Form 10KSB, Exhibit 13
period 2006-12-31
Santa Lucia Bancorp
filed 2007-03-26
CIK 1355607

Exhibit 13

Santa Lucia Bancorp 2006 Annual Report

2006

Santa Lucia Bancorp

7480 El Camino Real

Atascadero, California 93422

Stock Symbol — SLBA.OB

Santa Lucia Bank

7480 El Camino Real

Atascadero, California 93422

www.santaluciabank.com

Atascadero	Paso Robles	Arroyo Grande	Santa Maria
7480 El Camino Real	1240 Spring St.	1530 E. Grand Ave.	1825 S. Broadway
(805) 466-7087	(805) 239-1140	(805) 473-1988	(805) 614-9100

Message from the President

Dear Shareholders, Customers and Friends,

Santa Lucia Bancorp (“the Company”) is pleased to report that 2006 was a very exciting and rewarding year. Santa Lucia Bank Shareholders approved the formation of a Bank Holding Company at the Annual Shareholders Meeting on March 15, 2006. Santa Lucia Bancorp became a reality on April 3, 2006. Santa Lucia Bank now operates as a wholly owned subsidiary of Santa Lucia Bancorp.

One of the primary reasons we asked our Shareholders to approve the formation of Santa Lucia Bancorp is that a Bank Holding Company can issue Trust Preferred Securities. Santa Lucia Bancorp issued $5,155,000 in Trust Preferred Securities in April 2006. The Company has since invested $3,000,000 into Santa Lucia Bank to further support the Bank’s growth and development.

Net profits for the Company reached an all time high of $3,388,271 or a 23.4% increase over 2005’s Net Income of $2,746,820. We are very pleased with the growth in Net Income in 2006, especially when you consider this is following a 50.8% increase in Net Income from 2004 to 2005. We are confident that the results support our continued commitment to providing quality, timely and personalized service to our Customers on a consistent basis.

Larry H. Putnam, President and Chief Executive Officer

Total Asset and Deposit growth were not at the same levels as prior years, in a large extent due to the redeployment of our Customers funds into their Businesses and into alternate investments. There has been a substantial improvement in Non-Bank investment alternatives during the past several years. Total Deposits grew to $212,998,452 or 2.95%, despite the reallocation of deposits by our existing Customer base. We have seen a change in the mix of our Deposits, however the Company’s non-interest bearing Demand Deposits remain relatively unchanged between 2005 and 2006. Core deposit and loan growth are two of the major factors that allowed the Company to increase its Net Income significantly since 2002.

Santa Lucia Bancorp, continued its wholly owned subsidiary’s practice of paying Cash Dividends to our Shareholders. Two Cash Dividends were paid in 2006 totaling $0.40 per share. This is the seventeenth consecutive year that Cash Dividends have been paid to our Shareholders. The results from the 4 for 1 Stock Split, that took place June 30, 2005 produced the results that

Santa Lucia Bancorp’s Board of Directors. Standing left to right—Douglas C. Filipponi, Vice Chairman, Larry H. Putnam, President and Chief Executive Officer, Jerry W. DeCou III, Chairman of the Board. Seated left to right—Khatchik H. Achadjian, D. Jack Stinchfield, Jean Hawkins, Paul G. Moerman, and Stanley R. Cherry.

were expected. We have seen an increase in the volume of trades and the overall liquidity of the Company’s Stock. Santa Lucia Bancorp’s stock closed the year at $28.00 per share, which represents a 7.7% increase in 2006. This follows a 40.5% increase in 2005, when adjusted for the 4 for 1 stock split. Earnings per share (basic) increased 21.2% to $1.77 per share compared to $1.46 in 2005 and $0.98 in 2004.

I am very pleased with the Company’s overall performance and its ability to continue to grow its Core Business. A very important factor in our success is the continued dedication and commitment of our Board of Directors, Officers and Staff to the principal of providing quality personalized service to the markets we serve. This is enhanced by the First Class Facilities that we have strategically placed on the Central Coast of California, which is a very desirable and growing region.

In closing, I would especially like to thank all of our Loyal Customers that continually support Santa Lucia Bank. This coupled with the ongoing support of our Shareholders, Directors and Employees will allow us to improve on the Company’s performance for years to come. I would like to wish you the very best in 2007 and thank you for your continued support.

Larry H. Putnam
President
Chief Executive Officer

SANTA LUCIA BANK
(a wholly owned subsidiary of Santa Lucia Bancorp)

Senior Management Team

LARRY H. PUTNAM

President and Chief Executive Officer

JOHN C. HANSEN
Executive Vice resident and
Chief Financial Officer

JIM COWAN
Senior Vice President
Branch Administrator

WILLIAM F. FILIPPIN

Senior Vice President
Credit Administrator

Eager to service your
banking needs

William F. Filippin, John C. Hansen, Jim Cowan, Larry H. Putnam

Administrative Team

LARRY H. PUTNAM

President and Chief Executive Officer

JOHN C. HANSEN

Executive Vice President and Chief Financial Officer

JIM COWAN

Senior Vice President
Branch Administrator

WILLIAM F. FILIPPIN

 Senior Vice President
Credit Administrator

CLAUDYA OGLESBY

Vice President
Administration
MELODEE FONTANA

Vice President

Operations Administrator

SHARON SATTERTHWAITE Assistant VicePresident
Administration

KRISTIE KELLER

Assistant Vice President
Central Operations

Jim Cowan, John C. Hansen, Sharon Satterthwaite, Kristie Keller, William F. Filippin, Larry H. Putnam, Melodee Fontana, Claudya Oglesby

Atascadero Office 7480 El Camino Real, Atascadero, California

Atascadero Officer Team

TERI DAVIS
Vice President
Loan Officer

JIM KELLEY

Vice President
Loan Officer

LARRY WOMACK

Vice President
Loan Officer

KIM DONALDSON

Assistant Vice President Operations Officer

KAREN SAMPSON

Assistant Operations Officer

ROBERT McCONAGHY

Loan Officer

Kim Donaldson, Teri Davis, Karen Sampson, Larry Womack, Jim Kelley, Robert McConaghy

Paso Robles Office 1240 Spring Street, Paso Robles, California

Paso Robles Officer Team
ROBERT COVARRUBIAS Vice President Manager CHERYL MUMFORD Assistant Vice President Operations Officer RYUN McCRORY Assistant Vice President Loan Officer J. DARREN BARNES Loan Officer
Cheryl Mumford, J. Darren Barnes, Robert Covarrubias, Ryun McCrory

Arroyo Grande Office 1530 East Grand Avenue, Arroyo Grande, California

Arroyo Grande Officer Team
MICHAEL W. MCKENZIE Vice President Manager JENNIFER BASSI GINDER Assistant Vice President Operations Officer RICHARD ALLEN Assistant Vice President Loan Officer REGINA M. SHELDON Loan Officer
Richard Allen, Michael W. McKenzie, Regina M. Sheldon, Jennifer Bassi Ginder

Santa Maria Office 1825 South Broadway, Santa Maria, California

Santa Maria Officer Team
LEAH T. WEST Vice President Manager JAMES P. BURUBELTZ Vice President Loan Officer STELLA MARTINEZ Operations Officer

SANTA LUCIA BANCORP

FINANCIAL HIGHLIGHTS

As of Years Ended December 31,

The Company has only one class of securities, common stock, which is traded on the over-the-counter market. Our stock is quoted on the OTC Bulletin Board under the symbol SLBA.OB. The information in the following table indicates the high and low bid prices of the Company’s common stock for each quarterly period during the last two years based upon information provided by the Company market makers. These prices do not include retail mark ups, mark downs or commissions, but have been adjusted to reflect the Bank’s 4-for-1 stock split that was effective June 2005.

Quarter Ended 2006	Low	High

December 31	$24.00	$29.00
September 30	24.05	27.00
June 30	26.55	34.50
March 31	25.05	30.25

Quarter Ended 2005	Low	High
December 31	$25.50	$29.50
September 30	20.25	30.00
June 30	19.37	20.25
March 31	18.38	20.00

Santa Lucia Bancorp and Subsidiary

Consolidated Selected Financial Information

	Year Ended December 31,
	2006	2005	2004	2003	2002
Summary of Operations:	(dollars in thousands, except per share data)
Interest Income	$17,027	$13,546	$10,220	$9,157	$8,426
Interest Expense	3,577	1,984	1,343	1,324	1,614

Net Interest Income	13,450	11,562	8,877	7,833	6,812
Provision for Loan Loss	240	300	110	115	30

Net Interest Income After Provision for Loan Losses	13,210	11,262	8,767	7,718	6,782
Nointerest Income	1,010	1,052	1,191	1,376	1,244
Nointerest Expense	8,590	7,808	7,060	6,609	6,082

Income Before Income Taxes	5,630	4,506	2,898	2,485	1,944
Income Taxes	2,242	1,759	1,076	873	673

Net Income	$3,388	$2,747	$1,822	$1,612	$1,271

Cash Dividends Paid	$768	$730	$697	$685	$672

Per Share Data:
Net Income — Basic	$1.77	$1.46	$0.98	$0.89	$0.71
Net Income — Diluted	$1.68	$1.38	$0.94	$0.86	$0.67
Dividends	$0.400	$0.388	$0.375	$0.375	$0.375
Book Value	$9.93	$8.35	$7.42	$6.96	$6.56

Common Outstanding Shares:	1,928,097	1,899,543	1,861,764	1,844,708	1,801,376
(Adjusted for 4-for-1 stock split)

Statement of Financial Condition Summary:
Total Assets	$240,738	$231,532	$211,684	$183,827	$162,483
Total Deposits	212,988	206,879	194,868	168,033	149,831
Total Net Loans	169,680	152,563	125,586	109,949	101,506
Allowance for Loan Losses	1,654	1,470	1,200	1,112	1,026
Total Shareholders’ Equity	19,137	15,866	13,807	12,845	11,812

Selected Ratios:
Return on Average Assets	1.42%	1.21%	0.91%	0.94%	0.85%
Return on Average Equity	19.45%	18.67%	13.71%	13.00%	11.16%
Average Loans as a Percentage of Average Deposits	79.74%	69.90%	62.77%	68.93%	69.92%
Allowance for Loan Losses to Total Loans	0.96%	0.95%	0.94%	1.00%	1.00%
Company:
Tier I Capital to Average Assets	10.00%	—	—	—	—
Tier I Capital to Risk-Weighted Assets	14.00%	—	—	—	—
Total Capital to Risk-Weighted Assets	15.00%	—	—	—	—
Bank:
Tier I Capital to Average Assets	9.11%	7.16%	6.53%	7.00%	7.08%
Tier I Capital to Risk-Weighted Assets	11.43%	9.33%	8.80%	9.34%	9.47%
Total Capital to Risk-Weighted Assets	13.13%	11.34%	10.85%	11.66%	10.34%

Santa Lucia Bancorp and Subsidiary

General

Santa Lucia Bancorp (the “Company”) (OTC Bulletin Board SLBA.OB) is a California corporation organized April 3, 2006 to act as the holding company for its wholly owned subsidiary Santa Lucia Bank (the “Bank”), collectively referred to herein as the “Company.”  The Bank was organized as a national banking association on December 19, 1984 and commenced operations on August 5, 1985. The Bank converted from a national to a California state-chartered bank on May 30, 1997.

The Bank is a commercial banking business, operating from offices located at 7480 El Camino Real, Atascadero, California, 1240 Spring Street, Paso Robles, California, 1530 East Grand Avenue, Arroyo Grande, California and 1825 South Broadway, Santa Maria, California.

The Bank’s operating policy since its inception has emphasized general commercial banking.  Most of the Bank’s customers are small to mid-sized businesses and individuals.  The business of the Bank emphasizes serving the needs of local businesses, professionals, and wage earners.  The Bank provides services designed to meet the needs of the various segments of the markets it serves.  These services include a full line of business loans, business leasing, personal loans and deposit products.

Management’s Discussion and Analysis and Results of Operations

Certain statements contained in this report, including, without limitation, statements containing the words “believes”, “anticipates”, “intends”, “expects”, and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions in those areas in which the Company operates, demographic changes, competition, fluctuations in interest rates, changes in business strategy or developmental plans, changes in governmental regulations, credit quality, the availability of capital to fund the expansion of the Company’s business, and other factors referenced in the Company’s reports filed pursuant to the Exchange Act.  Given these uncertainties, shareholders are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

This discussion should be read in conjunction with the Company’s audited financial statements and notes thereto which appear elsewhere in this report.

Overview

The following sections set forth an analysis of the significant operating changes, business trends, financial condition, earnings, capital position and liquidity that have occurred in the three-year period ended December 31, 2006.

Consolidated Results of Operations

In 2006 the Company recorded record earnings of $3,388,000, which reflects an increase of $641,000 or 23.4% over the previous year.  In 2005, earnings were $2,747,000, an increase of 50.8% from 2004’s earnings of $1,822,000, which reflected an increase of 13.0% from earnings posted in 2003.  Basic earnings per share in 2006 were $1.77 compared with $1.46 and $0.98 for 2005 and 2004, respectively.  This reflects an increase from 2005 to 2006 of 21.2%.  The earnings per share (diluted) for 2006, 2005 and 2004 were $1.68, $1.38 and $0.94, respectively, a 21.7% increase from 2005 to 2006.  The Company paid cash dividends totaling $0.40 per share during 2006 compared to $0.388 paid in 2005 and $0.375 paid in 2004.  Return on average shareholder’s equity was 19.5% in 2006 compared to 18.7% in 2005 and 13.7% in 2004.  Return on average assets was 1.42% in 2006 compared to 1.21% in 2005 and 0.91% in 2004.

The increase in the Company’s net earnings from 2005 to 2006 was due to an $11.7 million increase in average earning assets coupled with a 100 basis point increase in the prime lending rate.  The significant increase in the Company’s loans coupled with the increase in rates, resulted in a $3.5 million increase in interest income.

The Company believes that the local economies, in which it operates, Atascadero, Paso Robles, Arroyo Grande, and Santa Maria continue to remain stable.

Net Interest Income

Net interest income is the Company’s largest source of operating income and is derived from interest and fees received on interest earning assets, less interest expense incurred on interest bearing liabilities.  The most significant impact on the Company’s net interest between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest earning assets and interest bearing liabilities.  The volume of loans, investment securities and other interest earning assets, compared to the volume of interest bearing deposits and indebtedness, combined with the spread, produces changes in the net interest income between periods.

Interest income increased $3,481,000 or 25.7% in 2006 from $13,546,000 in 2005 to $17,027,000 in 2006.  This is compared to an increase of $3,326,000 or 32.5% from 2004 to 2005 and an increase of $1,063,000 or 11.6% from 2003 to 2004.  The increase in 2006 was primarily due to the 16.5% growth in the average loan portfolio.

Total interest and fees produced an 8.1% yield on average earning assets in 2006 versus 6.8% in 2005 and 5.8% in 2004.  The average loan to deposit ratio for 2006 was 79.7%, which represents an increase of 14.1% over the 69.9% average for 2005 and 62.8% for 2004.

Total interest expense increased $1,593,000, or 80.3% from $1,984,000 in 2005 to $3,577,000 in 2006 compared to an increase of $641,000 or 47.7% from 2004 to 2005.  The increase in total interest expense was due to a 99 basis point increase in the rate paid on average interest bearing liabilities, plus an $11,707,000 shift from lower interest rate NOW, Money Market and Savings accounts to higher interest rate Time Certificates of deposits, coupled with $190,000 interest expense for the $2,000,000 Subordinated Debt and $243,000 interest expense for the $5,155,000 in Trust Preferred securities that the Company issued in April of 2006.  The volume of average interest bearing liabilities increased 2.8% in 2006, while increasing 12.4% in 2005.  The rate on interest-bearing deposits increased 99 basis points from 1.52% in 2005 to 2.51% in 2006.

Net interest margin increased 59 basis points from 5.79% in 2005 to 6.38% in 2006.  The primary reason for the increase in the net interest margin was a change in the mix of the average earning assets coupled with the rising rate environment.  The loan portfolio on average increased from 72.8% of average earning assets at December 31, 2005 to 80.3% of average earning assets as of December 31, 2006, while average investment securities decreased from 27.2% at December 31, 2005 to 19.7% at December 31, 2006.  The results of this portfolio mix change increases the effective yield of earning assets.  In a rising rate environment, yields on assets tend to rise faster.  The yield on earning assets increased 129 basis points while rates paid on deposits increased 99 basis points.

The following table shows the composition of average earning assets and average interest-bearing liabilities, average yields and rates, and the net interest margin for the years ended December 31, 2006, 2005 and 2004.  Nonaccrual loans are included in the calculation of the average balances of loans, and nonaccrued interest is excluded.

	Year Ended December 31
	2006			2005			2004
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets:	(dollars in thousands)
Loans	$169,139	$15,397	9.10%	$145,195	$11,747	8.09%	$115,255	$8,391	7.28%
Investment securities	38,573	1,485	3.85%	48,660	1,625	3.34%	53,012	1,734	3.27%
Federal funds sold	2,941	145	4.93%	5,658	174	3.06%	9,118	95	1.04%
Interest-earning deposits with other institutions	—	—	—	—	—	—	—	—	—
Total average interest-earning assets	210,653	17,027	8.08%	199,540	13,546	6.79%	177,385	10,220	5.76%
Other assets	28,808			27,913			23,752
Less allowance for loan losses	(1,593)			(1,332)			(1,155)
Total average assets	$237,868			$226,121			$199,982

Liabilities and Shareholders’ Equity:
Transaction accounts	$17,784	$61	0.34%	$21,097	$57	0.27%	$19,137	$38	0.20%
Time deposits	55,853	2,317	4.15%	40,772	1,196	2.93%	38,353	849	2.21%
Other	49,089	701	1.43%	57,483	563	0.98%	48,649	340	0.70%

Total average interest-bearing deposits	122,726	3,079	2.51%	119,352	1,816	1.52%	106,139	1,227	1.16%
Demand deposits	89,383			88,366			77,470
Total deposits	212,109			207,718			183,609
Subordinated debt	2,000	190	9.50%	2,000	152	7.60%	2,000	116	5.80%
Other borrowings	4,821	308	6.39%	439	16	3.64%	—	—	—
Other liabilities	1,515			1,253			1,083
Shareholders’ equity	17,423			14,711			13,290

Total average liabilities and shareholders’ equity	$237,868			$226,121			$199,982
Net interest income		$13,450			$11,562			$8,877
Net interest margin			6.38%			5.79%			5.00%

The Company’s net yield on interest-earning assets is affected by changes in the rates earned and paid and the volume of interest earning assets and interest-bearing liabilities. The impact of changes in volume and rate on net interest income are shown in the following table:

	Year Ended December 31, 2006			Year Ended December 31, 2005
	over			over
	Year Ended December 31, 2005			Year Ended December 31, 2004
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Change in (000’s)			Change in (000’s)
	Volume	Rate	Change	Volume	Rate	Change
Interest-bearing Assets:
Net Loans	2,075	1,575	3,650	2,349	1,007	3,356)
Investment Securities	(366)	226	(140)	(144)	35	(109)
Federal funds sold	(107)	78	(29)	(47)	126	79
Interest-earning deposits	—	—	—	—	—	—
Total interest income	1,602	1,879	3,481	2,158	1,168	3,326
Interest-bearing Liabilities:
Interest bearing demand — NOW	(8)	4	(4)	2	8	10
Money Market	(102)	159	57	93	77	170
Savings	1	88	89	14	49	63
Time Certificates of deposit	528	593	1,121	57	289	346
Short-term borrowings	43	6	49	16	—	16
Long-term borrowings	16	265	281	—	36	36

Total interest expense	478	1,115	1,593	182	459	641

Interest differential or net interest income	$1,124	$764	$1,888	$1,976	$709	$2,685

Noninterest Income

Noninterest income totaled $1,010,000 compared to $1,052,000 for the same period in 2005.  That represents a decrease of $42,000 or 4.0%.  The decrease was primarily due to a decrease in mortgage origination fees.

Service charges on deposit accounts totaled $616,000, which represents an increase of $13,000 or 2.2% over the same period in 2005. The increase in services charges was primarily due to a 5.4% increase in non-sufficient fund fees.

Other noninterest income totaled $394,000 compared to $449,000 for the same period in 2005.  That represents a decrease of $55,000 or 12.3%.  The decrease is primarily due to a decrease in mortgage origination fees and equipment leasing fees.

Refer to the “Statement of Earnings” for a breakdown of noninterest income.

Noninterest Expense

Noninterest expense increased $782,000 or 10.0% in 2006 over 2005 to $8,590,000 as compared to an increase of $748,000 or 10.6% in 2005 over 2004.  The overall increase can be largely attributed to the continued growth of the Company.

Salaries and related expenses increased $501,000 or 11.8% from 2005 to 2006 compared to an increase of $430,000 or 11.3% between 2004 and 2005.  This increase is attributed to normal staff related increases, coupled with a 7.3% increase in group health insurance and a $64,000 shared-based payment, which is part of a new requirement effective January of 2006 under SFAS 123(R), “Share-Based Payment.”  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Occupancy expense for the year ended December 31, 2006 totaled $664,000, which reflects an increase of $99,000 or 17.5% over the same period in 2005.  This was primarily due to an increase in building depreciation coupled with an increase in real estate taxes associated with our new office in Arroyo Grande.

Equipment expense for the year ended December 31, 2006 totaled $691,000, which reflects an increase of $107,000 or 18.3% over the same period in 2005.  This was primarily due to an increase in depreciation and maintenance expense due to the purchase of the Company’s new item processing and imaging equipment coupled with an upgrade to the teller workstations and platform system to enhance customer service.

Professional services for the year ended December 31, 2006 totaled $538,000, which reflects an increase of $73,000 or 15.7% over the same period in 2005.  This was primarily due to the increased scope and coverage of the Company’s third party audits and expenses associated with the formation of the holding company in April of 2006.

Data processing expense for the year ended December 31, 2006 totaled $468,000, which reflects an increase of $28,000 or 6.4% from the same period in 2005.  This was primarily due to a 5% increase in contracted fees coupled with the continued growth of the Company.

Office expenses decreased $14,000 or 3.7% from $374,000 in 2005 to $360,000 in 2006.  This was primarily due to a 14.3% decrease in postage expense.

Marketing expense increased $10,000 or 2.5% from $398,000 in 2005 to $408,000 in 2006.

Director fees and expenses for the year ended December 31, 2006 totaled $263,000, which reflects an increase of $2,000 or 0.8% over the like period in 2005.

Messenger and courier expenses increased $4,000 or 2.8% from $144,000 in 2005 to $148,000 in 2006.

Other expense decreased $27,000 or 10.0% from $269,000 in 2005 to $242,000 in 2006.  This decrease was due to a $12,000 decrease in operating losses coupled with a $15,000 decrease in stockholder related fees.

The Company’s efficiency ratio for 2006 was 60.4%.  This represents an improvement from the 2005 efficiency ratio of 63.4%, which was an improvement from the 2004 ratio of 70.9%. The improvement in the efficiency ratio was primarily due to the improved profitability of our Santa Maria office combined with the overall growth of the Company.

Refer to the “Statement of Earnings” for a breakdown of noninterest expense.

Income Taxes

The provision for income taxes was $2,242,000 in 2006, $1,759,000 in 2005 and $1,076,000 in 2004.  The effective tax rate was 39.9% in 2006 as compared to 39.0% in 2005 and 37.2% in 2004.  This increase was due to a decreasing percentage of tax-free investments.

Financial Condition

In 2006, the Company’s consolidated total assets increased to $240,738,000 compared to $231,532,000 in 2005 and $211,684,000 in 2004 for increases of 4.0%, 9.3% and 15.2% respectively.

Total deposits increased $6.1 million to $213,988,000 compared to $206,879,000 in 2005 and $194,868,000 in 2004 for increases of 3.0%, 6.2% and 16.0% respectively.

Securities available for sale totaled $42,778,000 at December 31, 2006, compared to $41,830,000 at December 31, 2005 and $57,535,000 at December 31, 2004.  This represents an increase of 2.3% over December 31, 2005.

Loan Portfolio

Total loans outstanding averaged $169,139,000 in 2006 compared to $145,195,000 in 2005.  This represents an increase of $23,944,000 or 16.5% in 2006 compared to an increase of $29,940,000 or 26.0% in 2005.  Actual net loans at December 31, 2006 equaled $169,680,000 for an increase of $17,117,000 or 11.2% over 2005.

The following table sets forth the amount of total loans outstanding in each category for the years indicated:

	Year Ended December 31
	2006	2005	2004	2003	2002
	(dollars in thousands)
Commercial	$36,407	$34,139	$32,797	$30,490	$29,598
Real Estate — construction	55,307	52,696	29,707	25,446	19,222
Real Estate — other	78,757	66,390	63,433	53,931	51,409
Consumer	1,604	1,493	1,570	1,645	2,749
Total gross loans	172,075	154,758	127,507	111,512	102,978
Less: unearned fees	(741)	(725)	(721)	(451)	(446)
Less: allowance for loan losses	(1,654)	(1,470)	(1,200)	(1,112)	(1,026)

Total net loans	$169,680	$152,563	$125,586	$109,949	$101,506

Weighted average yield on loans for the year	9.1%	8.1%	7.3%	7.3%	7.4%

The following table sets forth the amount of total loans outstanding at December 31, 2006 by contractual maturity date:

		After One
	One Year	Year Through	After
	or Less	Five Years	Five Years	Total
	(dollars in thousands)
Commercial	$22,815	$7,537	$6,055	$36,407
Real Estate — construction	49,909	5,398	—	55,307
Real Estate — other	1,536	12,271	64,950	78,757
Consumer	998	415	191	1,604

	$75,258	$25,621	$71,196	$172,075

A significant portion of the loan portfolio of the Company is dependent on real estate.  At December 31, 2006, real estate served as the principal source of collateral with respect to 77.9% of the Company’s loan portfolio.  A decline in current economic conditions or a continued rise in interest rates could have an adverse effect on the demand for new loans.  It is also understood that the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by the Company, could affect the Company’s financial condition and results of operations in general and the market value of the Company’s common stock.  Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company’s financial condition.

Real estate construction and other real estate loans equaled $134,064,000 or 77.9% of the total loan portfolio and $119,086,000 or 77.0% of the total loan portfolio at December 31, 2006 and 2005, respectively.  Other real estate loans are comprised of loans to individuals for their businesses, consumer real estate loans including home equity lines of credit and loans for farmland, including vineyards.  The Company has known for some time that it has a concentration in commercial real estate loans.  As a means to more closely monitor this concentration, the Company has instituted the use of NAICS codes to monitor industry trends within its commercial real estate portfolio.  As of December 31, 2006, the Company had $69,971,000 or 39.5% of its loans in commercial real estate.  Of this number, $38,206,000 or 56.2% is commercial real estate for owners use.  No industry type exceeds 5.0% of total loans.  The remaining $29,765,000 or 43.8% is commercial real estate for non-owners use.  Commercial real estate loans for non-owners use as a percentage of total loans equates to 17.3%.  We watch the commercial real estate loans for non-owners use along with changes within our owners use very closely and are familiar with the individuals and projects and at this time we do not foresee any problems or undue risk.  It has always been a part of our business banking practice to loan to small businesses for their facilities as well as their other business needs.  Total real estate loans increased $14,705,000 or 12.3% in 2006 over 2005 compared to an increase of $25,946,000 or 27.9% in 2005 over 2004.  The increase is spread throughout construction of residential units held for resale or for the borrower’s personal residence, off-site development, or land held for future development of commercial or residential properties.  The Company has not seen a significant increase in the number of loans but rather a significant increase in the size of loans due to appreciating real estate values along the Central Coast.  The Company loans to customers with a long history of successful developments in our market areas, as well as a long-term relationship with Santa Lucia Bank.  The Company has experience and knowledge in construction lending and does not feel that there is any undue risk to the Company.  These loans are secured by real estate, and in general, do not exceed 75% of the appraised value on commercial residential real estate or 80% on an individual’s personal residence.

The Company makes commercial loans to small and mid-size businesses for various reasons, including working capital, inventory and equipment.  Commercial loans equaled $36,407,000 or 21.2% of the total loan portfolio and $34,139,000 or 22.1% of the total loan portfolio at December 31, 2006 and 2005, respectively.  Commercial loans increased $2,268,000 or 6.6% from 2005 to 2006 compared to an increase of $1,238,000 or 3.8% in 2005 over 2004.

Consumer and other loans equaled $1,604,000 or 0.9% of the total loan portfolio at December 31, 2006 compared to $1,533,000 or 1.0% at December 31, 2005.  Consumer loans increased $71,000 or 4.6% in 2006 over 2005 compared to a decrease of $37,000 or 2.4% in 2005 over 2004.

The Company had undisbursed loans totaling $56,557,000, $53,280,000, and $51,164,000 as of December 31, 2006, December 31, 2005 and December 31, 2004, respectively.  Standby Letters of Credit accounted for $2,603,000, $1,546,000 and $2,689,000 of the undisbursed loans as of December 31, 2006, December 31, 2005 and December 31, 2004, respectively.  The Company uses the same credit policies in making these commitments as is done for all of its lending activities.  As such, the credit risk involved in these transactions is the same as that involved in extending loan facilities to customers.

Loans with maturities greater than one year at December 31, 2006 include approximately $11,060,000 of fixed rate loans or 6.4% of the total loan portfolio compared to $7,642,000 or 4.9% of the total loan portfolio as of December 31, 2005 and $8,647,000 or 6.8% of the total loan portfolio as of December 31, 2004.  The balance of the loans that have maturities of one year or less, or are variable rate loans at December 31, 2006 totaled $161,015,000 or 93.6% compared to $147,116,000 or 95.1% as of December 31, 2005 and $118,860,000 or 93.2% as of December 31, 2004.

Nonperforming loans

Interest income is accrued daily as earned on all loans.  Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans.  The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collectibility.  When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible.

The composition of nonperforming loans as of the end of the last five fiscal years is summarized in the following table:

	Year Ended December 31
	2006	2005	2004	2003	2002
	(dollars in thousands)
Nonaccrual loans:
Commercial	$—	$—	$—	$23	$70
Real estate	—	135	758	805	888
Consumer	—	—	—	—	—
Total	—	135	758	828	958
Loans 90 days or more past due and still accruing:
Real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Commercial	550	—	—	—	—
Total	550	—	—	—	—
Total nonperforming loans:	550	135	758	828	958
OREO	—	—	—	—	329
Total nonperforming assets:	$550	$135	$758	$828	$1,287

Nonperforming assets as a percentage of total gross loans	0.32%	0.09%	0.59%	0.74%	1.25%
Nonperforming assets as a percentage of total assets	0.23%	0.06%	0.36%	0.45%	0.79%
Allowance for loan losses to nonperforming loans	300.73%	1088.89%	158.31%	134.30%	107.10%

The Company had one nonperforming loan totaling $550,000 as of December 31, 2006, compared to one nonperforming loan totaling $135,000 at December 31, 2005 and one nonperforming loan totaling $758,000 at December 31, 2004.  The current nonperforming loan is in the process of being collected and has been determined to be fully collectible.

There were no significant loans that were current as of December 31, 2006, where serious doubt existed as to the ability of the borrower to comply with the present loan repayment terms or that represent a “troubled debt restructuring.”

The Company had no “Other Real Estate Owned” (OREO) property as of December 31, 2006.

The Company experienced net charge-offs of $56,000, $30,000 and $22,000 in 2006, 2005 and 2004 respectively

Quality of loans

Inherent in lending is the fact that loan losses will be experienced and that the risk of loss will vary with the type of loan extended and the creditworthiness of the borrower.  To reflect the estimated risks of loss associated with its loan portfolio, provisions are made to the Company’s allowance for possible loan losses.  As an integral part of this process, the allowance for possible loan losses is subject to review and possible adjustment as a result of regulatory examinations conducted by governmental agencies and through management’s assessment of risk.  The Company’s entire allowance is a valuation allocation; that is, it has been created by direct charges against operations through the provision for possible loan losses.

The Company evaluates the allowance for possible loan losses based upon an individual analysis of specific categories of loans, specific categories of classified loans and individual classified assets.  The adequacy of the allowance is determinable only on an approximate basis, since estimates as to the magnitude and timing of loan losses are not predictable because of the impact of external events.  In addition, the Company contracts with an independent loan review firm to evaluate overall credit quality on an ongoing basis.  Management then considers the adequacy of the allowance for possible loan losses in relation to the total loan portfolio.

The provision for possible loan losses charged against operating expense is based upon an analysis of the actual migration of loans to losses plus an amount for other factors that, in management’s judgment, deserve recognition in estimating possible loan losses.  These factors include numerous items among which are: specific loan conditions as determined by management; the historical relationship between charge-offs and the level of the allowance; the estimated future loss in all significant loans; known deterioration in concentrations of credit; certain classes of loans or pledged collateral; historical loss experience based on volume and type of loan; the results of any independent review or evaluation of the loan portfolio quality conducted by or at the direction of the Company’s management or by bank regulatory agencies; trends in portfolio volume, maturity, and composition; off-balance sheet credit risk; volume and trends in delinquencies and nonaccruals; lending policies and procedures including those for charge-off, collection, and recovery; national and local economic conditions and downturns in specific local industries; and the experience, ability, and depth of the lending staff and management.  The Company evaluates the adequacy of its allowance for possible loan losses quarterly.

It is management’s view that the allowance for loan losses of $1,654,000 or .96% of total loans as of December 31, 2006 is adequate after considering the above factors.  This allowance is compared to $1,470,000 or ..95% in 2005 and $1,200,000 or .94% in 2004.  However, there can be no assurance that in any given period the Company will not sustain charge-offs that are substantial in relation to the size of the allowance.

The allocation of the allowance for possible loan losses as of the end of the last five fiscal years is summarized in the following table:

	Year Ended December 31
	2006	2005	2004	2003	2002
	(dollars in thousands)
Outstanding loans:
Average for the year (net)	$169,139	$145,195	$115,255	$109,148	$95,600
End of the year (net)	169,680	152,563	125,586	109,949	101,506
Allowance for loan losses:
Balance at beginning of year	$1,470	$1,200	$1,112	$1,026	$1,010
Actual charge-offs:
Commercial	77	43	22	16	4
Real estate	—	—	—	—	—
Consumer	—	—	—	—	—
All other (including overdrafts)	6	3	1	17	13
Total charge-offs	83	46	23	33	17
Less Recoveries:
Commercial	26	15	—	4	2
Real estate	—	—	—	—	—
Consumer	—	—	—	—	—
All other (including overdrafts)	1	1	1	_	1
Total recoveries	27	16	1	4	3
Net loan charge-offs (recoveries)	56	30	22	29	14
Provision for loan loss	240	300	110	115	30
Balance at end of period	$1,654	$1,470	$1,200	$1,112	$1,026
Ratios:
Net loan charge-offs (recoveries) to average loans	0.03%	0.02%	0.02%	0.03%	0.01%
Allowance for loan losses to end of year loans	0.96%	0.95%	0.94%	1.00%	1.00%
Net loan charge-offs (recoveries) to allowance for loan losses	3.39%	2.04%	1.83%	2.61%	1.36%
Net loan charge-offs (recoveries) to provision charged to operating expense	23.33%	10.00%	20.00%	25.22%	46.67%

Investment Securities

The average balance of Federal Funds Sold (overnight investments with other banks) was $2,941,000 in 2006, $5,685,000 in 2005, and $9,118,000 in 2004.  These investments are maintained primarily for the short-term liquidity needs of the Company.  The major factors influencing the levels of required liquidity are the loan demand of the Company’s customers and fluctuations in the Company’s deposits.   The Company’s loan-to-deposit ratio averaged 79.7% in 2006, compared to 69.9% in 2005, and 62.8% in 2004.

Average total investment securities decreased by $10,087,000 or 20.7% during 2006, compared to a decrease of $4,352,000 or 8.2% in 2005.  The decrease in 2006 was due in large part to the redeployment of assets into higher yielding loans.  The aggregate market value of the investment portfolio was $462,000 less than the amortized cost as of December 31, 2006.  While a significant number of individual investments classified as available for sale had a market value less than the amortized cost as of December 31, 2006, the Company has the ability and intent to hold these securities to maturity.  It is the Company’s policy not to engage in securities trading transactions.  There are no investments in the portfolio deemed to be permanently impaired.  The Company has classified all of its investment securities as available for sale.

	December 31
	2006				2005
	Amortized	Unrealized	Unrealized	Estimated	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Fair Value	Cost	Gains	(Losses)	Fair Value

Securities available for sale:
U.S. Government and Agency securities	$19,094,065	$3,029	$(76,599)	$19,020,495	$22,164,983	$—	$(349,578)	$21,815,405
State and Political Subdivisions	$4,805,053	$9,970	$(89,397)	$4,725,626	$4,598,941	$21,840	$(95,856)	$4,524,925
Mortgage—Backed Securities	$19,340,821	$20,303	$(328,828)	$19,032,296	$15,891,090	$—	$(401,707)	$15,489,383

Total	$43,239,939	$33,302	$(494,824)	$42,778,417	$42,655,014	$21,840	$(847,141)	$41,829,713

The amortized cost, estimated fair value, and weighted average yield for investment securities available for sale based on maturity date are set forth in the table below.  The weighted average yield is based on the amortized cost of the securities using a method that approximates the level yield method:

	December 31,
	2006			2005
			Weighted			Weighted
	Book	Market	Average	Book	Market	Average
	Value	Value	Yield	Value	Value	Yield
Available-for-Sale Securities:
U.S. Government and Agency Securities
One Year or Less	8,998,769	8,924,794	3.59%	15,183,779	14,999,175	2.81%
One to Five Years	8,095,296	8,095,701	5.03%	6,981,204	6,816,230	3.14%
Five to Ten Years	2,000,000	2,000,000	5.10%	—	—
Over Ten Years	—	—		—	—
Total U.S. Agency	19,094,065	19,020,495	4.36%	22,164,983	21,815,405	2.91%

State and Political Subdivisions:
One Year or Less	708,100	702,151	4.36%	440,000	443,410	7.69%
One to Five Years	3,859,382	3,790,725	5.20%	3,921,647	3,854,612	4.77%
Five to Ten Years	237,571	232,750	5.74%	237,294	226,903	5.57%
Over Ten Years	—	—		—	—
Total State & Political Subdivisions	4,805,053	4,725,626	5.10%	4,598,941	4,524,925	5.09%

Mortgage Backed Securities:
One Year or Less	3,650,978	3,590,877	4.26%	3,634,891	3,543,760	3.87%
One to Five Years	11,261,147	11,033,390	4.20%	9,503,938	9,274,471	3.94%
Five to Ten Years	2,711,676	2,695,483	4.63%	2,309,893	2,237,967	3.91%
Over Ten Years	1,717,020	1,712,546	4.71%	442,368	433,185	4.12%
Total Mortgage Backed Securities	19,340,821	19,032,296	4.32%	15,891,090	15,489,383	3.92%

Total Available-for-Sale Securities	$43,239,939	$42,778,417	4.42%	$42,655,014	$41,829,713	3.52%

Deposits

Total average deposits increased $4,391,000 or 2.11% during 2006, compared to an increase of $24,109,000 or 13.1% in 2005 and an increase of $25,267,000 or 16.0% in 2004.  Average noninterest-bearing deposits increased $1,017,000 or 1.2% in 2006, compared to an increase of $10,896,000 or 14.1% in 2005 and an increase of $14,053,000 or 22.2% in 2004.  Average interest-bearing deposits increased $3,374,000 or 2.8% in 2006 compared to an increase of $13,213,000 or 12.5% in 2005 and an increase of $11,214,000 or 11.8% in 2004.

The chart below indicates a shift in lower interest-bearing deposits (NOW, Money Market and Savings) to higher interest rate Time Certificates of Deposit.  This appears to be a trend that is common throughout the local banking industry and is expected to continue in 2007 as competition for deposits remains strong.

The following table summarizes the distribution of average deposits and the average rates paid for the period indicated:

	December 31
	2006		2005		2004

	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(dollars in thousands)
Noninterest-bearing demand deposits	$89,383		$88,366		$77,470
Money market accounts	24,103	2.09%	30,186	1.48%	23,286	1.13%
NOW accounts	14,696	0.26%	17,834	0.24%	16,765	0.19%
Savings deposits	28,074	0.79%	30,560	0.44%	27,736	0.25%
Time deposits of $100,000 or more	29,800	4.21%	19,859	2.93%	17,159	2.14%
Other time deposits	26,053	4.08%	20,913	2.94%	21,193	2.27%

Total deposits	$212,109	1.45%	$207,718	0.87%	$183,609	0.67%

The remaining maturities of the Company’s certificates of deposit in the amount of $100,000 or more as of December 31, 2006 are indicated in the table below.  Interest expense on these certificates of deposit totaled $1,255,000 in 2006:

Deposits Maturing in	December 31, 2006

Three months or less	$15,934,943
Over three months through six months	10,404,297
Over six months through twelve months	7,289,250
Over twelve months	3,597,699

Total	$37,226,189

Capital

The Bank is required to maintain a minimum leverage-capital ratio of Tier I (as defined) to total assets based on the Bank’s ratings under the regulatory rating system. At the end of 2006, all Bank capital ratios were above all current Federal capital guidelines for a “well capitalized” bank.  As of December 31, 2006 the regulatory total capital to risk-weighted assets ratio was 13.1% compared to 11.3% as of December 31, 2005 and 10.9% as of December 31, 2004. The regulatory Tier I capital to risk-weighted assets ratio was 11.4% on December 31, 2006 compared to 9.3% on December 31, 2005 and 8.8% as of December 31, 2004.  The regulatory Tier I capital to average assets ratio was 9.1% as of December 31, 2006 compared to 7.2% as of December 31, 2005 and 6.5% as of December 31, 2004.

The Bank’s Tier I Capital ratio increased 190 basis points and the Bank’s Total Capital to Risk Weighted Assets ratio increased 180 basis points, due to a $3.0 million contribution from the Company, which represents a portion of its trust preferred proceeds, coupled with strong earnings for the year.

Long-term Borrowings

Santa Lucia Bancorp issued $5,155,000 in junior subordinated debt securities (the “debt securities”) to the Santa Lucia Bancorp (CA) Capital Trust, a statutory trust created under the laws of the State of Delaware.  These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on July 7, 2036. These debt securities may be redeemed for 105% of the principal balance through July 7, 2011 and then at par thereafter.  Interest is payable quarterly beginning July 7, 2006 at 1.48% over the quarterly adjustable 3-month LIBOR. Of this $5.2 million, the Company contributed $3.0 million to the Bank and retained $2.0 million at the Company level.  The securities do not entitle the holders to voting rights in the Company but will contain certain restrictive covenants, including restrictions on the payment of dividends to the holders of the Company’s common stock in the event that interest payments on the trust preferred securities are postponed.  The capital received from the trust preferred issuance is designated as Tier 1 capital for regulatory purposes.

During the third quarter of 2003, the Bank undertook and completed a private placement of subordinated debentures (“notes”) to augment its Tier 2 capital.  The total principal amount of the notes issued was $2,000,000.  The notes were sold pursuant to an applicable exemption from registration under the Securities Act of 1933 to certain accredited investors, including some of the Company’s directors and executive officers.  The notes include quarterly payment of interest at prime plus 1.5% and quarterly principal installments of approximately $166,666 commencing on September 30, 2008 until paid in full on June 30, 2011.

Interest Rate Sensitivity and Liquidity

The Company closely follows the maturities and repricing opportunities of both assets and liabilities to reduce gaps in interest spreads.  An analysis is performed quarterly to determine the various interest sensitivity gaps that exist. In general, the Company is asset sensitive, meaning that when interest rates change, assets (loans) will reprice faster than short-term liabilities (deposits).  Therefore, higher interest rates improve short-term profits and lower rates decrease short-term profits.  Currently, management’s analysis indicates that the Company’s asset sensitive position would not materially affect income for interest rate changes of one percent or less in one year.

The following table presents the Bank’s Rate Sensitivity Gap Report as of December 31, 2006:

						Non-Rate
	0-3 months	3-12 months	1-3 years	3-5 years	Beyond	Sensitive	Total

	(dollars in thousands)
Interest sensitive assets:

Investment securities	$4,389	$10,417	$15,079	$9,001	$5,750	$—	$44,636
Loan receivables	100,964	25,833	34,585	8,555	2,203	—	172,140
Federal funds sold	—	—	—	—	—	—	—
Non-earning assets	—	—	—	—	—	23,059	23,059

Total assets	$105,353	$36,250	$49,664	$17,556	$7,953	$23,059	$239,835

Interest sensitive liabilities:

Demand deposits	$—	$—	$—	$—	$—	$85,961	$85,961
NOW accounts	378	1,133	3,022	3,022	5,414	—	12,969
Money Market Accounts	2,102	6,306	14,012	—	—	—	22,420
Savings deposits	966	2,899	7,732	7,732	8,055	—	27,384
Time deposits	28,022	29,680	6,334	1,795	87	—	65,918

Total saving and time deposits	$31,468	$40,018	$31,100	$12,549	$13,556	$85,961	$214,652
Short-term borrowing	—	—	—	—	—	—	—
Long-term borrowing	2,000	—	—	—	—	—	2,000
Non-funding liabilities and capital	—	—	—	—	—	23,183	23,183

Total liabilities and capital	$33,468	$40,018	$31,100	$12,549	$13,556	$109,144	$239,835

Interest rate sensitivity gap	$71,885	$(3,768)	$18,564	$5,007	$(5,603)

Risk Indicators from GAP Analysis:

Cumulative GAP	$71,885	$68,117	$86,681	$91,688	$86,085
Cumulative GAP (% of total assets)	29.97%	28.40%	36.14%	38.23%	35.89%

The asset liability reports indicate that the Bank has an actual dollar risk exposure of $711,000 if interest rates fall 100 basis points.  This represents a -5.2% risk to interest income.  The Economic Value of Equity is 17.61% at zero basis points and 16.49% at a negative 100 basis points.

	Interest Income and Expense Under Rate Shock
	-200bp	-100bp	0bp	+100bp	+200bp
Net Interest Income
Earnings at Risk	$(1,455)	$(711)	$0	$646	$1,281
Percent of Risk	-10.6%	-5.2%	0.00%	4.7%	9.3%

The Company closely monitors its liquidity so that the cash requirements for loans and deposit withdrawals are met in an orderly manner.  Management monitors liquidity in relation to trends of loans and deposits for short term and long-term requirements.  Liquidity sources are cash, deposits with other banks, overnight Federal Fund investments, investment securities and the ability to sell loans.  As of December 31, 2006, the Bank’s liquidity ratio was 24.5% compared to 27.7% at December 31, 2005 and 35.4% at December 31, 2004.  The 24.5% liquidity ratio at December 31, 2006 is well within the Company’s policy limit.

Critical Accounting Policies

This discussion should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto.

Our accounting policies are integral to understanding the results reported.  Our most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies.  We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period.  In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner.  The following is a brief description of our current accounting policies involving significant management valuation judgments.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Loan Losses

The allowance for loan losses represents management’s best estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. The provision for loan losses is determined based on management’s assessment of several factors: reviews and evaluation of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experiences, the level of classified and nonperforming loans and the results of regulatory examinations.

Loans are considered impaired if, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate stipulated in the loan agreement, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. In measuring the fair value of the collateral, management uses assumptions and methodologies consistent with those that would be utilized by unrelated third parties.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

Available-for-Sale Securities

The fair value of most securities classified as available-for-sale are based on quoted market prices. If quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments.

Deferred Tax Assets

We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced.

Deferred Compensation Liabilities

Management estimates the life expectancy of the participants and the accrual methods used to accrue compensation expense.  If individuals outlive their assumed expectancies the amounts accrued for the payment of their benefits will be inadequate and additional changes to income will be required.

Availability of Form 10-KSB

If any shareholder would like a copy of the Company’s Annual Report on Form 10-KSB for the fiscal year ending December 31, 2006, they can be obtained without charge by sending a written request to John C. Hansen, Executive Vice President and Chief Financial Officer, P. O. Box 6047, Atascadero, California 93423.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Santa Lucia Bancorp and Subsidiary

We have audited the consolidated balance sheets of Santa Lucia Bancorp and Subsidiary (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, cash flows and shareholders’ equity for the three years ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Lucia Bancorp and Subsidiary as of December 31, 2006 and 2005, and the results of its operations and cash flows for the three years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Laguna Hills, California
January 17, 2007

Santa Lucia Bancorp and Subsidiary

Consolidated Balance Sheets

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and due from banks	$10,139,526	$15,293,047
Federal funds sold	—	5,000,000
TOTAL CASH AND CASH EQUIVALENTS	10,139,526	20,293,047
Securities available for sale	42,778,417	41,829,713
Loans, net	169,680,473	152,563,108
Premises and equipment, net	9,258,207	9,460,584
Deferred income tax assets	941,000	944,000
Cash surrender value of life insurance	3,336,076	3,223,142
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	1,397,700	1,242,150
Accrued interest and other assets	3,206,685	1,975,819
TOTAL ASSETS	$240,738,084	$231,531,563

LIABILITIES & SHAREHOLDERS’ EQUITY

	2006	2005
Deposits
Noninterest-bearing demand	$86,252,426	$86,689,231
Interest-bearing demand and NOW accounts	12,968,951	17,755,571
Money market	20,465,756	30,984,368
Savings	27,383,605	28,893,924
Time certificates of deposit of $100,000 or more	37,226,189	21,226,735
Other time certificates	28,691,525	21,329,250
TOTAL DEPOSITS	212,988,452	206,879,079
Short-term borrowings	—	5,500,000
Long-term borrowings	7,155,000	2,000,000
Accrued interest and other liabilities	1,457,716	1,286,311
TOTAL LIABILITIES	221,601,168	215,665,390
Commitments and contingencies (Note M)	—	—
Shareholders’ equity
Common stock — no par value; 20,000,000 shares authorized; issued and outstanding: 1,928,097 shares at December 31, 2006 and 1,899,543 shares at December 31, 2005	9,566,563	9,298,748
Additional paid-in capital	216,558	—
Retained earnings	9,624,939	7,052,289
Accumulated other comprehensive income-net unrealized losses on available-for-sale securities, net of taxes of $190,378 in 2006 and $340,437 in 2005	(271,144)	(484,864)
TOTAL SHAREHOLDERS’ EQUITY	19,136,916	15,866,173
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$240,738,084	$231,531,563

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statements of Earnings

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income
Interest and fees on loans	$15,397,450	$11,747,437	$8,391,289
Federal funds sold	145,314	173,515	94,662
Investment securities — taxable	1,352,675	1,476,915	1,557,055
Investment securities — nontaxable	131,233	148,368	177,253
	17,026,672	13,546,235	10,220,259
Interest expense
Time certificates of deposit of $100,000 or more	1,254,951	581,566	367,226
Other deposits	1,824,577	1,234,377	859,750
Long-term debt and other borrowings	497,610	167,979	116,217
	3,577,138	1,983,922	1,343,193
Net interest income	13,449,534	11,562,313	8,877,066
Provision for loan losses	240,000	300,000	110,000
Net interest income after provision for loan losses	13,209,534	11,262,313	8,767,066
Noninterest income
Service charges and fees	615,917	602,809	579,408
Dividends on cash surrender value of life insurance	138,181	132,319	147,037
Mortgage fees	48,487	94,972	78,741
Gain (loss) on sale of investment securities	—	(5,877)	949
Gain on sale of land	—	—	123,763
Other income	207,676	227,727	261,443
	1,010,261	1,051,950	1,191,341
Noninterest expense
Salaries and employee benefits	4,743,094	4,241,897	3,812,189
Occupancy	664,482	565,467	492,821
Equipment	691,028	583,772	469,545
Professional services	538,282	465,661	463,781
Data processing	468,211	439,591	413,347
Office expenses	359,588	374,478	357,934
Marketing	407,638	397,907	327,604
Regulatory assessments	63,851	65,793	59,370
Directors’ fees and expenses	263,444	261,338	243,684
Messenger and courier expenses	148,335	143,834	117,609
Other	241,571	268,705	302,628
	8,589,524	7,808,443	7,060,512
Earnings before income taxes	5,630,271	4,505,820	2,897,895
Income taxes	2,242,000	1,759,000	1,076,000
NET EARNINGS	$3,388,271	$2,746,820	$1,821,895

Per share data:
Net earnings — basic	$1.77	$1.46	$0.98

Net earnings — diluted	$1.68	$1.38	$0.94

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net earnings	$3,388,271	$2,746,820	$1,821,895
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation and amortization	669,159	556,907	456,176
Provision for loan losses	240,000	300,000	110,000
Amortization of investment securities	5,450	32,240	205,321
Loss (gain) on sale of investment securities	—	5,877	(948)
Gain on sale of other real estate	—	—	(123,763)
Deferred income taxes	(147,000)	(25,000)	(15,000)
Increase in cash value of life insurance	(112,934)	(132,319)	(123,688)
Other items, net	(1,156,962)	(432,992)	(18,940)
Net cash provided by operating activities	2,885,984	3,051,533	2,311,053
Cash flows from investing activities:
Proceeds from maturities of investment securities.	18,962,594	11,007,571	24,845,136
Proceeds from sale of investment securities	—	6,016,550	8,093,602
Purchases of investment securities	(19,391,969)	(2,001,378)	(45,386,494)
Purchase of Federal Reserve Bank and Federal Home Loan Bank stock	(155,550)	(194,450)	(639,600)
Net change in loans	(17,357,365)	(27,277,292)	(15,747,188)
Purchases of bank premises and equipment	(466,782)	(347,532)	(3,652,381)
Proceeds from sale of bank premises and equipment	—	—	791,375
Proceeds from life insurance	—	132,255	—
Proceeds from sale of other real estate owned	—	—	—
Net cash used in investing activities	(18,409,072)	(12,664,276)	(31,695,550)
Cash flows from financing activities:
Net change in deposits	6,109,373	12,011,229	26,835,033
Proceeds and tax benefit from exercise of stock options	372,781	416,562	126,702
Net (repayments) proceeds from borrowings	(345,000)	5,500,000	—
Cash dividends paid	(767,587)	(729,550)	(697,460)
Net cash provided by financing activities	5,369,567	17,198,241	26,264,275
Net increase (decrease) in cash and cash equivalents	(10,153,521)	7,585,498	(3,120,222)
Cash and cash equivalents at beginning of year	20,293,047	12,707,549	15,827,771

Cash and cash equivalents at end of year	$10,139,526	$20,293,047	$12,707,549

Supplemental disclosure of cash flow information:
Interest paid	$3,415,383	$1,957,610	$1,342,441
Income taxes paid	$2,415,000	$1,720,000	$795,000
Cashless exercise of stock options	$48,034	$32,515	$54,596

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statement of Shareholders’ Equity

Years Ended December 31, 2006, 2005 and 2004

						Accumulated
		Common Stock		Additional		Other
	Comprehensive	Shares		Paid-in	Retained	Comprehensive
	Income	Outstanding	Amount	Capital	Earnings	Income
Balance at January 1, 2004		$1,844,708	$8,668,373	$—	$3,997,695	$178,656

Cash dividends — $0.375 per share					(697,460)
Exercise of stock options, including the realization of tax benefits of $50,000		17,056	181,298		(54,596)
Comprehensive Income:
Net earnings for the year	$1,821,895				1,821,895
Change in unrealized gain on available-for-sale securities, net of taxes of $202,489	(288,387)					(288,387)
Less reclassification adjustments for gains included in the net income, net of taxes or $389	(560)					(560)
Total Comprehensive Income	$1,532,948
Balance at December 31, 2004		1,861,764	8,849,671	—	5,067,534	(110,291)

Cash dividends — $0.3875 per share					(729,550)
Exercise of stock options, including the realization of tax benefits of $226,000		37,779	449,077		(32,515)
Comprehensive Income:
Net earnings for the year	$2,746,820				2,746,820
Change in unrealized gain on available-for-sale securities, net of taxes of $265,409	(378,040)					(378,040)
Less reclassification adjustments for gains included in the net income, net of taxes or $2,410	3,467					3,467
Total Comprehensive Income	$2,372,247
Balance at December 31, 2005		1,899,543	$9,298,748	—	7,052,289	(484,864)

Cash dividends — $0.40 per share					(767,587)
Exercise of stock options, including the realization of tax benefits of $153,000		28,554	267,815	153,000	(48,034)
Stock Option Compensation Expense				63,558
Comprehensive Income:
Net earnings for the year	$3,388,271				3,388,271
Change in unrealized loss on available-for-sale securities, net of taxes of $150,059	213,720					213,720
Total Comprehensive Income	$3,601,991
Balance at December 31, 2006		1,928,097	$9,566,563	$216,558	$9,624,939	$(271,144)

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

NOTES TO FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — The consolidated financial statements include the accounts of Santa Lucia Bancorp and its wholly owned subsidiary Santa Lucia Bank (the “Bank”), collectively referred to herein as the “Company.”  All significant intercompany transactions have been eliminated.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the Unites States of America and prevailing practices within the banking industry.  A summary of the significant accounting policies consistently applied in preparation of the accompanying financial statements follows:

Nature of Operations — The Company has been organized as a single operating segment and maintains four branches in the San Luis Obispo and northern Santa Barbara Counties.  The Company’s primary source of revenue is interest income from loans to customers. The Company’s customers are predominantly small and middle-market businesses and individuals.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Presentation of Cash Flows — For the purposes of reporting cash flows, cash and cash equivalents includes cash, noninterest-earning deposits and federal funds sold.  Generally, federal funds are sold for one day periods.

Cash and Due From Banks — Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank.  The Bank was in compliance with the reserve requirements as of December 31, 2006 and 2005.

The Company periodically maintains amounts due from banks that exceed federally insured limits.  The Company has not experienced any losses in such accounts.

Investment Securities — Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value.  Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity.  Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method.  Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value.  The related write-downs are included in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Provision and Allowance for Loan Losses — The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management’s judgment, is adequate to provide for potential credit losses after giving consideration to the character of the loan portfolio, current economic conditions, past credit loss experience and such other factors as deserve current recognition in estimating credit losses.  The provision for loan losses is charged to expenses.

The Company considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan.  The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral.  The Company recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans.

Interest and Fees on Loans — Interest income is accrued daily as earned on all loans. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans.  The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collectibility.  When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income.  Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

Premises and Equipment — Land is carried at cost.  Premises and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and forty years for buildings.  Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned — Other real estate owned represents real estate acquired through foreclosure and is carried at the lower of the recorded investment in the property or its fair value.  Prior to foreclosure, the value of the underlying loan is written down to the fair market value of the real estate to be acquired by a charge to the allowance for credit losses, if necessary.  Any subsequent write-downs are charged against operating expenses.  Operating expenses of such properties, net of related income, are included in other expenses.

Income Taxes — Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements.  A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized.  Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

Advertising Costs — The Company expenses the costs of advertising in the period incurred.

Comprehensive Income — Beginning in 1998, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income” (SFAS No. 130), which requires the disclosure of comprehensive income and its components.  Changes in unrealized gain or loss on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company..

Financial Instruments — In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note M.  Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Shares (EPS) — Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Stock-Based Compensation — The Company has adopted SFAS No. 123(R) “Shared-Based Payment.” This Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards.  This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period.

Change in Accounting Principle — The Company adopted SFAS No. 123 (R) on January 1, 2006 using the “modified prospective method.”  Under this method compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled after January 1, 2006 and prior periods are not restated.  In addition, the unvested portion of previously awarded options outstanding as of January 1, 2006 will also be recognized as expense over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS No. 123.  The fair value of each grant is estimated using the Black-Scholes option pricing model. During 2006 the Company recognized pre-tax stock-based compensation expense of $63,558, as a result of adopting SFAS No. 123 (R).

Prior to the adoption of SFAS No. 123 (R), the Company accounted for stock-based awards using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.  All of the Company’s stock option grants included exercise prices equal to the Company’s current market price per share; accordingly, no compensation expense was reported using the intrinsic value method of APB Opinion No. 25.

Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company’s net income and income per share for 2005 and 2004 would have changed to the pro forma amounts indicated below:

	2005	2004
Net income:
As reported	$2,746,820	$1,821,895
Stock-Based Compensation using the Intrinsic Value Method	—	—
Stock-Based Compensation that would have been reported using the Fair Value Method of SFAS 123	(43,436)	(66,770)
Pro Forma	$2,703,384	$1,755,125
Per share:
Net Income - Basic
As Reported	$1.46	$0.98
Pro Forma	$1.44	$0.95
Net Income - Diluted
As Reported	$1.38	$0.94
Pro Forma	$1.36	$0.90

Disclosure about Fair Value of Financial Instruments — SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments.  The Company’s estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimates of fair value.  Accordingly, the estimates are not necessarily indicative of the amounts the Company could have realized in a current market exchange.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying notes.

Reclassification — Certain reclassifications have been made in the 2005 and 2004 financial statements to conform to the presentation used in 2006.  These reclassifications had no impact on the Company’s previously reported financial statements.

NOTE B — INVESTMENT SECURITIES — The amortized cost, carrying value and estimated fair values of investment securities available for sale as of December 31, are as follows:

	December 31, 2006
	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	(losses)	fair value
U.S. Government and Agency Securities	$19,094,065	$3,029	$(76,599)	$19,020,495
States and Political Subdivisions	4,805,053	9,970	(89,397)	4,725,626
Mortgage-Backed Securities	19,340,821	20,303	(328,828)	19,032,296
	$43,239,939	$33,302	$(494,824)	$42,778,417

	December 31, 2005
	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	(losses)	fair value
U.S. Government and Agency Securities	$22,164,983	$—	$(349,578)	$21,815,405
States and Political Subdivisions	4,598,941	21,840	(95,856)	4,524,925
Mortgage-Backed Securities	15,891,090		(401,707)	15,489,383
	$42,655,014	$21,840	$(847,141)	$41,829,713

The carrying value of investment securities pledged to secure public funds, borrowings and for other purposes as required or permitted by law amounts to approximately $14,316,000 and $13,198,000 at December 31, 2006 and 2005, respectively.  During 2005 the Bank had proceeds from the sale of available for sale securities of $6,016,550, gross gains of $1,298 and gross losses of $7,175.  During 2004 the Bank had proceeds from the sale of available for sale securities of $8,093,602, gross gains of $14,170 and gross losses of $13,221.

The amortized cost and estimated fair value of debt securities at December 31, 2006, by contractual maturity, are shown below. Mortgage-backed securities are classified in accordance with their estimated lives.  Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations.

	Amortized	Estimated
	cost	fair value
Securities available-for-sale:
Due in one year or less	$13,357,845	$13,217,822
Due after one year through five years	23,215,827	22,919,816
Due after five years through ten years	4,949,247	4,928,233
Due after ten years	1,717,020	1,712,546
	$43,239,939	$42,778,417

The gross unrealized loss and related estimated fair value of investment securities that have been in a continuous loss position for less than twelve months and over twelve months at December 31, are as follows:

	Less than		Over
	Twelve Months		Twelve Months		Total
		Estimated		Estimated		Estimated
	Unrealized	fair	Unrealized	fair	Unrealized	fair
December 31, 2006:	losses	value	losses	value	losses	value
U.S. Government & Agency Securities	$(2,954)	$4,000,971	$(73,645)	$6,924,3	$(76,599)	$10,925,288
States and Political Subdivisions	(493)	352,419	(88,905)	3,587,649	(89,398)	3,940,068
Mortgage-Backed Securities	—	—	(328,827)	12,473,837	(328,827)	12,473,837
	$(3,447)	$4,353,390	$(491,377)	$22,985,803	$(494,824)	$27,339,193

	Less than		Over
	Twelve Months		Twelve Months		Total
		Estimated		Estimated		Estimated
	Unrealized	fair	Unrealized	fair	Unrealized	fair
December 31, 2005:	losses	value	losses	value	losses	value
U.S. Government & Agency Securities	$—	$—	$(349,578)	$21,815,405	$(349,578)	$21,815,405
States and Political Subdivisions	(21,158)	1,735,427	(74,698)	1,852,658	(95,856)	3,588,085
Mortgage-Backed Securities	(231,446)	11,029,374	(170,261)	4,460,009	(401,707)	15,489,383
	$(252,604)	$12,764,801	$(594,537)	$28,128,072	$(847,141)	$40,892,873

As of December 31, 2006, the Company has 30 investment securities where estimated fair market value had declined 1.8% from amortized cost.  Management evaluates investment securities for other-than-temporary impairment taking into consideration the extent and length of time the fair value has been less than cost, the financial condition of the issuer and whether the Bank has the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.  As of December 31, 2006, no declines are deemed to be other than temporary.

NOTE C — LOANS — The Bank’s loan portfolio consists primarily of loans to borrowers within San Luis Obispo and northern Santa Barbara Counties, California.  Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank’s market areas.  As a result, the Bank’s loan and collateral portfolios are, to some degree, concentrated in those industries.

The composition of the loan portfolio at December 31, is as follows:

	2006	2005
Real estate — construction	$55,307,210	$52,695,715
Real estate — other	78,757,513	66,390,495
Commercial	36,406,663	34,178,640
Consumer	1,603,836	1,493,737
	172,075,222	154,758,587
Deferred loan fees	(741,054)	(725,218)
Allowance for loan losses	(1,653,695)	(1,470,261)
	$169,680,473	$152,563,108

The allowance for loan losses is increased by the provision to income and decreased by net charge-offs.  Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Transactions in the allowance for credit losses are summarized as follows:

	2006	2005	2004
Balance at beginning of year	$1,470,261	$1,200,036	$1,112,103
Provision charged to expense	240,000	300,000	110,000
Loans charged off	(84,002)	(46,355)	(22,865)
Recoveries on loans previously charged off	27,436	16,580	798
Balance at end of year	$1,653,695	$1,470,261	$1,200,036

The following is a summary of the investment in impaired loans, the related allowance for loan losses, income recognized and information pertaining to nonaccrual and past due loans as of December 31:

	2006	2005	2004
Recorded investment in impaired loans	$—	$134,872	$758,061

Related allowance for loan losses	$—	$—	$45,484

Average recorded investment in impaired loans	$250,000	$459,000	$790,000

Interest income recognized for cash payments	$3,045	$28,581	$49,448

Total nonaccrual loans	$—	$134,872	$758,061

Total loans past-due ninety days or more and still accruing	$550,000	$—	$—

NOTE D — RELATED PARTY TRANSACTIONS — In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and the businesses with which they are associated. All such loans and commitments to lend were made under terms which are consistent with the Bank’s normal lending policies.

The following is an analysis of the activity of all such loans:

	2006	2005
Beginning balance	$2,976,502	$2,534,603
Credits granted, including renewals	2,797,483	2,786,964
Repayments	(2,039,832)	(2,345,065)
	$3,734,153	$2,976,502

Undisbursed loans amount to approximately $2,337,163 and $1,746,738 at December 31, 2006 and 2005, respectively.

Deposits from related parties held by the Bank at December 31, 2006 and 2005 amounted to $3,323,903 and $2,331,216, respectively.

NOTE E — PREMISES AND EQUIPMENT — The composition of premises and equipment at December 31 is as follows:

	2006	2005
Premises	$7,411,967	$7,388,139
Furniture, fixtures and equipment	4,149,808	3,747,687
	11,561,775	11,135,826
Less accumulated depreciation	4,334,333	3,706,007
	7,227,442	7,429,819
Land	2,030,765	2,030,765
	$9,258,207	$9,460,584

NOTE F — DEPOSITS — At December 31, 2006, the scheduled maturities of time deposits are as follows:

Due in one year	$57,701,611
Due in one to three years	6,333,836
Due after three years	1,882,267
$65,917,714

NOTE G — SHORT-TERM BORROWINGS — The Bank has two borrowing arrangements with the Federal Home Loan Bank of San Francisco.  The first allows the Bank to borrow up to approximately $43 million against which the Bank has pledged approximately $105 million of its real estate secured loans.  The second arrangement allows the Bank to borrow up to approximately $11 million against which the Bank has pledged approximately $11 million of its investment securities.

The Bank may also borrow up to $5,900,000 overnight on an unsecured basis from two correspondent banks.  As of December 31, 2006, no amounts were outstanding under these arrangements.

NOTE H — LONG-TERMBORROWINGS — During the third quarter of 2003, the Bank issued Subordinated Debentures to nineteen investors including executive officers and members of the Bank’s Board of Directors, in the total sum of $2,000,000 (“Debentures”).  The total amount issued to executive officers and directors was $1,100,000.  The Debentures include quarterly payment of interest at prime plus 1.5% and quarterly principal installments of $166,666 commencing on September 30, 2008 until paid in full on June 30, 2011.  The Debentures, which are subordinated to the right of payment to depositors and other creditors, partially qualify as Tier 2 Capital.

On April 28, 2006, the Company issued $5,155,000 in junior subordinated debt securities (the “debt securities”) to the Santa Lucia Bancorp (CA) Capital Trust, a statutory trust created under the laws of the State of Delaware.  These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on July 7, 2036.  These debt securities may be redeemed for 105% of the principal balance through July 7, 2011 and then at par thereafter. Interest is payable quarterly beginning July 7, 2006 at 1.48% over the quarterly adjustable 3-month LIBOR.

The Company also purchased a 3% minority interest in Santa Lucia Bancorp (CA) Capital Trust.  The balance of the equity of Santa Lucia Bancorp (CA) Capital Trust is comprised of mandatorily redeemable preferred securities.

NOTE I — INCOMETAXES — The asset and liability method is used in accounting for income taxes.  Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	2006	2005
Deferred liabilities:
Tax over book depreciation	$493,000	$487,000
Other	107,000	81,000
Total deferred tax liabilities	600,000	568,000
Deferred tax assets:
Allowance for loan losses	673,000	598,000
Deferred compensation plans	390,000	348,000
Market value adjustment on investment securities	190,000	340,000
State taxes	224,000	149,000
Net loss carryforward	55,000	69,000
Other	9,000	8,000
Total deferred tax assets	1,541,000	1,512,000
Net deferred tax assets	$941,000	$944,000

The provision for income taxes consists of the following:

	2006	2005	2004
Currently payable	$2,389,000	$1,784,000	$1,091,000
Deferred taxes (benefits)	(147,000)	(25,000)	(15,000)
	$2,242,000)	$1,759,000)	$1,076,000)

The principal sources of deferred income taxes and the tax effect of each are as follows:

	2006	2005	2004
Tax over book depreciation	$6,000	$173,000	$47,000
Provision for loan losses	(75,000)	(118,000)	(42,000)
State taxes	(75,000)	(46,000)	(26,000)
Net loss carryforward		14,000	14,000
14,000
Sale leaseback	—	—	34,000
Other	(17,000)	(48,000)	(42,000)
Net deferred taxes	$(147,000)	$(25,000)	$(15,000)

As of December 31, 2006, the Bank had federal net operating loss carryforwards available to reduce future taxable income of approximately $163,000. These net operating loss carryforwards expire in 2010.  The 1995 merger with Central Coast National Bank resulted in an ownership change as defined in the Internal Revenue Code Section 382. Accordingly, the utilization of the net operating loss will be subject to the limitations prescribed in Section 382.

As a result of the following items, the total tax expense was different from the amount computed by applying the statutory income tax rate to earnings before income taxes:

	2006		2005		2004
Federal “expected” tax	$1,914,000	34.0%	$1,532,000	34.0%	$985,000	34.0%
State franchise tax, net	396,000	7.0	318,000	7.0	200,000	6.9
Tax exempt income	(80,000)	(1.3)	(82,000)	(1.8)	(104,000)	(3.6)
Other	12,000	0.2	(9,000)	(0.2)	(5,000)	(0.1)

Total expense	$2,242,000	39.9%		39.0%	$1,076,000	37.2%

NOTE J — EMPLOYEE PROFIT SHARING AND DEFERRED COMPENSATION — The Bank sponsors a 401 (k) plan for the benefit of its employees.  In 1994 the Bank also approved the creation of an Employee Stock Ownership Plan for the benefit of its employees. Contributions to these plans are determined by the Board of Directors. For income tax purposes, the annual contribution is limited to 15% of the compensation of eligible employees.  The Bank contributed $210,000 in 2006, $240,000 in 2005, and $225,000 in 2004, to the Employee Stock Ownership Plan.  The Bank contributed $50,000 to the 401 (k) plan in 2006.  There were no contributions to the 401 (k) plan in 2005 and 2004.

The Bank has entered into deferred compensation agreements with key officers and board members.  Under these agreements, the Bank is obligated to provide, upon retirement, a lifetime benefit for the officers and directors. The annual benefits ranging from $25,000 to $36,000 for key officers and $4,000 to $6,000 for directors.  The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants.  The expense incurred and amount accrued for this plan for the years ended December 31, 2006, 2005, and 2004 totaled $131,454, $120,715, and $103,983, respectively.  The Bank is a beneficiary of life insurance policies that have been purchased as a method of financing the benefits under the agreements.

NOTE K — STOCK OPTIONS — The Company sponsors one compensatory incentive and non-qualified stock option plan which provides certain key employees and the Board of Directors with the option to purchase shares of common stock, and one Equity Based Compensation Plan which provides certain key employees and the Board of Directors with the award of any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Share Unit, Performance Share Award, Dividend Equivalent, or any combination thereof.  In 1999, the Bank adopted a stock option plan (the 2000 plan) under which up to 360,000 shares of the Bank’s common stock may be issued to directors, officers, and key employees.  In 2006, the Company adopted the 2006 Equity Based Compensation Plan (the Plan), which the maximum number of shares of common stock that may be awarded under this Plan shall not exceed 200,000 shares, including 38,200 shares rolled over from the Company’s 2000 Stock Option Plan.  Option prices may not be less than 100% of the fair market value of the stock at the date of grant.  Options became exercisable at the rate of 20% per year beginning at various dates and expire not more than ten years from the date of grant.  The Company recognized stock-based compensation costs of $63,558 and $7,193 of related tax benefits.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions:

	2006	2005	2004
Risk-free rates	4.77%	3.75%	3.86%
Expected volatility	20.00%	17.00%	13.70%
Expected dividened yield	1.40%	2.10%	2.10%
Expected term	6.0 years	6.5 years	7.0 years
Weighted-average grant date fair value	$6.43	$4.47	$3.07

A summary of the status of the Company’s fixed stock option plan as of December 31, 2006 and changes during the year then ended is presented below:

	December 31, 2006
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at the
beginning of the year	209,916	$11.73
Granted	65,000	24.85
Exercised	(30,940)	9.29
Foreited or expired	(800)	11.00
Outstanding at the end of the year	243,176	15.55	6.7 years	$3,028,000
Options Exercisable	130,976	$5.08	5.2 years	$2,235,000

The total intrinsic value of options exercised during the years ended December 31 2006, 2005 and 2004 were approximately $539,000, 760,000 and $150,000 respectively.  As of December 31, 2006 there was $480,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of 2.7 years.

NOTE L — EARNINGS PER SHARE (EPS) — The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

	December 31, 2006
	Income	Shares
	(Numerator)	(Denominator)
Net income	$3,388,271
Average shares outstanding		1,916,253
Used in Basic EPS	3,388,271	1,916,253
Dilutive effect of outstanding stock options		98,413
Used in Diluted EPS	$3,388,271	2,014,666

	December 31, 2005
	Income	Shares
	(Numerator)	(Denominator)
Net income	$2,746,820
Average shares outstanding		1,878,949
Used in Basic EPS	2,746,820	1,878,949
Dilutive effect of outstanding stock options		105,289
Used in Diluted EPS	$2,746,820	1,984,238

	December 31, 2004
	Income	Shares
	(Numerator)	(Denominator)
Net income	$1,821,895
Average shares outstanding		1,859,036
Used in Basic EPS	1,821,895	1,859,036
Dilutive effect of outstanding stock options		87,400
Used in Diluted EPS	$1,821,895	1,946,436

NOTE M — COMMITMENTS AND CONTINGENCIES — The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those commitments. Commitments to extend credit (such as the unfunded portion on lines of credit and commitments to fund new loans) as of December 31, 2006 and 2005 amounts to approximately $56,557,000 and $53,280,000, respectively, of which approximately $2,603,000 and $1,546,000 are related standby letters of credit, respectively.  The Company uses the same credit policies in these commitments as is done for all of its lending activities.  As such, the credit risk involved in these transactions is essentially the same as that involved in extending loan facilities to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements.  The Company evaluates each client’s credit worthiness on a case-by-case basis.  The amount of collateral obtained if deemed necessary by the Company is based on management’s credit evaluation of the customer.  The majority of the Company’s commitments to extend credit and standby letters of credit are secured by real estate.

In the normal course of business, the Company is involved in various litigation.  In the opinion of management, and based on the advise of the Company’s legal counsel, the disposition of all pending litigation will not have a material effect on the Company’s financial position.

NOTE N — FAIRVALUESOFFINANCIALINSTRUMENTS — The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument.  Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.  These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.  Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets — The carrying amounts of cash, short term investments, due from customers on acceptances, and bank acceptances outstanding are considered to approximate fair value.  Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks.  The fair values of investment securities, including available for sale, are generally based on quoted market prices.  The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities — The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value.  For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities.  The fair value of long term debt is based on rates currently available for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments — The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements.  The fair values of these financial instruments are not deemed to be material.

The estimated fair value of financial instruments at December 31, 2006 and 2005 are summarized as follows:

	December 31, 2006		December 31, 2005
	Carrying	Market	Carrying	Market
	Value	Value	Value	Value
Financial Assets:
Cash and cash equivalents	$10,139,526	$10,139,526	$20,293,047	$20,293,047
Investment securities	42,778,417	42,778,417	41,829,713	41,829,713
Loans receivable, net	169,680,473	170,091,100	152,563,108	151,937,599
Cash surrender value of life insurance	3,336,076	3,336,076	3,223,142	3,223,142
Federal Reserve Bank FHLB Stock	1,397,700	1,397,700	1,242,150	1,242,150
Accrued interest receivable	1,559,551	1,559,551	1,016,760	1,016,760
Financial Liabilities:
Time deposits	$65,917,714	$65,838,613	$42,555,985	$42,517,685
Other deposits	147,070,738	147,070,738	164,323,094	164,323,094
Other borrowings	—	—	5,500,000	5,500,000
Long-term debt	7,155,000	7,155,000	2,000,000	2,000,000
Accrued interest and other liabilities	1,457,716	1,457,716	1,286,311	1,286,311

NOTE O — REGULATORY MATTERS — The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category).  To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Company’s and Bank’s actual capital amounts and ratios (dollar amounts in thousands):

					To be well
					capitalized under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount		Amount		Amount
	(thousands)	Ratio	(thousands)	Ratio	(thousands)	Ratio
As of December 31, 2006:
Company
Total Capital
(to Risk-Weighted Assets)	$26,272	15.0%	$14,026	8.0%	$17,533	10.0%
Tier 1 Capital
(to Risk-Weighted Assets)	$24,563	14.0%	$7,013	4.0%	$10,520	6.0%
Tier 1 Capital
(to Average Assets)	$24,563	10.0%	$9,794	4.0%	$12,243	5.0%
Bank
Total Capital
(to Risk-Weighted Assets)	$25,575	13.1%	$15,588	8.0%	$19,485	10.0%
Tier 1 Capital
(to Risk-Weighted Assets)	$22,266	11.4%	$7,794	4.0%	$11,691	6.0%
Tier 1 Capital
(to Average Assets)	$22,266	9.1%	$9,777	4.0%	$12,221	5.0%
As of December 31, 2005:
Bank
Total Capital
(to Risk-Weighted Assets)	$19,876	11.3%	$14,026	8.0%	$17,533	10.0%
Tier 1 Capital
(to Risk-Weighted Assets)	$16,351	9.3%	$7,013	4.0%	$10,520	6.0%
Tier 1 Capital
(to Average Assets)	$16,351	7.2%	$9,129	4.0%	$11,412	5.0%

The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the Bank’s undivided profits or the Bank’s net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period.

With certain exceptions the Company may not pay a dividend to its shareholders unless its retained earnings equal at least the amount of the proposed dividend.

NOTE P — HOLDING COMPANY — On April 3, 2006 Santa Lucia Bancorp acquired all the outstanding shares of Santa Lucia Bank by issuing 1,909,837 shares of common stock in exchange for the surrender of all outstanding shares of the Bank’s common stock.  There was no cash involved in this transaction. The acquisition was accounted for like a pooling of interest and the consolidated financial statements contained herein have been restated to give full effect to this transaction.

Santa Lucia Bancorp has no significant business activities other than its investment in Santa Lucia Bank and its investment and related borrowings from Santa Lucia (CA) Capital Trust as discussed in Note H. Accordingly, no separate financial information on the Company is provided.

SANTA LUCIA BANCORP

SANTA LUCIA BANCORP BOARD OF DIRECTORS		SANTA LUCIA BANK BOARD OF DIRECTORS
JERRY W. DECOU III	CHAIRMAN	JERRY W. DECOU III	CHAIRMAN
DOUGLAS C. FILIPPONI	VICE CHAIRMAN	DOUGLAS C. FILIPPONI	VICE CHAIRMAN
KHATCHIK H. ACHADJIAN		KHATCHIK H. ACHADJIAN
STANLEY R. CHERRY		STANLEY R. CHERRY
JEAN HAWKINS		JEAN HAWKINS
PAUL G. MOERMAN		PAUL G. MOERMAN
LARRY H. PUTNAM		LARRY H. PUTNAM
D. JACK STINCHFIELD		D. JACK STINCHFIELD

SANTA LUCIA BANK

EXECUTIVE OFFICERS		ASSISTANT VICE PRESIDENTS
LARRY H. PUTNAM	President and Chief Executive Officer	SHARON SATTERTHWAITE	Assistant Vice President, Administration
JOHN C. HANSEN	Executive Vice President and Chief Financial Officer	JENNIFER BASSI GINDER	Assistant Vice President, Operations Officer
		KRISTIE KELLER	Assistant Vice President, Central Operations
SENIOR VICE PRESIDENTS		KIM DONALDSON	Assistant Vice President, Operations Officer
JIM COWAN	Senior Vice President, Branch Administrator	CHERYL MUMFORD	Assistant Vice President, Operations Officer
WILLIAM F. FILIPPIN	Senior Vice President, Credit Administrator	RYUN McCRORY	Assistant Vice President, Loan Officer
		RICHARD ALLEN	Assistant Vice President, Loan Officer
VICE PRESIDENTS
TERI DAVIS	Vice President, Loan Officer	OFFICERS
CLAUDYA OGLESBY	Vice President, Administration	KARENSAMPSON	Assistant Operations Officer
MELODEE FONTANA	Vice President, Operations Administrator	STELLA MARTINEZ	Operations Officer
ROBERT COVARRUBIAS	Vice President, Manager	J. DARREN BARNES	Loan Officer
LEAH T. WEST	Vice President, Manager	REGINA M. SHELDON	Loan Officer
JIM KELLEY	Vice President, Loan Officer	ROBERT McCONAGHY	Loan Officer
MICHAEL W. McKENZIE	Vice President, Manager
LARRY WOMACK	Vice President, Loan Officer
JAMES P. BURUBELTZ	Vice President, Loan Officer

ATASCADERO	PASO ROBLES	ARROYO GRANDE	SANTA MARIA
7480 EL CAMINO REAL	1240 SPRING STREET	1530 E. GRAND AVENUE	1825 S. BROADWAY
ATASCADERO, CA 93422	PASO ROBLES, CA 93446	ARROYO GRANDE, CA 93420	SANTA MARIA, CA 93454
805-466-7087	805-239-1140	805-473-1988	805-614-9100

MARKET MAKERS
GEORGE CROSBY, MAGUIRE INVESTMENTS — SANTA MARIA, CA.	805/922-6901 or 800/244-4183
MICHAEL S. HEDREI, HOWE BARNES HOEFER & ARNETT, INC. — SAN FRANCISCO, CA	415/538-5749 or 800/774-8723
RANDY KRUMLAND, EDWARD JONES — ATASCADERO, CA	805/466-0244 or 800/467-0244
JIM MOFFATT, MORGAN STANLEY — PASO ROBLES, CA	805/239-0920 or 800/733-0920
TREVOR MORRIS, UBS FINANCIAL SERVICES, INC. — LOS ANGELES, CA	213/972-1511 or 800/443-5203
JOEY J. WARMENHOVEN, WEDBUSH MORGAN SECURITIES — LAKE OSWEGO, OR	503/675-3104 or 800/357-3680

MEMBER FDIC

www.santaluciabank.com