Form 10KSB/A, Exhibit 13
period 2007-12-31
Santa Lucia Bancorp
filed 2008-07-23
CIK 1355607

Exhibit 13.1

Santa Lucia Bancorp 2007 Annual Report

2007	Santa Lucia Bancorp 7480 El Camino Real Atascadero, California 93422

Stock Symbol – SLBA.OB

Santa Lucia Bank 7480 El Camino Real Atascadero, California 93422

www.santaluciabank.com

Atascadero	Paso Robles	Arroyo Grande	Santa Maria
7480 El Camino Real	1240 Spring St.	1530 E. Grand Ave.	1825 S. Broadway
(805) 466-7087	(805) 239-1140	(805) 473-1988	(805) 614-9100

Santa Lucia Bancorp

Message from the President

Dear Shareholders, Customers and Friends,

Santa Lucia Bancorp (“The Company”) is pleased to report the results from operations for 2007. The economy and more specifically, “The Real Estate Market”, went through some difficult times in 2007, and are still in the process of recovering. We are pleased to report that these events, neither directly, nor indirectly have had a significant affect on The Company or Santa Lucia Bank (“The Bank”), its wholly owned subsidiary.

Net profits for The Company were $3,002,819 for the year 2007. This compares to 2006’s net income of $3,388,271, which was an all time high for The Company. The net income for 2007 is down 11.38% from 2006.

Larry H. Putnam, President and Chief Executive Officer

Due to the change in the economic conditions we operate in, our customers have reinvested funds in their businesses and have less excess funds, which have had a negative effect on the Company’s deposits. The trend of depositing excess funds into Time Certificates of Deposit or other interest bearing accounts that started in 2006 has continued into 2007. Despite this trend, the Bank has 36.25% of total deposits in non-interest bearing deposits. This compares to 40.50% in non-interest bearing deposits as of December 31, 2006. Non-interest bearing deposits at these levels continue to be well above industry averages.

The Company was able to effectively reallocate funds from real estate lending, specifically construction lending into loans for general commercial credit purposes. The Bank was pleased to see the significant growth in loans for general commercial credit purposes, which increased 11.73% between December 31, 2006 and 2007. This is an area we have been concentrating on for the last several years, as a significant change was anticipated in the real estate construction industry. We would expect this trend to continue.

Despite the fact that we have seen some changes in our business, we have a strong core deposit and loan base. We remain committed to providing quality customer service on a consistent basis in the markets we serve. Building solid relationships with our customers allows us to continue to build on our core business.

Santa Lucia Bancorp continues the practice of paying cash dividends to our shareholders. Two cash dividends were paid in 2007 for a total of $0.45 per share. The dividend payable to

Santa Lucia Bancorp’s Board of Directors. Standing left to right—John C. Hansen, Executive Vice President - Chief Financial Officer, Jerry W. DeCou III, Chairman of the Board, Larry H. Putnam, President and Chief Executive Officer, Douglas C. Filipponi, Vice Chairman. Seated left to right—Paul G. Moerman, D. Jack Stinchfield, Jean Hawkins, Stanley R. Cherry and Khatchik H. Achadjian.

shareholders as of September 30, 2007 was increased by 25% to $0.25 per share compared to the dividend of $0.20 per share paid to shareholders of record as of March 31, 2007. This is the eighteenth consecutive year that cash dividends have been paid to our shareholders.

On June 30, 2005, the Company split its stock on a 4 to 1 basis. Since the stock split, the marketability and activity has increased in the companies stock, which was anticipated. Prior to the split, the companies stock was selling for $81.00 per share, resulting in a post split price of $20.25 per share compared to the current price of $25.00. Despite the recent decline in price, the stock has increased in value $4.75 per share or 23.46% in the past 2-1/2 years.

We look forward to the challenges of 2008 and are very optimistic about the future. We have effectively weathered the economic challenges of 2007. Our Board of Directors, Officers and Staff remain committed to building a solid banking franchise.

I would like to thank our shareholders for your support and trust over the years. This coupled with our loyal customer base, strategic locations on the Central Coast of California and dedicated staff will ensure that we continue to enhance the Company’s performance and value in years to come.

Larry H. Putnam
President and Chief Executive Officer

SANTA LUCIA BANK

(a wholly owned subsidiary of Santa Lucia Bancorp)

Senior Management Team

John C. Hansen, Larry H. Putnam, James M. Cowan

LARRY H. PUTNAM

Chief Executive Officer

JOHN C. HANSEN

President and

Chief Operating Officer

JAMES M. COWAN

Executive Vice President

Chief Credit Officer

Eager to service your banking needs

Administrative Team

Melodee Fontana, John C. Hansen, Larry H. Putnam, Julie A. Joslin, Kristie Keller, James M. Cowan, Larry Womack, Sharon Satterthwaite

LARRY H. PUTNAM

Chief Executive Officer

JOHN C. HANSEN

President and Chief Operating Officer

JAMES M. COWAN

Executive Vice President

Chief Credit Officer

MELODEE FONTANA

Senior Vice President

Operations Administrator

SHARON SATTERTHWAITE

Vice President
Controller

LARRY WOMACK

Vice President

Assistant Credit Administrator

JULIE A. JOSLIN

Vice President

Cashier

KRISTIE KELLER

Assistant Vice President

Central Operations

Atascadero Office

7480 El Camino Real, Atascadero, California

Atascadero Officer Team

Jim Kelley, Karen Sampson, Kim Donaldson, J. Darren Barnes, Teri Davis

TERI DAVIS

Vice President

Loan Officer

JIM KELLEY

Vice President

Loan Officer

KIM DONALDSON

Assistant Vice President

Operations Officer

J. DARREN BARNES

Assistant Vice President

Loan Officer

KAREN SAMPSON

Assistant Operations Officer

Paso Robles Office

1240 Spring Street, Paso Robles, California

Paso Robles Officer Team

Robert Covarrubias, Cheryl Mumford, Ryun McCrory

ROBERT COVARRUBIAS

Senior Vice President

Manager

CHERYL MUMFORD

Assistant Vice President

Operations Officer

RYUN McCRORY

Assistant Vice President

Loan Officer

Arroyo Grande Office

1530 East Grand Avenue, Arroyo Grande, California

Arroyo Grande Officer Team

Richard Allen, Michael W. McKenzie, Regina M. Sheldon, Jennifer Bassi Ginder

MICHAEL W. McKENZIE

Vice President

Manager

RICHARD ALLEN

Vice President

Loan Officer

JENNIFER BASSI GINDER

Assistant Vice President

Operations Officer

REGINA M. SHELDON

Assistant Vice President

Loan Officer

Santa Maria Office

1825 South Broadway, Santa Maria, California

Santa Maria Officer Team

Leah T. West, James P. Burubeltz, Stella Martinez, Robert J. McConaghy

LEAH T. WEST

Vice President

Manager

JAMES P. BURUBELTZ

Vice President

Loan Officer

STELLA MARTINEZ

Operations Officer

ROBERT J. McCONAGHY

Loan Officer

SANTA LUCIA BANCORP

FINANCIAL HIGHLIGHTS

As of Years Ended December 31,

The Company has only one class of securities, common stock, which is traded on the over-the-counter market. Our stock is quoted on the OTC Bulletin Board under the symbol SLBA.OB. The information in the following table indicates the high and low bid prices of the Company’s common stock for each quarterly period during the last two years based upon information provided by the Company market makers. These prices do not include retail mark ups, mark downs or commissions, but have been adjusted to reflect the Bank’s 4-for-1 stock split that was effective June 2006.

Quarter Ended 2007	Low	High

December 31	$23.25	$26.25
September 30	25.00	29.00
June 30	26.00	28.99
March 31	26.00	29.00

Quarter Ended 2006	Low	High

December 31	$24.00	$29.00
September 30	24.05	27.00
June 30	26.55	34.50
March 31	25.05	30.25

Santa Lucia Bancorp and Subsidiary

Consolidated Selected Financial Information

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in thousands, except per share data)
Summary of Operations:
Interest Income	$17,719	$17,027	$13,546	$10,220	$9,157
Interest Expense	4,824	3,577	1,984	1,343	1,324

Net Interest Income	12,895	13,450	11,562	8,877	7,833
Provision for Loan Loss	—	240	300	110	115

Net Interest Income After Provision for Loan Losses	12,895	13,210	11,262	8,767	7,718
Noninterest Income	1,071	1,010	1,052	1,191	1,376
Noninterest Expense	9,029	8,590	7,808	7,060	6,609

Income Before Income Taxes	4,937	5,630	4,506	2,898	2,485
Income Taxes	1,934	2,242	1,759	1,076	873

Net Income	$3,003	$3,388	$2,747	$1,822	$1,612

Cash Dividends Paid	$871	$768	$730	$697	$685

Per Share Data:
Net Income – Basic	$1.55	$1.77	$1.46	$0.98	$0.89
Net Income – Diluted	$1.51	$1.68	$1.38	$0.94	$0.86
Dividends	$0.450	$0.400	$0.388	$0.375	$0.375
Book Value	$11.01	$9.93	$8.35	$7.42	$6.96

Common Outstanding Shares:	1,924,873	1,928,097	1,899,543	1,861,764	1,844,708

Statement of Financial Condition Summary:
Total Assets	$248,640	$240,738	$231,532	$211,684	$183,827
Total Deposits	212,718	212,988	206,879	194,868	168,033
Total Net Loans	166,619	169,680	152,563	125,586	109,949
Allowance for Loan Losses	1,673	1,654	1,470	1,200	1,112
Total Shareholders’ Equity	21,189	19,137	15,866	13,807	12,845

Selected Ratios:
Return on Average Assets	1.22%	1.42%	1.21%	0.91%	0.94%
Return on Average Equity	14.87%	19.45%	18.67%	13.71%	13.00%
Average Loans as a Percentage of Average Deposits	76.11%	79.74%	69.90%	62.77%	68.93%
Allowance for Loan Losses to Total Loans	0.99%	0.96%	0.95%	0.94%	1.00%
Company:
Tier I Capital to Average Assets	10.50%	10.00%	—	—	—
Tier I Capital to Risk-Weighted Assets	13.20%	12.70%	—	—	—
Total Capital to Risk-Weighted Assets	14.60%	14.40%	—	—	—
Bank:
Tier I Capital to Average Assets	9.85%	9.11%	7.16%	6.53%	7.00%
Tier I Capital to Risk-Weighted Assets	12.33%	11.43%	9.33%	8.80%	9.34%
Total Capital to Risk-Weighted Assets	13.80%	13.13%	11.34%	10.85%	11.66%

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

The Bank’s operating policy since its inception has emphasized general commercial banking. Most of the Bank’s customers are small to mid-sized businesses and individuals. The business of the Bank emphasizes serving the needs of local businesses, professionals, and wage earners. The Bank provides services designed to meet the needs of the various segments of the markets it serves. These services include a full line of business loans, business leases, personal loans and deposit products.

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

Overview

The following sections set forth an analysis of the significant operating changes, business trends, financial condition, earnings, capital position and liquidity that have occurred in the three-year period ended December 31, 2007.

Consolidated Results of Operations

In 2007 the Company recorded earnings of $3,003,000, which reflects a decrease of $385,000 or 11.4% over the previous year. In 2006, earnings were $3,388,000, an increase of 23.3% from 2005’s earnings of $2,747,000, which reflected an increase of 50.8% from earnings posted in 2004. Basic earnings per share in 2007 were $1.55 compared with $1.77 and $1.46 for 2006 and 2005, respectively. This reflects a decrease from 2006 to 2007 of 12.4%. The earnings per share (diluted) for 2007, 2006, and 2005 were $1.51, $1.68, and $1.38, respectively, a 10.1% decrease from 2006 to 2007. The Company paid cash dividends totaling $0.45 per share during 2007 compared to $0.40 paid in 2006 and $0.388 paid in 2005. Return on average shareholder’s equity was 14.9% in 2007 compared to 19.5% in 2006 and 18.7% in 2005. Return on average assets was 1.22% in 2007 compared to 1.42% in 2006 and 1.21% in 2005.

The decrease in the Company’s net earnings from 2006 to 2007 was due to four major events: a decrease in average loans of $7,105,000 or 4.2%; a 100 basis point decrease in the prime lending rate; an increase of $10,689,000 in average interest bearing deposits or 8.7%; and a 65 basis point increase in interest bearing deposit rates.

The Company believes that the local economies, in which it operates, Atascadero, Paso Robles, Arroyo Grande, and Santa Maria continue to remain relatively stable. Competition for deposits continues to be very strong both from traditional sources as well as alternative investments such as mutual funds, money market accounts and the stock market. The Bank’s decline in the loan portfolio has been affected by the slow down in the demand for construction lending and real estate related markets.

Net Interest Income

Net interest income is the Company’s largest source of operating income and is derived from interest and fees received on interest earning assets, less interest expense incurred on interest bearing liabilities. The most significant impact on the Company’s net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest earning assets and interest bearing liabilities. The volume of loans, investment securities and other interest earning assets, compared to the volume of interest bearing deposits and indebtedness, combined with the spread, produces changes in the net interest income between periods.

Interest income increased $692,000 or 4.1% in 2007 from $17,027,000 in 2006 to $17,719,000 in 2007. This is compared to an increase of $3,481,000 or 25.7% from 2005 to 2006 and an increase of $3,326,000 or 32.5% from 2004 to 2005. The slowdown in the increase in interest income is again attributable to the slowdown in real estate lending. The increase in 2007 was primarily due to the increase in average investments of $10,451,000 or 27.1% from 2006 and an increase in the average investment yield from 3.9% in 2006 to 5.0% in 2007.

Total interest and fees produced an 8.1% yield on average earning assets for 2007, 8.1% for 2006 and 6.8% in 2005. The average loan to deposit ratio for 2007 was 76.11%, which represents a decrease of 4.6% over the 79.74% average for 2006.

Total interest expense increased $1,247,000 or 34.9% from $3,577,000 in 2006 to $4,824,000 in 2007 compared to an increase of $1,593,000 or 80.3% from 2005 to 2006. The increase in total interest expense in 2007 was due to a combination of rising rates for all deposit categories coupled with an increase in interest bearing funds. In 2007, total interest bearing liabilities increased $12.1 million or 9.3%. These factors increased our rate paid on interest-bearing liabilities 65 basis points from 2.76% in 2006 to 3.41% in 2007.

Net interest margin decreased 46 basis points from 6.38% in 2006 to 5.92% in 2007. As noted above, this decrease was primarily due to changes in our asset mix and an increase in our cost of funds. In our asset mix, we experienced migration from higher yielding loans to lower yielding investments while in our liability mix, we experienced migration from lower costing NOW, Money Market and Savings accounts to higher costing time certificates of deposits and long-term debt.

We expect this trend of reduction in our net interest margin to continue into 2008 as anticipated prime rate decreases will impact our interest earning assets faster than we can reprice our interest-bearing deposits.

The following table shows the composition of average earning assets and average interest-bearing liabilities, average yields and rates, and the net interest margin for the years ended December 31, 2007, 2006 and 2005. Nonaccrual loans are included in the calculation of the average balances of loans, and nonaccrued interest is excluded.

	Year Ended December 31
	2007			2006			2005
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(dollars in thousands)
Assets:
Loans	$163,741	$15,031	9.18%	$169,139	$15,397	9.10%	$145,195	$11,747	8.09%
Investment securities	49,024	2,438	4,97%	38,573	1,485	3.85%	48,660	1,625	3.34%
Federal funds sold	4,954	250	5.05%	2,941	145	4.93%	5,685	174	3.06%
Total average interest-earning assets	217,719	17,719	8.14%	210,653	17,027	8.08%	199,540	13,546	6.79%
Other assets	29,278			28,808			27,913
Less allowance for loan losses	(1,707)			(1,593)			(1,332)
Total average assets	$245,290			$237,868			$226,121

Liabilities and Shareholders’ Equity:
Interest-bearing demand - NOW	$13,391	$55	0.41%	$14,696	$38	0.26%	$17,834	$42	0.24%
Money Market	24,929	722	2.90%	24,103	503	2.09%	30,186	446	1.48%
Savings	27,076	289	1.07%	28,074	222	0.79%	30,560	133	0.44%
Time certificate of deposits	68,019	3,157	4.64%	55,853	2,316	4.15%	40,772	1,195	2.93%
Total average interest-bearing deposits	133,415	4,223	3.17%	122,726	3,079	2.51%	119,352	1,816	1.52%
Short-term borrowings	1,059	51	4.82%	1,356	65	4.79%	439	16	3.64%
Long-term borrowings	7,155	550	7.69%	5,465	433	7.92%	2,000	152	7.60%
Total interest-bearing liabilities	141,629	4,824	3.41%	129,547	3,577	2.76%	121,791	1,984	1.63%
Demand deposits	81,714			89,383			88,366
Other liabilities	1,749			1,515			1,253
Sharholder’s equity	20,198			17,423			14,711
Total average liabilities and shareholders’ equity	$245,290			$237,868			$226,121
Net interest income		$12,895			$13,450			$11,562
Net interest margin			5.92%			6.38%			5.79%

The Company’s net yield on interest-earning assets is affected by changes in the rates earned and paid and the volume of interest-earning assets and interest-bearing liabilities. The impact of changes in volume and rate on net interest income are shown in the following table:

	Year Ended December 31, 2007 over			Year Ended December 31, 2006 over
	Year Ended December 31, 2006			Year Ended December 31, 2005
	Increase (Decrease) Due to Change in (000’s)			Increase (Decrease) Due to Change in (000’s)
	Volume	Rate	Change	Volume	Rate	Change
Interest-bearing Assets:
Net Loans	(495)	129	(366)	2,075	1,575	3,650
Investment Securities	459	494	953	(366)	226	(140)
Federal funds sold	102	3	105	(107)	78	(29)
Interest-earning deposits	—	—	—	—	—	—
Total interest income	66	626	692	1,602	1,879	3,481
Interest-bearing Liabilities:
Interest bearing demand - NOW	(3)	20	17	(8)	4	(4)
Money Market	18	201	219	(102)	159	57
Savings	—	67	67	1	88	89
Time Certificates of deposit	542	299	841	528	593	1,121
Short-term borrowings	(14)	—	(14)	43	6	49
Long-term borrowings	16	101	117	16	265	281
Total interest expense	559	688	1,247	478	1,115	1,593
Interest differential or net interest income	$(493)	$(62)	$(555)	$1,124	$764	$1,888

Noninterest Income

Noninterest income totaled $1,071,000 compared to $1,010,000 for the same period in 2006. That represents an increase of $61,000 or 6.0%. The increase was primarily due to the recovery of legal fees and costs on a previously charged off loan and an increase in interest income derived from the investment in bank owned life insurance.

Service charges on deposit accounts totaled $583,000, which represents a decrease of $33,000 or 5.4% over the same period in 2006. The decrease in service charges was primarily due to the decrease in non sufficient fund fees collected.

Other noninterest income totaled $488,000 compared to $394,000 for the same period in 2006. That represents an increase of $94,000 or 23.9%. The increase is primarily due to the recovery of legal fees and costs on a previously charged off loan and an increase in interest income derived from the investment in bank owned life insurance.

Refer to the “Statement of Earnings” for a breakdown of noninterest income.

Noninterest Expense

Noninterest expense increased $439,000 or 5.1% in 2007 over 2006 to $9,029,000 as compared to an increase of $782,000 or 10.0% in 2006 over 2005. The overall increase can be largely attributed to the continued growth of the Company.

Salaries and related expenses increased $516,000 or 10.9% from 2006 to 2007 compared to an increase of $501,000 or 11.8% between 2005 and 2006. This increase is attributed to normal staff related increases, coupled with a 17.7% increase in group health insurance and a $54,000 shared-based payment, which is part of SFAS 123(R), “Share-Based Payment.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Occupancy expense for the year ended December 31, 2007 totaled $628,000, which reflects a decrease of $36,000 or 5.4% over the same period in 2006. This was primarily due to a decrease in real estate taxes coupled with fewer maintenance and repair costs.

Equipment expense for the year ended December 31, 2007 totaled $666,000, which reflects a decrease of $25,000 or 3.6% over the same period in 2006. This was primarily due to the eliminations of depreciation expense associated with fully depreciated equipment in the Santa Maria office.

Professional services for the year ended December 31, 2007 totaled $427,000, which reflects a decrease of $111,000 or 20.6% over the same period in 2006. This was primarily due to the decreases in legal and other professional services.

Data processing expense for the year ended December 31, 2007 totaled $489,000, which reflects an increase of $21,000 or 4.5% from the same period in 2006. This was primarily due to a 5.1% increase in contracted fees coupled with the continued growth of the Company.

Office expenses increased $2,000 from $360,000 in 2006 to $362,000 in 2007.

Marketing expense increased $15,000 or 3.7% from $408,000 in 2006 to $423,000 in 2007.

Director fees and expenses for the year ended December 31, 2007 totaled $329,000, which reflects an increase of $66,000 or 25.1% over the like period in 2006. The primary reason for the increase was a $56,000 stock option expense recognized for new option grants made in late 2006.

Messenger and courier expenses increased $9,000 or 6.1% from $148,000 in 2006 to $157,000 in 2007.

Other expense decreased $17,000 or 7.0% from $242,000 in 2006 to $225,000 in 2007. This decrease was due to $9,000 decrease in inspection fees associated with construction loans.

The Company’s efficiency ratio for 2007 was 64.7%. This represents an increase from the 2006 efficiency ratio of 60.4%, which was a decrease from the 2005 ratio of 63.4%. The increase in the efficiency ratio was primarily due to the decrease in the net interest margin, and the increase in non interest expense.

Refer to the “Statement of Earnings” for a breakdown of noninterest expense.

Income Taxes

The provision for income taxes was $1,934,000 in 2007, $2,242,000 in 2006 and $1,759,000 in 2005. The effective tax rate was 39.1% in 2007 as compared to 39.9% in 2006 and 39.0% in 2005. This decrease was partially due to an increasing percentage of tax-free investments.

Financial Condition

In 2007, the Company’s consolidated total assets increased to $248,640,000 compared to $240,738,000 in 2006 and $231,532,000 in 2005 for increases of 3.3%, 4.0% and 9.4% respectively.

Total deposits decreased $270,000 to $212,718,000 compared to $212,988,000 in 2006 and $206,879,000 in 2005 for a decrease of 0.1% for 2007, and increases of 3.0% and 6.2% for 2006 and 2005 respectively. Deposit competition continues to be very strong in both the traditional bank deposits and alternative investments available in the market place.

Securities available for sale totaled $56,107,000 at December 31, 2007, compared to $42,778,000 at December 31, 2006 and $41,830,000 at December 31, 2005. This represents an increase of 31.2% over December 31, 2006. The increase in securities was primarily due to the decrease in loan demand, which is the result of the softening in the construction and real estate markets.

Loan Portfolio

Total loans outstanding averaged $163,741,000 in 2007 compared to $169,139,000 in 2006. This represents a decrease of $5,398,000 or 3.2% in 2007 compared to an increase of $23,944,000 or 16.5% in 2006. Actual net loans at December 31, 2007 equaled $166,619,000 for a decrease of $3,060,000 or 1.8 % over 2006.

The following table sets forth the amount of total loans outstanding in each category for the years indicated:

	Year Ended December 31
	2007	2006	2005	2004	2003
	(dollars in thousands)
Commercial	$38,017	$36,407	$34,139	$32,797	$30,490
Real Estate – construction	47,819	55,307	52,696	29,707	25,446
Real Estate – other	81,895	78,757	66,390	63,433	53,931
Consumer	1,237	1,604	1,533	1,570	1,645
Total gross loans	168,968	172,075	154,758	127,507	111,512
Less: unearned fees	(676)	(741)	(725)	(721)	(451)
Less: allowance for loan losses	(1,673)	(1,654)	(1,470)	(1,200)	(1,112)
Total net loans	$166,619	$169,680	$152,563	$125,586	$109,949
Weighted average yield on loans for the year	9.2%	9.1%	8.1%	7.3%	7.3%

The following table sets forth the amount of total loans outstanding at December 31, 2007 by contractual maturity date:

		After One
	One Year	Year Through	After
	or Less	Five Years	Five Years	Total
	(dollars in thousands)
Commercial	$24,140	$6,865	$7,011	$38,016
Real Estate – construction	42,862	4,505	453	47,820
Real Estate – other	5,307	7,310	69,278	81,895
Consumer	607	466	164	1,237
	$72,916	$19,146	$76,906	$168,968

A significant portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2007, real estate served as the principal source of collateral with respect to 78.5% of the Company’s loan portfolio. A decline in current economic conditions could have an adverse effect on the demand for new loans even if rates continue to decline. It is also understood that the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by the Company, could affect the Company’s financial condition and results of operations in general and the market value of the Company’s common stock. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company’s financial condition.

Real estate construction and other real estate loans equaled $129,715,000 or 78.5% of the total loan portfolio and $134,065,000 or 77.9% of the total loan portfolio at December 31, 2007 and 2006, respectively. Other real estate loans are comprised of loans to individuals for their businesses, consumer real estate loans including home equity lines of credit and loans for farmland, including vineyards. The Company has known for some time that it has a concentration in commercial real estate loans. As a means to more closely monitor this concentration, the Company has instituted the use of NAICS codes to monitor industry trends within its commercial real estate portfolio. As of December 31, 2007, the Company had $72,608,000 or 43.0% of its loans in commercial real estate. Of this number, $45,960,000 or 63.3% is commercial real estate for owners use. No industry type exceeds 5.0% of total loans. The remaining $26,648,000 or 36.7% is commercial real estate for non-owners use. Commercial real estate loans for non-owners use as a percentage of total loans equates to 16.0%. We watch the commercial real estate loans for non-owners use along with changes within our owners use very closely and are familiar with the individuals and projects and at this time we do not foresee any problems or undue risk in this segment of our portfolio. Total real estate loans decreased $4,350,000 or 3.2% in 2007 over 2006 compared to an increased of $14,705,000 or 12.3% in 2006 over 2005. The decrease is spread throughout construction of residential units held for resale or for the borrower’s personal residence, off-site development, or land held for future development of commercial or residential properties. The Company has seen a significant decrease in the number of residential construction loans, due to the softening in the real estate market. The Company has loans to customers with a long history of successful developments in our market areas, as well as a long-term relationship with Santa Lucia Bank. The Company has experience and knowledge in construction lending and does not feel that there is any undue risk to the Company. These loans are secured by real estate, and in general, do not exceed 75% of the appraised value on commercial residential real estate or 80% on an individual’s personal residence.

The Company makes commercial loans to small and mid-size businesses for various reasons, including working capital, inventory and equipment. Commercial loans equaled $38,017,000 or 22.5% of the total loan portfolio and $36,407,000 or 21.2% of the total loan portfolio at December 31, 2007 and 2006, respectively. Commercial loans increased $1,610,000 or 4.4% from 2006 to 2007 compared to an increase of $2,268,000 or 6.6% in 2006 over 2005.

It has always been a part of our business banking practice to loan to small businesses for their facilities as well as their other business needs.

Consumer and other loans equaled $1,237,000 or 0.7% of the total loan portfolio at December 31, 2007 compared to $1,604,000 or 0.9% at December 31, 2006. Consumer loans decreased $367,000 or 22.9% in 2007 over 2006 compared to an increase of $71,000 or 4.6% in 2006 over 2005.

The Company had undisbursed loans totaling $57,326,000, $56,557,000, and $53,280,000 as of December 31, 2007, December 31, 2006 and December 31, 2005, respectively. Standby Letters of Credit accounted for $4,286,000, $2,603,000 and $1,546,000 of the undisbursed loans as of December 31, 2007, December 31, 2006 and December 31, 2005, respectively. The Company uses the same credit policies in making these commitments as is done for all of its lending activities. As such, the credit risk involved in these transactions is the same as that involved in extending loan facilities to customers.

Loans with maturities greater than one year at December 31, 2007 include approximately $40,803,000 of fixed rate loans or 24.2% of the total loan portfolio compared to $11,060,000 or 6.4% of the total loan portfolio as of December 31, 2006 and $7,642,000 or 4.9% of the total loan portfolio as of December 31, 2005. The balance of the loans that have maturities of one year or less, or are variable rate loans at December 31, 2007 totaled $128,165,000 or 31.8% compared to $161,015,000 or 93.6% as of December 31, 2006 and $147,116,000 or 95.1% as of December 31, 2005. The $69.3 million in other real estate loans with five years or greater maturities are primarily owner occupied commercial properties. The Company has attempted to lengthen the maturities of loans in its portfolio to add additional stability to the loan portfolio.

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

The composition of nonperforming loans as of the end of the last five fiscal years is summarized in the following table:

	Year Ended December 31
	2007	2006	2005	2004	2003
	(dollars in thousands)
Nonaccrual loans:
Commercial	$113	$—	$—	$—	$23
Real estate	2,062	—	135	758	805
Consumer	—	—	—	—	—
Total	2,175	—	135	758	828
Loans 90 days or more past due and still accruing:
Real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Commercial	—	550	—	—	—
Total	—	550	—	—	—
Total nonperforming loans:	2,175	550	135	758	828
OREO	—	—	—	—	—
Total nonperforming assets:	$2,175	$550	$135	$758	$828
Nonperforming assets as a percentage of total gross loans	1.29%	0.32%	0.09%	0.59%	0.74%
Nonperforming assets as a percentageof total assets	0.87%	0.23%	0.06%	0.36%	0.45%
Allowance for loan losses to nonperforming loans	76.92%	300.73%	1088.89%	158.31%	134.30%

The Company had three nonperforming loans totaling $2,175,000 as of December 31, 2007, compared to one nonperforming loan totaling $550,000 at December 31, 2006 and one nonperforming loan totaling $135,000 at December 31, 2005. Of the Company’s nonperforming loans, two are well secured by residential real estate with minimal loss exposure. The commercial loan for $113,000 is 50% guaranteed by the U. S. Small Business Administration, and is secured by business assets of the borrower in addition to the personal residence of the guarantor. The Company is in the process of assessing the value of its collateral and any actual loss is unknown at this time. The Company has however, assigned loan loss reserves in an amount it feels is adequate to satisfy any potential loss based on the collateral.

There were no significant loans that were current as of December 31, 2007, where serious doubt existed as to the ability of the borrower to comply with the present loan repayment terms or that represent a “troubled debt restructuring.”

The Company had no “Other Real Estate Owned” (OREO) property as of December 31, 2007.

The Company experienced net charge-offs (recoveries) of ($19,000), $56,000 and $30,000 in 2007, 2006 and 2005 respectively.

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

It was management’s decision that no additional loan loss provision was needed during 2007 primarily based on the foregoing analysis and due to the decline of $10.3 million in real estate and construction loans during the first nine months ended September 30, 2007. During the last quarter of 2007, real estate and construction loans increased approximately $6.0 million however; year to date gross loans have decreased $3.1 million or 1.8%.

The following table summarizes the allocation of the allowance for loan losses by type for the years indicated and the percent loans in each category to total loans:

	Year Ended December 31
	2007		2006		2005		2004		2003
	(dollars in thousands)
	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent
Commerical	$525	22.50%	$495	21.16%	$536	22.06%	$502	25.72%	$460	27.34%
Real Estate - construction	229	28.30%	126	32.14%	118	34.05%	71	23.30%	55	22.82%
Real Estate - other	572	48.47%	362	45.77%	274	42.90%	281	49.75%	224	48.36%
Consumer	32	0.73%	38	0.93%	36	0.99%	39	1.23%	155	1.48%
Unallocated	315	n/a	633	n/a	506	n/a	307	n/a	218	n/a
Total	$1,673	100.00%	$1,654	100.00%	$1,470	100.00%	$1,200	100.00%	$1,112	100.00%

Management views the allowance for loan losses of $1,673,000 or .99% of total loans as of December 31, 2007 to be adequate after considering the above factors. This allowance is compared to $1,654,000 or .96% in 2006 and $1,470,000 or .95% in 2005. However, there can be no assurance that in any given period the Company will not sustain charge-offs that are substantial in relation to the size of the allowance.

The allocation of the allowance for possible loan losses as of the end of the last five fiscal years is summarized in the following table:

	Year Ended December 31
	2007	2006	2005	2004	2003
	(dollars in thousands)
Outstanding loans:
Average for the year (net)	$163,741	$169,139	$145,195	$115,255	$109,148
End of the year (net)	166,619	169,680	152,563	125,586	109,949
Allowance for loan losses:
Balance at beginning of year	$1,654	$1,470	$1,200	$1,112	$1,026
Actual charge-offs:
Commercial	51	77	43	22	16
Real estate	—	—	—	—	—
Consumer	—	—	—	—	—
All other (including overdrafts)	10	6	3	1	17
Total charge-offs	61	83	46	23	33
Less Recoveries:
Commercial	4	26	15	—	4
Real estate	76	—	—	—	—
Consumer	—	—	—	—	—
All other (including overdrafts)	—	1	1	1	—
Total recoveries	80	27	16	1	4
Net loan charge-offs (recoveries)	(19)	56	30	22	29
Provision for loan loss	—	240	300	110	115
Balance at end of period	$1,673	$1,654	$1,470	$1,200	$1,112
Ratios:
Net loan charge-offs (recoveries) to average loans	-0.01%	0.03%	0.02%	0.02%	0.03%
Allowance for loan losses to end of year loans	0.99%	0.96%	0.95%	0.94%	1.00%
Net loan charge-offs (recoveries) to allowance for loan losses	-1.14%	3.39%	2.04%	1.83%	2.61%
Net loan charge-offs (recoveries) to provision charged to operating expense	0.00%	23.33%	10.00%	20.00%	25.22%

Investment Securities

The average balance of Federal Funds Sold (overnight investments with other banks) was $4,954,000 in 2007, $2,941,000 in 2006, and $5,685,000 in 2005. These investments are maintained primarily for the short-term liquidity needs of the Company. The major factors influencing the levels of required liquidity are the loan demand of the Company’s customers and fluctuations in the Company’s deposits. The Company’s loan-to-deposit ratio averaged 76.1% in 2007, compared to 79.7% in 2006, and 69.9% in 2005.

Average total investment securities increased by $10,451,000 or 27.1% during 2007, compared to a decrease of $10,087,000 or 20.7% in 2006. The Company focused on maximizing investment opportunities during 2007, due to the softening of the loan demand which decreased by $7,105,000 in average loans or 4.2%. The aggregate market value of the investment portfolio was $334,000 over the amortized cost as of December 31, 2007. As of December 31, 2007, the Company had the ability and intent to hold securities to maturity and saw a significant market value increase of $796,000 over 2006. It is the Company’s policy not to engage in securities trading transactions. There are no investments in the portfolio deemed to be permanently impaired. The Company has classified all of its investment securities as available for sale. The exposure to sub prime loans in the Mortgage-Backed securities portfolio is minimal due to the fact these securities are guaranteed by United States Government Agencies and, as such, can be viewed as having credit risk comparable to United States Treasury securities.

	December 31
	2007				2006
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
Securities available for sale:
U.S. Government and Agency securities	$24,097,314	$243,699	$—	$24,341,013	$19,094,065	$3,029	$(76,599)	$19,020,495
State and Political Subdivisions	$6,527,226	$30,399	$(50,333)	$6,507,292	$4,805,053	$9,970	$(89,397)	$4,725,626
Mortgage-Backed Securities	$25,148,131	$207,770	$(97,050)	$25,258,851	$19,340,821	$20,303	$(328,828)	$19,032,296
Total	$55,772,671	$481,868	$(147,383)	$56,107,156	$43,239,939	$33,302	$(494,824)	$42,778,417

The amortized cost, estimated fair value, and weighted average yield for investment securities available for sale based on maturity date are set forth in the table below. The weighted average yield is based on the amortized cost of the securities using a method that approximates the level yield method:

	December 31,
	2007			2006
	Book Value	Market Value	Weighted Average Yield	Book Value	Market Value	Weighted Average Yield
Available-for-Sale Securities:
U.S. Government and Agency Securities
One Year or Less	8,002,724	8,026,354	5.27%	8,998,769	8,924,794	3.59%
One to Five Years	14,094,590	14,310,616	5.07%	8,095,296	8,095,701	5.03%
Five to Ten Years	2,000,000	2,004,043	5.00%	2,000,000	2,000,000	5.10%
Over Ten Years	—	—		—	—
Total U.S. Agency	24,097,314	24,341,013	5.13%	19,094,065	19,020,495	4.36%
State and Political Subdivisions:
One Year or Less	1,061,296	1,070,745	6.23%	708,100	702,151	4.36%
One to Five Years	3,020,931	2,998,510	4.99%	3,859,382	3,790,725	5.20%
Five to Ten Years	2,444,999	2,438,037	6.26%	237,571	232,750	5.74%
Over Ten Years	—	—		—	—
Total State & Political Subdivisions	6,527,226	6,507,292	5.67%	4,805,053	4,725,626	5.10%
Mortgage Backed Securities:
One Year or Less	3,430,820	3,441,374	4.70%	3,650,978	3,590,877	4.26%
One to Five Years	14,849,863	14,894,034	4.66%	11,261,147	11,033,390	4.20%
Five to Ten Years	3,869,173	3,907,814	5.05%	2,711,676	2,695,483	4.63%
Over Ten Years	2,998,275	3,015,629	4.90%	1,717,020	1,712,546	4.71%
Total Mortgage Backed Securities	25,148,131	25,258,851	4.75%	19,340,821	19,032,296	4.32%
Total Available-for-Sale Securities	$55,772,671	$56,107,156	5.02%	$43,239,939	$42,778,417	4.42%

Deposits

Total average deposits increased $3,020,000 or 1.4% during 2007, compared to an increase of $4,391,000 or 2.1% in 2006 and an increase of $24,109,000 or 13.1% in 2005. Average noninterest-bearing deposits decreased $7,669,000 or 8.6% in 2007, compared to an increase of $1,017,000 or 1.2% in 2006 and an increase of $10,896,000 or 14.1% in 2005. Average interest-bearing deposits increased $10,689,000 or 8.7% in 2007 compared to an increase of $3,374,000 or 2.8% in 2006 and an increase of $13,213,000, or 12.5% in 2005.

The chart below indicates a shift in lower interest-bearing deposits (NOW, Money Market and Savings) to higher interest rate Time Certificates of Deposit. This appears to be a trend that is common throughout the local banking industry and is expected to continue in 2008. This was management’s strategy to retain and attract deposits to offset loss of funds to non-bank competition.

The following table summarizes the distribution of average deposits and the average rates paid for the period indicated:

	December 31
	2007		2006		2005
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Noninterest-bearing demand deposits	$81,714		$89,383		$88,366
Money Market Accounts	24,929	2.90%	24,103	2.09%	30,186	1.48%
NOW accounts	13,391	0.41%	14,696	0.26%	17,834	0.24%
Savings deposits	27,076	1.07%	28,074	0.79%	30,560	0.44%
Time deposits of $100,000 or more	39,242	4.67%	29,800	4.21%	19,859	2.93%
Other time deposits	28,777	4.60%	26,053	4.08%	20,913	2.94%
Total deposits	$215,129	1.96%	$212,109	1.45%	$207,718	0.87%

The remaining maturities of the Company’s certificates of deposit in the amount of $100,000 or more as of December 31, 2007 are indicated in the table below. Interest expense on these certificates of deposit totaled $1,834,000 in 2007:

Deposits Maturing in	December 31, 2007
Three months or less	$15,967,166
Over three months through six months	10,750,684
Over six months through twelve months	8,958,008
Over twelve months	3,153,935
Total	$38,829,793

Capital

The Bank is required to maintain a minimum leverage-capital ratio of Tier I (as defined) to total assets based on the Bank’s ratings under the regulatory rating system. At the end of 2007, all Bank capital ratios were above all current Federal capital guidelines for a “well capitalized” bank. As of December 31, 2007 the regulatory total capital to risk-weighted assets ratio was 13.8% compared to 13.1% as of December 31, 2006 and 11.3% as of December 31, 2005. The regulatory Tier I capital to risk-weighted assets ratio was 12.3% on December 31, 2007 compared to 11.4% on December 31, 2006 and 9.3% as of December 31, 2005. The regulatory Tier I capital to average assets ratio was 9.9% as of December 31, 2007 compared to 9.1% as of December 31, 2006 and 7.2% as of December 31, 2005.

The Bank’s Tier I Capital ratio increased 74 basis points and the Bank’s Total Capital to Risk Weighted Assets ratio increased 67 basis points, due to the strong earnings of $3.2 million for 2007.

Short-term Borrowings

The Bank has two borrowing arrangements with the Federal Home Loan Bank of San Francisco. The first allows the Bank to borrow up to approximately $41 million against which the Bank has pledged approximately $100 million of its real estate secured loans. The second arrangement allows the Bank to borrow up to approximately $12 million against which the Bank has pledged approximately $12 million of its investment securities.

As of December 31, 2007 the Bank has borrowed $5,900,000 under these arrangements. This amount is due on January 2, 2008 and includes interest at 3.25%. During 2007 the bank had average borrowings outstanding of $1,100,000 at an effective rate of 4.55%.

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

The following table presents the Bank’s Rate Sensitivity Gap Report as of December 31, 2007.

	0-3 months	3-12 months	1-3 years	3-5 years	Beyond	Non-Rate Sensitive	Total
	(dollars in thousands)
Interest sensitive assets:
Investment securities	$5,183	$3,857	$17,594	$21,189	$9,405	$—	$57,228
Loan receivables	90,316	27,823	32,983	14,578	3,268	—	168,968
Federal funds sold	—	—	—	—	—	—	—
Non-earning assets	—	—	—	—	—	21,847	21,847
Total assets	$95,499	$31,680	$50,577	$35,767	$12,673	$21,847	$248,043
Interest sensitive liabilities:
Demand deposits	$—	$—	$—	$—	$—	$76,829	$76,829
NOW accounts	349	1,048	2,796	2,795	5,008	—	11,996
Money Market Accounts	2,522	7,565	16,811	—	—	—	26,898
Savings deposits	930	2,789	7,436	7,436	7,746	—	26,337
Time deposits	26,851	37,950	6,189	705	149	—	71,844
Total saving and time deposits	$30,652	$49,352	$33,232	$10,936	$12,903	$76,829	$213,904
Short-term borrowing	5,900	—	—	—	—	—	5,900
Long-term borrowing	2,000	—	—	—	—	—	2,000
Non-funding liabilities and capital	—	—	—	—	—	26,239	26,239
Total liabilities and capital	$38,552	$49,352	$33,232	$10,936	$12,903	$103,068	$248,043
Interest rate sensitivity gap	$56,947	$(17,672)	$17,345	$24,831	$(230)
Risk Indicators from GAP Analysis:
Cumulative GAP	$56,947	$39,275	$56,620	$81,451	$81,221
Cumulative GAP (% of total assets)	22.96%	15.83%	22.83%	32.84%	32.74%

The asset liability reports indicate that the Bank has an actual dollar risk exposure of $574,000 if interest rates fall 100 basis points. This represents a -4.5% risk to interest income.

	Interest Income and Expense Under Rate Shock
	-200bp	-100bp	0bp	+100bp	+200bp
Net Interest Income
Earnings at Risk	$(1,088)	$(574)	$0	$471	$931
Percent of Risk	-8.5%	-4.5%	0.00%	3.7%	7.3%
Equity Ratio	14.3%	15.1%	16.0%	16.7%	17.3%

The Company closely monitors its liquidity so that the cash requirements for loans and deposit withdrawals are met in an orderly manner. Management monitors liquidity in relation to trends of loans and deposits for short term and long-term requirements. Liquidity sources are cash, deposits with other banks, overnight Federal Fund investments, investment securities and the ability to sell loans. As of December 31, 2007, the Bank’s liquidity ratio was 25.0% compared to 24.5% at December 31, 2006 and 27.7% at December 31, 2005. The 25.0% liquidity ratio at December 31, 2007 is well within the Company’s policy limit.

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

Availability of Form 10-KSB

If any shareholder would like a copy of the Company’s Annual Report on Form 10-KSB for the fiscal year ending December 31, 2007, they can be obtained without charge by sending a written request to John C. Hansen, Executive Vice President and Chief Financial Officer, P. O. Box 6047, Atascadero, California 93423.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Santa Lucia Bancorp and Subsidiary

We have audited the consolidated balance sheets of Santa Lucia Bancorp and Subsidiary (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of earnings, cash flows and shareholders’ equity for the three years ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Lucia Bancorp and Subsidiary as of December 31, 2007 and 2006, and the results of its operations and cash flows for the three years ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Laguna Hills, California

January 16, 2008

25231 Paseo De Alicia, Suite 100   Laguna Hills, CA 92653   Tel: 949.768.0833   Fax: 949.768.8408   www.vtdcpa.com

FRESNO  •  LAGUNA HILLS  •  PALO ALTO  •  PLEASANTON  •  RANCHO CUCAMONGA

Santa Lucia Bancorp and Subsidiary
Consolidated Balance Sheets

December 31, 2007 and 2006

	2007	2006
ASSETS
Cash and due from banks	$7,399,412	$10,139,526
Federal funds sold	—	—
TOTAL CASH AND CASH EQUIVALENTS	7,399,412	10,139,526
Securities available for sale	56,107,156	42,778,417
Loans, net	166,619,494	169,680,473
Premises and equipment, net	8,868,507	9,258,207
Deferred income tax assets	814,000	941,000
Cash surrender value of life insurance	5,005,357	3,336,076
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	1,453,850	1,397,700
Accrued interest and other assets	2,371,999	3,206,685
TOTAL ASSETS	$248,639,775	$240,738,084

	2007	2006
LIABILITIES & SHAREHOLDERS’ EQUITY
Deposits
Noninterest-bearing demand	$77,100,561	$86,252,426
Interest-bearing demand and NOW accounts	11,996,402	12,968,951
Money market	25,440,394	20,465,756
Savings	26,336,827	27,383,605
Time certificates of deposit of $100,000 or more	38,829,793	37,226,189
Other time certificates	33,014,401	28,691,525

TOTAL DEPOSITS	212,718,378	212,988,452

Short-term borrowings	5,900,000	—
Long-term borrowings	7,155,000	7,155,000
Accrued interest and other liabilities	1,677,551	1,457,716

TOTAL LIABILITIES	227,450,929	221,601,168

Commitments and contingencies (Note M)	—	_
Shareholders’ equity
Common stock – no par value; 20,000,000 shares authorized; issued and outstanding: 1,924,873 shares at December 31, 2007 and 1,928,097 shares at December 31, 2006	9,851,392	9,566,563
Additional paid-in capital	358,203	216,558
Retained earnings	10,782,741	9,624,939
Accumulated other comprehensive income-net unrealized losses on available-for-sale securities, net of taxes of $137,975 in 2007 and $190,378 in 2006	196,510	(271,144)
TOTAL SHAREHOLDERS’ EQUITY	21,188,846	19,136,916
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$248,639,775	$240,738,084

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statements of Earnings

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Interest income
Interest and fees on loans	$15,030,928	$15,397,450	$11,747,437
Federal funds sold	249,434	145,314	173,515
Investment securities – taxable	2,232,966	1,352,675	1,476,915
Investment securities – nontaxable	205,285	131,233	148,368
	17,718,613	17,026,672	13,546,235
Interest expense
Time certificates of deposit of $100,000 or more	1,833,831	1,254,951	581,566
Other deposits	2,389,580	1,824,577	1,234,377
Long-term debt and other borrowings	600,727	497,610	167,979
	4,824,138	3,577,138	1,983,922
Net interest income	12,894,475	13,449,534	11,562,313
Provision for loan losses	—	240,000	300,000
Net interest income after provision for loan losses	12,894,475	13,209,534	11,262,313

Noninterest income
Service charges and fees	583,445	615,917	602,809
Dividends on cash surrender value of life insurance	222,071	138,181	132,319
Mortgage fees	—	48,487	94,972
Gain (loss) on sale of investment securities	—	—	(5,877)
Other income	265,798	207,676	227,727
	1,071,314	1,010,261	1,051,950
Noninterest expense
Salaries and employee benefits	5,259,456	4,743,094	4,241,897
Occupancy	627,685	664,482	565,467
Equipment	666,003	691,028	583,772
Professional services	426,667	538,282	465,661
Data processing	488,636	468,211	439,591
Office expenses	362,057	359,588	374,478
Marketing	422,914	407,638	397,907
Regulatory assessments	64,436	63,851	65,793
Directors’ fees and expenses	328,801	263,444	261,338
Messenger and courier expenses	156,870	148,335	143,834
Other	225,445	241,571	268,705
	9,028,970	8,589,524	7,808,443
Earnings before income taxes	4,936,819	5,630,271	4,505,820

Income taxes	1,934,000	2,242,000	1,759,000
Net earnings	$3,002,819	$3,388,271	$2,746,820

Per share data:
Net earnings – basic	$1.55	$1.77	$1.46
Net earnings – diluted	$1.51	$1.68	$1.38

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash flows from operating activities:
Net earnings	$3,002,819	$3,388,271	$2,746,820
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	652,290	669,159	556,907
Provision for loan losses	—	240,000	300,000
Amortization of investment securities	—	5,450	32,240
Loss (gain) on sale of investment securities	—	—	5,877
Deferred income taxes	(201,000)	(147,000)	(25,000)
Dividends in cash value of life insurance	(222,071)	(138,181)	(132,319)
Other items, net	1,101,676	(1,131,715)	(432,992)
Net cash provided by operating activities	4,333,714	2,885,984	3,051,533

Cash flows from investing activities:
Proceeds from maturities of investment securities	14,202,010	18,962,594	11,007,571
Proceeds from sale of investment securities	—	—	6,016,550
Purchases of investment securities	(26,658,965)	(19,391,969)	(2,001,378)
Purchase of Federal Reserve Bank and Federal Home Loan Bank stock	—	(155,550)	(194,450)
Net change in loans	3,060,979	(17,357,365)	(27,277,292)
Purchases of bank premises and equipment	(262,590)	(466,782)	(347,532)
Proceeds from sale of bank premises and equipment		—	—
Proceeds from (purchase of) life insurance	(1,485,000)	—	132,255
Proceeds from sale of other real estate owned	—	—	—
Net cash used in investing activities	(11,143,566)	(18,409,072)	(12,664,276)

Cash flows from financing activities:
Net change in deposits	(270,074)	6,109,373	12,011,229
Proceeds and tax benefit from exercise of stock options	164,275	372,781	416,562
Stock repurchases	(853,351)	—	—
Net (repayments) proceeds from borrowings	5,900,000	(345,000)	5,500,000
Cash dividends paid	(871,112)	(767,587)	(729,550)
Net cash provided by financing activities	4,069,738	5,369,567	17,198,241
Net increase (decrease) in cash and cash equivalents	(2,740,114)	(10,153,521)	7,585,498

Cash and cash equivalents at beginning of year	10,139,526	20,293,047	12,707,549
Cash and cash equivalents at end of year	$7,399,412	$10,139,526	$20,293,047

Supplemental disclosure of cash flow information:
Interest paid	$4,824,138	$3,415,383	$1,957,610
Income taxes paid	$1,865,000	$2,415,000	$1,720,000
Cashless exercise of stock options	$120,554	$48,034	$32,515

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary
Consolidated Statement of Shareholders’ Equity

Years Ended December 31, 2007, 2006 and 2005

		Common Stock		Additional		Accumulated Other
	Comprehensive Income	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income
Balance at January 1, 2005		$1,861,764	$8,849,671	$—	$5,067,534	$(110,291)

Cash dividends – $0.3875 per share					(729,550)
Exercise of stock options, including the realization of tax benefits of $226,000		37,779	449,077		(32,515)
Comprehensive Income:
Net earnings for the year	$2,746,820				2,746,820
Change in unrealized loss on available-for-sale securities, net of taxes of $265,409	(378,040)					(378,040)
Less reclassification adjustments for gains included in the net income, net of taxes or $2,410	3,467					3,467
Total Comprehensive Income	$2,372,247

Balance at December 31, 2005		1,899,543	9,298,748	—	7,052,289	(484,864)

Cash dividends – $0.40 per share					(767,587)
Exercise of stock options, including the realization of tax benefits of $153,000		28,554	267,815	153,000	(48,034)
Stock Option Compensation Expense				63,558
Comprehensive Income:
Net earnings for the year	$3,388,271				3,388,271
Change in unrealized loss on available-for-sale securities, net of taxes or $150,059	213,720					213,720
Total Comprehensive Income	$3,601,991

Balance at December 31, 2006		1,928,097	$9,566,563	216,558	9,624,939	(271,144)

Cash dividends – $0.45 per share					(871,112)
Exercise of stock options, including the realization of tax benefits of $19,000		29,247	284,829	19,000	(120,554)
Repurchase and retirement of stock		(32,471)			(853,351)
Stock Option Compensation Expense				122,645
Comprehensive Income:
Net earnings for the year	$3,002,819				3,002,819
Change in unrealized loss on available-for-sale securities, net of taxes of $328,353	467,654					467,654
Total Comprehensive Income	$3,470,473

Balance at December 31, 2007		1,924,873	$9,851,392	$358,203	$10,782,741	$196,510

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

NOTES TO FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – The consolidated financial statements include the accounts of Santa Lucia Bancorp and its wholly owned subsidiary Santa Lucia Bank (the “Bank”), collectively referred to herein as the “Company.” All significant intercompany transactions have been eliminated.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the Unites States of America and prevailing practices within the banking industry. A summary of the significant accounting policies consistently applied in preparation of the accompanying financial statements follows:

Nature of Operations – The Company has been organized as a single operating segment and maintains four branches in the San Luis Obispo and northern Santa Barbara Counties. The Company’s primary source of revenue is interest income from loans to customers. The Company’s customers are predominantly small and middle-market businesses and individuals.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation of Cash Flows – For the purposes of reporting cash flows, cash and cash equivalents includes cash, noninterest-earning deposits and federal funds sold. Generally, federal funds are sold for one day periods.

Cash and Due From Banks – Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank was in compliance with the reserve requirements as of December 31, 2007 and 2006.

The Company periodically maintains amounts due from banks that exceed federally insured limits. The Company has not experienced any losses in such accounts.

Investment Securities – Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-tomaturity or available-for-sale securities are recorded using the specific identification method.

Declines in the fair value of individual held-to-maturity and availablefor-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Provision and Allowance for Loan Losses – The determination of the balance in the allowance for loan losses is based on an analysis of the loan portfolio and reflects an amount which, in management’s judgment, is adequate to provide for potential credit losses after giving consideration to the character of the loan portfolio, current economic conditions, past credit loss experience and such other factors as deserve current recognition in estimating credit losses. The provision for loan losses is charged to expenses.

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

Interest and Fees on Loans – Interest income is accrued daily as earned on all loans. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collectibility. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

Premises and Equipment – Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and forty years for buildings. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned – Other real estate owned represents real estate acquired through foreclosure and is carried at the lower of the recorded investment in the property or its fair value. Prior to foreclosure, the value of the underlying loan is written down to the fair market value of the real estate to be acquired by a charge to the allowance for credit losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income, are included in other expenses.

Income Taxes – Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

The Company has adopted Financial Accounting Standards Interpretation No. 48 (“Fin 48”), Accounting for Uncertainty in Income Taxes. Fin 48 clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Management believes that all tax positions taken to date are highly certain and, accordingly, no accounting adjustment has been made to the financial statements. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

Advertising Costs – The Company expenses the costs of advertising in the period incurred.

Comprehensive Income – Beginning in 1998, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income” (SFAS No. 130), which requires the disclosure of comprehensive income and its components. Changes in unrealized gain or loss on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company.

Financial Instruments – In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note M. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Shares (EPS) – Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Stock-Based Compensation – The Company has adopted SFAS No. 123(R) “Shared-Based Payment.” This Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period.

Change in Accounting Principle – The Company adopted SFAS No. 123 (R) on January 1, 2006 using the “modified prospective method.” Under this method compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled after January 1, 2006 and prior periods are not restated. In addition, the unvested portion of previously awarded options outstanding as of January 1, 2006 will also be recognized as expense over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS No. 123. The fair value of each grant is estimated using the Black-Scholes option pricing model. During 2007 and 2006 the Company recognized pre-tax stock-based compensation expense of $122,645 and $63,558, respectively, as a result of adopting SFAS No. 123 (R).

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

Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company’s net income and income per share for 2005 would have changed to the pro forma amounts indicated below:

2005
Net income:
As reported	$2,746,820
Stock-Based Compensation using the Intrinsic Value Method	—
Stock-Based Compensation that would have been reported using the Fair Value Method of SFAS 123	(43,436)
Pro Forma	$2,703,384
Per share:
Net Income - Basic
As Reported	$1.46
Pro Forma	$1.44
Net Income - Diluted
As Reported	$1.38
Pro Forma	$1.36

Disclosure about Fair Value of Financial Instruments – SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Company’s estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

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

New Accounting Pronouncements – In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, effective for the Company January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement defines fair value, establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity’s own observable inputs that are not corroborated by observable market data. SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value, and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes inn net assets for the period. The Company is currently assessing the impact of this pronouncement on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 are elective; however, the amendments to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS 159 is effective as the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of this pronouncement on its financial statements.

In September 2006, the FASB ratified the FASB’s Emerging Issues Task Force (or EITF) consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” and in March 2007 the FASB ratified EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements” The EITF’s consensus on both of these issues focuses on the accounting for arrangements in which a company has agreed to share a portion of the value of the insurance policy with the employee. These arrangements are referred to as “split-dollar” arrangements. Entities with split-dollar life insurance policies will have to accrue, for years beginning after December 15, 2007, liabilities and associated expense for those insurance benefits under the same rules that apply when such benefits are provided by means other than life insurance. The provisions of the consensus would be applied through a cumulative effect adjustment to retained earnings with the option of retrospective application. The Company has estimated the charged to retained earnings effective January 1, 2008 to be approximately $196,000 net of taxes.

Reclassification – Certain reclassifications have been made in the 2006 and 2005 financial statements to conform to the presentation used in 2007. These reclassifications had no impact on the Company’s previously reported financial statements.

NOTE B – INVESTMENT SECURITIES – The amortized cost, carrying value and estimated fair values of investment securities available for sale as of December 31, are as follows:

	December 31, 2007
	Amortized cost	Unrealized gains	Unrealized (losses)	Estimated fair value
U.S. Government and Agency Securities	$24,097,314	$243,699	$—	$24,341,013
States and Political Subdivisions	6,527,226	30,399	(50,333)	6,507,292
Mortgage-Backed Securities	25,148,131	207,770	(97,050)	25,258,851
	$55,772,671	$481,868	$(147,383)	$56,107,156

	December 31, 2006
	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	(losses)	fair value
U.S. Government and Agency Securities	$19,094,065	$3,029	$(76,599)	$19,020,495
States and Political Subdivisions	4,805,053	9,970	(89,397)	4,725,626
Mortgage-Backed Securities	19,340,821	20,303	(328,828)	19,032,296
	$43,239,939	$33,302	$(494,824)	$42,778,417

The carrying value of investment securities pledged to secure public funds, borrowings and for other purposes as required or permitted by law amounts to approximately $14,025,000 and $14,316,000 at December 31, 2007 and 2006, respectively. During 2007 and 2006 the Bank had no proceeds from the sale of available for sale securities. During 2005 the Bank had proceeds from the sale of available for sale securities of $6,016,550, gross gains of $1,298 and gross losses of $7,175.

The amortized cost and estimated fair value of debt securities at December 31, 2007, by contractual maturity, are shown below. Mortgage-backed securities are classified in accordance with their estimated lives. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations.

	Amortized cost	Estimated fair value
Securities available-for-sale:
Due in one year or less	$12,494,840	$12,538,473
Due after one year through five years	31,965,384	32,203,159
Due after five years through ten years	8,314,172	8,349,895
Due after ten years	2,998,275	3,015,629
	$55,772,671	$56,107,156

The gross unrealized loss and related estimated fair value of investment securities that have been in a continuous loss position for less than twelve months and over twelve months at December 31, are as follows:

	Less than		Over
	Twelve Months		Twelve Months		Total
	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value
December 31, 2007:
U.S. Government & Agency Securities	$—	$—	$—	$—	$—	$—
States and Political Subdivisions	(22,168)	968,403	(28,165)	2,224,642	(50,333)	3,193,045
Mortgage-Backed Securities	(4,626)	2,971,470	(92,424)	7,118,850	(97,050)	10,090,320
	$(26,794)	$3,939,873	$(120,589)	$9,343,492	$(147,383)	$13,283,365

	Less than		Over
	Twelve Months		Twelve Months		Total
	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value
December 31, 2006:
U.S. Government & Agency Securities	$(2,954)	$4,000,971	$(73,645)	$6,924,317	$(76,599)	$10,925,288
States and Political Subdivisions	(493)	352,419	(88,905)	3,587,649	(89,398)	3,940,068
Mortgage-Backed Securities	—	—	(328,827)	12,473,837	(328,827)	12,473,837
	$(3,447)	$4,353,390	$(491,377)	$22,985,803	$(494,824)	$27,339,193

As of December 31, 2007, the Company has 21 investment securities where estimated fair market value had decreased 1.13% from amortized cost. Management evaluates investment securities for other-than-temporary impairment taking into consideration the extent and length of time the fair value has been less than cost, the financial condition of the issuer and whether the Bank has the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2007, no declines are deemed to be other than temporary.

NOTE C – LOANS – The Bank’s loan portfolio consists primarily of loans to borrowers within San Luis Obispo and northern Santa Barbara Counties, California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank’s market areas. As a result, the Bank’s loan and collateral portfolios are, to some degree, concentrated in those industries.

The composition of the loan portfolio at December 31, is as follows:

	2007	2006
Real estate – construction	$47,819,615	$55,307,210
Real estate – other	81,895,109	78,757,513
Commercial	38,016,713	36,406,663
Consumer	1,237,325	1,603,836
	168,968,762	172,075,222
Deferred loan fees	(675,858)	(741,054)
Allowance for loan losses	(1,673,410)	(1,653,695)
	$166,619,494	$169,680,473

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

Transactions in the allowance for credit losses are summarized as follows:

	2007	2006	2005
Balance at beginning of year	$1,653,695	$1,470,261	$1,200,036
Provision charged to expense	—	240,000	300,000
Loans charged off	(60,779)	(84,002)	(46,355)
Recoveries on loans previously charged off	80,494	27,436	16,580
Balance at end of year	$1,673,410	$1,653,695	$1,470,261

The following is a summary of the investment in impaired loans, the related allowance for loan losses, income recognized and information pertaining to nonaccrual and past due loans as of December 31:

	2007	2006	2005
Recorded investment in impaired loans	$2,175,694	$—	$134,872
Related allowance for loan losses	$144,000	$—	$—
Average recorded investment in impaired loans	$591,000	$250,000	$459,000
Interest income recognized for cash payments	$—	$3,045	$28,581
Total nonaccrual loans	$2,175,694	$—	$134,872
Total loans past-due ninety days or more and still accruing	$—	$550,000	$—

NOTE D – RELATED PARTY TRANSACTIONS – In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and the businesses with which they are associated. All such loans and commitments to lend were made under terms which are consistent with the Bank’s normal lending policies.

The following is an analysis of the activity of all such loans:

	2007	2006
Beginning balance	$3,734,153)	$2,976,502)
Credits granted, including renewals	5,515,322)	2,797,483)
Repayments	(4,484,643)	(2,039,832)
	$4,764,832)	$3,734,153)

Undisbursed loans amount to approximately $894,712 and $2,337,163 at December 31, 2007 and 2006, respectively.

Deposits from related parties held by the Bank at December 31, 2007 and 2006 amounted to $2,367,291 and $3,323,903, respectively.

NOTE E – PREMISES AND EQUIPMENT – The composition of premises and equipment at December 31 is as follows:

	2007	2006
Premises	$7,497,978	$7,411,967
Furniture, fixtures and equipment	3,990,273	4,149,808
	11,488,251	11,561,775
Less accumulated depreciation	4,650,509	4,334,333
	6,837,742	7,227,442
Land	2,030,765	2,030,765
	$8,868,507	$9,258,207

NOTE F – DEPOSITS – At December 31, 2007, the scheduled maturities of time deposits are as follows:

Due in one year	$64,801,857
Due in one to three years	6,188,863
Due after three years	853,474
$71,844,194

NOTE G – SHORT-TERM BORROWINGS – The Bank has two borrowing arrangements with the Federal Home Loan Bank of San Francisco. The first allows the Bank to borrow up to approximately $41 million against which the Bank has pledged approximately $100 million of its real estate secured loans. The second arrangement allows the Bank to borrow up to approximately $12 million against which the Bank has pledged approximately $12 million of its investment securities.

As of December 31, 2007 the Bank has borrowed $5,900,000 under these arrangements. This amount is due on January 2, 2008 and includes interest at 3.25%. During 2007 the bank had average borrowings outstanding of $1,100,000 at an effective rate of 4.55%.

The Bank may also borrow up to $5,900,000 overnight on an unsecured basis from two correspondent banks.

NOTE H – LONG-TERM BORROWINGS – During the third quarter of 2003, the Bank issued Subordinated Debentures to nineteen investors including executive officers and members of the Bank’s Board of Directors, in the total sum of $2,000,000 (“Debentures”). The total amount issued to executive officers and directors was $1,100,000. The Debentures include quarterly payment of interest at prime plus 1.5% and quarterly principal installments of $166,666 commencing on September 30, 2008 until paid in full on June 30, 2011. The Debentures, which are subordinated to the right of payment to depositors and other creditors, partially qualify as Tier 2 Capital.

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

NOTE I – INCOME TAXES – The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	2007	2006
Deferred liabilities:
Tax over book depreciation	$425,000	$493,000
Market value adjustment on investment securities	138,000	—
Other	111,000	107,000
Total deferred tax liabilities	674,000	600,000
Deferred tax assets:
Allowance for loan losses	673,000	673,000
Deferred compensation plans	498,000	390,000
Market value adjustment on investment securities	—	190,000
State taxes	191,000	224,000
Net loss carryforward	41,000	55,000
Other	85,000	9,000
Total deferred tax assets	1,488,000	1,541,000
Net deferred tax assets	$814,000	$941,000

The provision for income taxes consists of the following:

	2007	2006	2005
Currently payable	$2,135,000)	$2,389,000	$1,784,000
Deferred taxes (benefits)	(201,000)	(147,000)	(25,000)
	$1,934,000	$2,242,000	$1,759,000

The principal sources of deferred income taxes and the tax effect of eachare as follows:

	2007	2006	2005
Tax over book depreciation	$(68,000)	$6,000)	$173,000
Provision for loan losses	—	(75,000)	(118,000)
State taxes	33,000	(75,000)	(46,000)
Net loss carryforward	14,000	14,000	14,000
Deferredcompensationplans	(108,000)	(42,000)	(41,000)
Other	(72,000)	(25,000)	(7,000)
Net deferred taxes	$(201,000)	$(147,000)	$(25,000)

As of December 31, 2007, the Bank had federal net operating loss carryforwards available to reduce future taxable income of approximately $163,000. These net operating loss carryforwards expire in 2010. The 1995 merger with Central Coast National Bank resulted in an ownership change as defined in the Internal Revenue Code Section 382. Accordingly, the utilization of the net operating loss will be subject to the limitations prescribed in Section 382.

As a result of the following items, the total tax expense was different from the amount computed by applying the statutory income tax rate to earnings before income taxes:

	2007		2006		2005
Federal “expected” tax	$1,679,000	34.0%	$1,914,000	34.0%	$1,532,000	34.0%
State franchise tax, net	347,000	7.0	396,000	7.0	318,000	7.0
Tax exempt income	(122,000)	(2.5)	(80,000)	(1.3)	(82,000)	(1.8)
Other	30,000	0.6	12,000	0.2	(9,000)	(0.2)
Total expense	$1,934,000	39.1%	$2,242,000	39.9%	$1,759,000	39.0%

The Company is subject to Federal income tax and California franchise tax. Federal income tax returns for the years ended December 31, 2006, 2005 and 2004 are open to audit by the Federal authorities and California returns for the years ended December 31, 2006, 2005, 2004 and 2003 are open to audit by state authorities.

NOTE J – EMPLOYEE PROFIT SHARING AND DEFERRED COMPENSATION – The Bank sponsors a 401 (k) plan for the benefit of its employees. In 1994 the Bank also approved the creation of an Employee Stock Ownership Plan for the benefit of its employees. Contributions to these plans are determined by the Board of Directors. For income tax purposes, the annual contribution is limited to 15% of the compensation of eligible employees. The Bank contributed $203,000 in 2007, $210,000 in 2006, and $240,000 in 2005, to the Employee Stock Ownership Plan. The Bank contributed $57,000 to the 401 (k) plan in 2007 and $50,000 in 2006. There were no contributions to the 401 (k) plan in 2005.

The Bank has entered into deferred compensation agreements with key officers and board members. Under these agreements, the Bank is obligated to provide, upon retirement, a lifetime benefit for the officers and directors. The annual benefits ranging from $25,000 to $75,000 for key officers and $4,000 to $6,000 for directors. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants. The expense incurred and amount accrued for this plan for the years ended December 31, 2007, 2006, and 2005 totaled $292,385, $131,454, and $120,715, respectively. The Bank is a beneficiary of life insurance policies that have been purchased as a method of financing the benefits under the agreements.

NOTE K – STOCK OPTIONS – The Company sponsors one compensatory incentive and non-qualified stock option plan which provides certain key employees and the Board of Directors with the option to purchase shares of common stock, and one Equity Based Compensation Plan which provides certain key employees and the Board of Directors with the award of any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Share Unit, Performance Share Award, Dividend Equivalent, or any combination thereof. In 1999, the Bank adopted a stock option plan (the 2000 plan) under which up to 360,000 shares of the Bank’s common stock may be issued to directors, officers, and key employees. In 2006, the Company adopted the 2006 Equity Based Compensation Plan (the Plan), which the maximum number of shares of common stock that may be awarded under this Plan shall not exceed 200,000 shares, including 38,200 shares rolled over from the Company’s 2000 Stock Option Plan. Option prices may not be less than 100% of the fair market value of the stock at the date of grant. Options became exercisable at the rate of 20% per year beginning at various dates and expire not more than ten years from the date of grant. The Company recognized stock-based compensation costs of $122,645 and $63,558 and related tax benefits of $18,450 and $7,193 for 2007 and 2006, respectively.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions:

	2007	2006	2005
Risk-free rates	4.65%	4.77%	3.75%
Expected volatility	20.00%	20.00%	17.00%
Expected dividened yield	1.40%	1.40%	2.10%
Expected term	6.0 years	6.0 years	6.5 years
Weighted-average grant date fair value	$6.72	$6.43	$4.47

A summary of the status of the Company’s fixed stock option plan as of December 31, 2007 and changes during the year then ended is presented below:

	December 31, 2007
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at the beginning of the year	243,176	$15.55
Granted	34,000	26.15
Exercised	(36,916)	10.23
Foreited or expired	(16,500)	23.04
Outstanding at the end of the year	223,760	17.48	6.5 years	$1,730,000
Options Exercisable	126,260	$13.04	4.9 years	$1,518,000

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005 were approximately $638,000, $539,000, and $760,000 respectively. As of December 31, 2007 there was $503,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of 2.4 years.

NOTE L – EARNINGS PER SHARE (EPS) – The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

	December 31, 2007
	Income (Numerator)	Shares (Denominator)
Net income	$3,002,819
Average shares outstanding		1,933,231
Used in Basic EPS	3,002,819	1,933,231
Dilutive effect of outstanding stock options		59,823
Used in Diluted EPS	$3,002,819	1,993,054

	December 31, 2006
	Income (Numerator)	Shares (Denominator)
Net income	$3,388,271
Average shares outstanding		1,916,253
Used in Basic EPS	3,388,271	1,916,253
Dilutive effect of outstanding stock options		98,413
Used in Diluted EPS	$3,388,271	2,014,666

	December 31, 2005
	Income (Numerator)	Shares (Denominator)
Net income	$2,746,820
Average shares outstanding		1,878,949
Used in Basic EPS	2,746,820	1,878,949
Dilutive effect of outstanding stock options		105,289
Used in Diluted EPS	$2,746,820	1,984,238

NOTE M – COMMITMENTS AND CONTINGENCIES – The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those commitments. Commitments to extend credit (such as the unfunded portion on lines of credit and commitments to fund new loans) as of December 31, 2007 and 2006 amounts to approximately $57,326,000 and $56,557,000, respectively, of which approximately $4,286,000 and $2,603,000 are related standby letters of credit, respectively. The Company uses the same credit policies in these commitments as is done for all of its lending activities. As such, the credit risk involved in these transactions is essentially the same as that involved in extending loan facilities to customers.

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

NOTE N – FAIR VALUES OF FINANCIAL INSTRUMENTS – The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets – The carrying amounts of cash, short term investments, due from customers on acceptances, and bank acceptances outstanding are considered to approximate fair value. Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks. The fair values of investment securities, including available for sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities – The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long term debt is based on rates currently available for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments – The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair values of these financial instruments are not deemed to be material.

The estimated fair value of financial instruments at December 31, 2007 and 2006 are summarized as follows:

	December 31, 2007		December 31, 2006
	Carrying Value	Market Value	Carrying Value	Market Value
Financial Assets:
Cash and cash equivalents	$7,399,412	$7,399,412	$10,139,526	$10,139,526
Investment securities	56,107,156	56,107,156	42,778,417	42,778,417
Loans receivable, net	166,619,494	167,422,617	169,680,473	170,091,100
Cash surrender value of life insurance	5,005,376	5,005,376	3,336,076	3,336,076
Federal Reserve Bank FHLB Stock	1,453,850	1,453,850	1,397,700	1,397,700
Accrued interest receivable	1,465,402	1,465,402	1,559,551	1,559,551
Financial Liabilities:
Time deposits	$71,844,194	$72,612,333	$65,917,714	$65,838,613
Other deposits	140,874,184	141,374,184	147,070,738	147,070,738
Other borrowings	5,900,000	5,900,000	—	—
Long-term debt	7,155,000	7,155,000	7,155,000	7,155,000
Accrued interest and other liabilities	1,677,551	1,677,551	1,457,716	1,457,716

NOTE O – REGULATORY MATTERS – The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain offbalance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Federal Reserve Bank (FRB) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Company’s and Bank’s actual capital amounts and ratios (dollar amounts in thousands):

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount (thousands)	Ratio	Amount (thousands)	Ratio	Amount (thousands)	Ratio
As of December 31, 2007:
Company
Total Capital (to Risk-Weighted Assets)	$29,075	14.6%	$15,912	8.0%	$19,890	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$26,147	13.2%	$7,956	4.0%	$11,934	6.0%
Tier 1 Capital (to Average Assets)	$26,147	10.5%	$9,794	4.0%	$12,243	5.0%
Bank
Total Capital (to Risk-Weighted Assets)	$27,410	13.8%	$15,888	8.0%	$19,860	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$24,482	12.3%	$7,944	4.0%	$11,916	6.0%
Tier 1 Capital (to Average Assets)	$24,482	9.9%	$9,941	4.0%	$12,427	5.0%
As of December 31, 2006:
Company
Total Capital (to Risk-Weighted Assets)	$27,872	14.4%	$14,026	8.0%	$17,533	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$24,563	12.7%	$7,013	4.0%	$10,520	6.0%
Tier 1 Capital (to Average Assets)	$24,563	10.0%	$9,794	4.0%	$12,243	5.0%
Bank
Total Capital (to Risk-Weighted Assets)	$25,575	13.1%	$15,588	8.0%	$19,485	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$22,266	11.4%	$7,794	4.0%	$11,691	6.0%
Tier 1 Capital (to Average Assets)	$22,266	9.1%	$9,777	4.0%	$12,221	5.0%

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

NOTE P – HOLDING COMPANY – On April 3, 2006 Santa Lucia Bancorp acquired all the outstanding shares of Santa Lucia Bank by issuing 1,909,837 shares of common stock in exchange for the surrender of all outstanding shares of the Bank’s common stock. There was no cash involved in this transaction. The acquisition was accounted for like a pooling of interest and the consolidated financial statements contained herein have been restated to give full effect to this transaction.

Santa Lucia Bancorp has no significant business activities other than its investment in Santa Lucia Bank and its investment and related borrowings from Santa Lucia (CA) Capital Trust as discussed in Note H. Accordingly, no separate financial information on the Company is provided.

SANTA LUCIA BANCORP

SANTA LUCIA BANCORP BOARD OF DIRECTORS
JERRY W. DECOU III	CHAIRMAN
DOUGLAS C. FILIPPONI	VICE CHAIRMAN
KHATCHIK H. ACHADJIAN
STANLEY R. CHERRY
JOHN C. HANSEN
JEAN HAWKINS
PAUL G. MOERMAN
LARRY H. PUTNAM
D. JACK STINCHFIELD

SANTA LUCIA BANCORP EXECUTIVE OFFICERS
LARRY H. PUTNAM	PRESIDENT AND CHIEF EXECUTIVE OFFICER
JOHN C. HANSEN	EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

SANTA LUCIA BANK BOARD OF DIRECTORS
JERRY W. DECOU III	CHAIRMAN
DOUGLAS C. FILIPPONI	VICE CHAIRMAN
KHATCHIK H. ACHADJIAN
STANLEY R. CHERRY
JOHN C. HANSEN
JEAN HAWKINS
PAUL G. MOERMAN
LARRY H. PUTNAM
D. JACK STINCHFIELD

SANTA LUCIA BANK

EXECUTIVE OFFICERS
LARRY H. PUTNAM	Chief Executive Officer
JOHN C. HANSEN	President and Chief Operating Officer
JAMES M. COWAN	Executive Vice President, Chief Credit Officer

SENIOR VICE PRESIDENTS
MELODEE FONTANA	Senior Vice President, Operations Administrator
ROBERT COVARRUBIAS	Senior Vice President, Manager

VICE PRESIDENTS
TERI DAVIS	Vice President, Loan Officer
SHARON SATTERTHWAITE	Vice President, Controller
LEAH T. WEST	Vice President, Manager
JIM KELLEY	Vice President, Loan Officer
MICHAEL W. McKENZIE	Vice President, Manager
LARRY WOMACK	Vice President, Loan Officer
JAMES P. BURUBELTZ	Vice President, Loan Officer
RICHARD ALLEN	Vice President, Loan Officer
JULIE A. JOSLIN	Vice President, Cashier

ASSISTANT VICE PRESIDENTS
JENNIFER BASSI GINDER	Assistant Vice President, Operations Officer
KRISTIE KELLER	Assistant Vice President, Central Operations
KIM DONALDSON	Assistant Vice President, Operations Officer
CHERYL MUMFORD	Assistant Vice President, Operations Officer
RYUN McCRORY	Assistant Vice President, Loan Officer
J. DARREN BARNES	Assistant Vice President, Loan Officer
REGINA M. SHELDON	Assistant Vice President, Loan Officer

OFFICERS
KAREN SAMPSON	Assistant Operations Officer
STELLA MARTINEZ	Operations Officer
ROBERT McCONAGHY	Loan Officer

ATASCADERO	PASO ROBLES	ARROYO GRANDE	SANTA MARIA
7480 EL CAMINO REAL	1240 SPRING STREET	1530 E. GRAND AVENUE	1825 S. BROADWAY
ATASCADERO, CA 93422	PASO ROBLES, CA 93446	ARROYO GRANDE, CA 93420	SANTA MARIA, CA 93454
805-466-7087	805-239-1140	805-473-1988	805-614-9100

MARKET MAKERS

GEORGE CROSBY, MAGUIRE INVESTMENTS – SANTA MARIA, CA	805/922-6901 or 800/244-4183
LISA GALLO, WEDBUSH MORGAN SECURITIES – LAKE OSWEGO, OR	503/675-3100 or 866/491-7828
MICHAEL S. HEDREI, HOWE BARNES HOEFER & ARNETT, INC. – SAN FRANCISCO, CA	415/538-5749 or 800/774-8723
RANDY KRUMLAND, EDWARD JONES – ATASCADERO, CA	805/466-0244 or 800/467-0244
JIM MOFFATT, MORGAN STANLEY – PASO ROBLES, CA	805/239-0920 or 800/733-0920
TREVOR MORRIS, UBS FINANCIAL SERVICES, INC. – LOS ANGELES, CA	213/972-1511 or 800/443-5203
JOEY J. WARMENHOVEN, McADAMS WRIGHT RAGEN – PORTLAND, OR	503/922-4888 or 866/662-0351