Form 10-K, Exhibit 13
period 2008-12-31
Santa Lucia Bancorp
filed 2009-03-30
CIK 1355607

Exhibit 13.1

Santa Lucia Bancorp 2008 Annual Report

Santa Lucia Bancorp
2008	7480 El Camino Real
Atascadero, California 93422

Stock Symbol – SLBA.OB

Santa Lucia Bank
7480 El Camino Real
Atascadero, California 93422

www.santaluciabank.com

Atascadero	Paso Robles	Arroyo Grande	Santa Maria
7480 El Camino Real	1240 Spring St.	1530 E. Grand Ave.	1825 S. Broadway
(805) 466-7087	(805) 239-1140	(805) 473-1988	(805) 614-9100

SANTA LUCIA BANCORP

FINANCIAL HIGHLIGHTS

As of Years Ended December 31,

The Company has two classes of stock outstanding - Common and Series A Preferred. Our common stock trades over-the-counter and is quoted on the OTC Bulletin Board under the symbol SLBA.OB. There is no active market for the Series A Preferred and all of the outstanding preferred is held by one shareholder. The information in the following table indicates the high and low bid prices of the Company’s common stock for each quarterly period during the last two years based upon information provided by the Company market makers. These prices do not include retail mark ups, mark downs or commissions, but have been adjusted to reflect the Bank’s 4-for-1 stock split that was effective June 2005.

Quarter Ended 2008	Low	High

December 31	$13.50	$19.00
September 30	14.25	21.50
June 30	20.00	24.25
March 31	23.25	25.00

Quarter Ended 2007	Low	High

December 31	$23.25	$26.25
September 30	25.00	29.00
June 30	26.00	28.99
March 31	26.00	29.00

Larry H. Putnam
Retiring President and Chief Executive Officer

With Thanks and Appreciation

I write these comments with mixed feelings. My anticipation has been building over the last several years as we developed and implemented our management succession plan. Santa Lucia Bank is like a family to me and not being involved on a daily basis will be a big change and will definitely be missed.

My decision to retire at the end of 2008 was initiated several years ago by some health issues and a desire to retire while young enough to enjoy my hobbies and family. I look forward to spending more time with my wife Linda, and our children and seven grandchildren.

This transition time has allowed me the opportunity to fully reflect on this great organization that is comprised of the very best. Our Shareholders, Customers, Directors, Officers and Employees stand well above any that I have ever witnessed or experienced in my 40+ years in banking.

My association with Santa Lucia Bancorp and Santa Lucia Bank for the past 23 years has given me more joy and satisfaction than I ever expected. It is hard to believe how fast the time has passed, but that happens when you are doing what you love and are surrounded by great people in a great community. These relationships are beyond comprehension and will be treasured and remembered forever.

I look forward to my continued role as a Director of both Santa Lucia Bancorp and Santa Lucia Bank. It is an honor to serve as a Director of these two great organizations as we continue to grow. I want to thank you all for your support and trust over the years. My association with each of you has enriched my life in many ways. Thanks for the ride.

Clockwise From Above - Executive Committe from 1985 - 1996 Bill Reuck, Larry Putnam and Stan Cherry.

Larry Putnam, Jerry DeCou and Stan Cherry 1985.

Jerry DeCou, Larry Putnam and Stan Cherry at the Santa Maria Office Opening December 2002.

Ground Breaking for the Atascadero Office 1987.

Santa Lucia Bancorp

Message from the President

Dear Shareholders, Customers and Friends,

As we say farewell and wish the very best to the retiring Larry H. Putnam, I would like to say how very honored I am to be appointed the new President and Chief Executive Officer of Santa Lucia Bank and Santa Lucia Bancorp. I have had the pleasure of knowing Larry for the past 36 years and have enjoyed working with him for 22 of those years including the past 13 right here at Santa Lucia Bank. I joined Santa Lucia Bank in July of 1995 with the merger of Central Coast National Bank where I was President and Chief Executive Officer. We all consider Larry a special friend and wish him the very best in his retirement years.

As we close the books on 2008, we reflect back on one of the most challenging years that I can remember in my banking career. The disruption in the overall financial system affects each and every one of us in various ways. At Santa Lucia Bank, we continue to build upon the strong foundation that we have created over the past 23 years.

John C. Hansen, President and Chief Executive Officer

Even though our net profit is lower than the previous year, we are still proud of our achievement considering the 400 basis point drop in the bank’s prime lending rate over the past year. Net Profit decreased 62.1% or $1,863,915 from $3,002,819 as of December 31, 2007 to $1,138,904 for the same period in 2008.

Deposits continued to be a struggle in 2008 due to the current economic conditions coupled with the tremendous competition for deposits among the local banks. We were pleased that deposits remained relatively stable with only a slight decrease of 0.2% or $401,780 from $212,718,378 as of December 31, 2007 to $212,316,598 for the same period in 2008.

We have not changed our lending practices or requirements in any significant way since we opened our doors in 1985. The excellent growth in loans during 2008 indicates the commitment that the Company has to support the communities that we serve. The Company increased gross loans by 12.2% or $20,684,824 from $168,968,762 as of December 31, 2007 to $189,653,586 as of December 31, 2008. During these troubled times we are pleased to announce that our non-performing loans decreased 25.8% from $2,175,694 as of December 31, 2007 to $1,613,647 as of December 31, 2008.

Santa Lucia Bancorp’s Board of Directors. Standing left to right—John C. Hansen, President and Chief Executive Officer, Jerry W. DeCou III, Chairman of the Board, Larry H. Putnam, Retiring President and Chief Executive Officer, Douglas C. Filipponi, Vice Chairman.

Seated left to right—Paul G. Moerman, D. Jack Stinchfield, Jean Hawkins, Stanley R. Cherry and Khatchik H. Achadjian.

We look forward to the challenges of 2009 and remain positive about the future. The Company has a very supportive and knowledgeable Board and a seasoned management team and staff that remains committed to providing the highest return possible to our shareholders.

On behalf of the entire Board of Directors, we extend our thanks to our shareholders for your continued support, to our customers for your business, and to our employees for their dedication to providing the highest quality service to our customers. We look forward to meeting the demanding and exciting challenges that lie ahead.

John C. Hansen
President and Chief Executive Officer

Larry H. Putnam, Retiring President and Chief Executive Officer John C. Hansen, President and Chief Executive Officer

SANTA LUCIA BANK

(a wholly owned subsidiary of Santa Lucia Bancorp)

Senior Management Team

John McNinch, John C. Hansen, James M. Cowan

JOHN C. HANSEN

President and
Chief Executive Officer

JAMES M. COWAN

Executive Vice President
Chief Administrative Officer
Chief Credit Officer

JOHN McNINCH

Executive Vice President
Credit Administrator

Eager to service your banking needs

Administrative Team

Kristie Keller, John C. Hansen, Melodee Fontana, Julie A. Joslin, Sharon Satterthwaite, Larry Womack, James M. Cowan, John McNinch

JOHN C. HANSEN
President and
Chief Executive Officer

JAMES M. COWAN

Executive Vice President
Chief Administrative Officer
Chief Credit Officer

JOHN McNINCH

Executive Vice President
Credit Administrator

MELODEE FONTANA

Senior Vice President
Operations Administrator

SHARON SATTERTHWAITE

Vice President
Controller

KRISTIE KELLER

Vice President
Central Operations

LARRY WOMACK

Vice President
Assistant Credit Administrator

JULIE A. JOSLIN

Vice President
Cashier

Atascadero Office

7480 El Camino Real, Atascadero, California

Atascadero Officer Team

Jim Kelley, Karen Sampson, Kim Donaldson, J. Darren Barnes, Teri Davis

TERI DAVIS

Vice President
Loan Officer

KIM DONALDSON

Vice President

Operations Officer

JIM KELLEY

Vice President

Loan Officer

J. DARREN BARNES

Assistant Vice President

Loan Officer

KAREN SAMPSON

Assistant Operations Officer

Paso Robles Office

1240 Spring Street, Paso Robles, California

Paso Robles Officer Team

Robert Covarrubias, Cheryl Mumford, Ryun McCrory, Joshua R. Bivin

ROBERT COVARRUBIAS

Senior Vice President
Manager

RYUN McCRORY

Vice President
Loan Officer

JOSHUA R. BIVIN

Vice President
Loan Officer

CHERYL MUMFORD

Assistant Vice President
Operations Officer

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
KHATCHIK H. ACHADJIAN
STANLEY R. CHERRY
JOHN C. HANSEN
JEAN HAWKINS
PAUL G. MOERMAN
LARRY H. PUTNAM
D. JACK STINCHFIELD

SANTA LUCIA BANCORP EXECUTIVE OFFICER
JOHN C. HANSEN	PRESIDENT AND CHIEF EXECUTIVE OFFICER
JAMES M. COWAN	EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

SANTA LUCIA BANK BOARD OF DIRECTORS
JERRY W. DECOU III	CHAIRMAN
DOUGLAS C. FILIPPONI	VICE CHAIRMAN
KHATCHIK H. ACHADJIAN
STANLEY R. CHERRY
JOHN C. HANSEN
JEAN HAWKINS
PAUL G. MOERMAN
LARRY H. PUTNAM
D. JACK STINCHFIELD

SANTA LUCIA BANK

EXECUTIVE OFFICERS
JOHN C. HANSEN	President and Chief Executive Officer
JAMES M. COWAN	Executive Vice President, Chief Admin. Officer, Chief Credit Officer
JOHN McNINCH	Executive Vice President, Credit Administrator

SENIOR VICE PRESIDENTS
MELODEE FONTANA	Senior Vice President, Operations Administrator
ROBERT COVARRUBIAS	Senior Vice President, Manager

VICE PRESIDENTS
TERI DAVIS	Vice President, Loan Officer
SHARON SATTERTHWAITE	Vice President, Controller
KRISTIE KELLER	Vice President, Central Operations
KIM DONALDSON	Vice President, Operations Officer
RYUN McCRORY	Vice President, Loan Officer
LEAH T. WEST	Vice President, Manager
JIM KELLEY	Vice President, Loan Officer
MICHAEL W. McKENZIE	Vice President, Manager
LARRY WOMACK	Vice President, Assistant Credit Administrator
JAMES P. BURUBELTZ	Vice President, Loan Officer
RICHARD ALLEN	Vice President, Loan Officer
JULIE A. JOSLIN	Vice President, Cashier
JOSHUA R. BIVIN	Vice President, Loan Officer

ASSISTANT VICE PRESIDENTS
JENNIFER BASSI GINDER	Assistant Vice President, Operations Officer
CHERYL MUMFORD	Assistant Vice President, Operations Officer
J. DARREN BARNES	Assistant Vice President, Loan Officer
REGINA M. SHELDON	Assistant Vice President, Loan Officer

OFFICERS
KAREN SAMPSON	Assistant Operations Officer
STELLA MARTINEZ	Operations Officer
ROBERT McCONAGHY	Loan Officer

ATASCADERO	PASO ROBLES	ARROYO GRANDE	SANTA MARIA
7480 EL CAMINO REAL	1240 SPRING STREET	1530 E. GRAND AVENUE	1825 S. BROADWAY
ATASCADERO, CA 93422	PASO ROBLES, CA 93446	ARROYO GRANDE, CA 93420	SANTA MARIA, CA 93454
805-466-7087	805-239-1140	805-473-1988	805-614-9100

MARKET MAKERS

GEORGE CROSBY, MAGUIRE INVESTMENTS – SANTA MARIA, CA	805/922-6901 or 800/244-4183
RANDY KRUMLAND, EDWARD JONES – ATASCADERO, CA	805/466-0244 or 800/467-0244
JIM MOFFATT, MORGAN STANLEY – PASO ROBLES, CA	805/239-0920 or 800/733-0920
TREVOR MORRIS, UBS FINANCIAL SERVICES, INC. – LOS ANGELES, CA	213/972-1511 or 800/443-5203
JOEY J. WARMENHOVEN, McADAMS WRIGHT RAGEN – PORTLAND, OR	503/922-4888 or 866/662-0351

Santa Lucia Bancorp and Subsidiary

Consolidated Selected Financial Information

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands, except per share data)
Summary of Operations:
Interest Income	$15,276	$17,719	$17,027	$13,546	$10,220
Interest Expense	3,877	4,824	3,577	1,984	1,343

Net Interest Income	11,399	12,895	13,450	11,562	8,877
Provision for Loan Loss	975	—	240	300	110

Net Interest Income After Provision for Loan Losses	10,424	12,895	13,210	11,262	8,767
Noninterest Income	1,111	1,071	1,010	1,052	1,191
Noninterest Expense	9,763	9,029	8,590	7,808	7,060

Income Before Income Taxes	1,772	4,937	5,630	4,506	2,898
Income Taxes	633	1,934	2,242	1,759	1,076

Net Income	$1,139	$3,003	$3,388	$2,747	$1,822

Cash Dividends Paid	$963	$871	$768	$730	$697

Per Share Data:
Net Income – Basic	$0.59	$1.55	$1.77	$1.46	$0.98
Net Income – Diluted	$0.58	$1.51	$1.68	$1.38	$0.94
Dividends	$0.50	$0.45	$0.40	$0.388	$0.375
Book Value	$11.21	$11.01	$9.93	$8.35	$7.42

Common Outstanding Shares:	1,923,053	1,924,873	1,928,097	1,899,543	1,861,764

Statement of Financial Condition Summary:
Total Assets	$251,880	$248,640	$240,738	$231,532	$211,684
Total Deposits	212,317	212,718	212,988	206,879	194,868
Total Net Loans	186,632	166,619	169,680	152,563	125,586
Allowance for Loan Losses	2,310	1,673	1,654	1,470	1,200
Total Shareholders’ Equity	25,551	21,189	19,137	15,866	13,807

Selected Ratios:
Return on Average Assets	0.46%	1.22%	1.42%	1.21%	0.91%
Return on Average Equity	5.19%	14.87%	19.45%	18.67%	13.71%
Average Loans as a Percentage of Average Deposits	83.84%	76.11%	79.74%	69.90%	62.77%
Allowance for Loan Losses to Total Loans	1.22%	0.99%	0.96%	0.95%	0.94%
Company:
Tier I Capital to Average Assets	11.89%	10.50%	10.00%	—	—
Tier I Capital to Risk-Weighted Assets	14.41%	13.20%	12.70%	—	—
Total Capital to Risk-Weighted Assets	15.92%	14.60%	14.40%	—	—

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

Management’s Discussion and Analysis and Results of Operations

Certain statements contained in this report, including, without limitation, statements containing the words “believes”, “anticipates”, “intends”, “expects”, and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which the Company operates, the ongoing financial crisis in the United States and California, and bank regulatory and government response thereto, demographic changes, competition, fluctuations in interest rates, changes in business strategy or developmental plans, changes in governmental regulations, credit quality, the availability of capital to fund the expansion of the Company’s business, and other factors referenced in the Company’s reports filed pursuant to the Exchange Act. Given these uncertainties, shareholders are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

This discussion should be read in conjunction with the Company’s audited financial statements and notes thereto which appear elsewhere in this report.

Overview

The following sections set forth an analysis of the significant operating changes, business trends, financial condition, earnings, capital position and liquidity that have occurred in the three-year period ended December 31, 2008.

Consolidated Results of Operations

In 2008 the Company recorded earnings of $1,139,000, which reflects a decrease of $1,864,000 or 62.1% over the previous year. In 2007, earnings were $3,003,000, a decrease of 11.4% from 2006’s earnings of $3,388,000, which reflected an increase of 23.3% from earnings posted in 2005. Basic earnings per share in 2008 were $0.59 compared with $1.55 and $1.77 for 2007 and 2006, respectively. This reflects a decrease from 2007 to 2008 of 61.9% and 12.4% from 2007 to 2006. The earnings per share (diluted) for 2008, 2007, and 2006 were $0.58, $1.51, and $1.68, respectively, a 61.6% decrease from 2007 to 2008 and 10.1% from 2007 to 2006. The Company paid cash dividends on its common shares totaling $0.50 per share during 2008 compared to $0.45 paid in 2007 and $0.40 paid in 2006. Return on average shareholder’s equity was 5.2% in 2008 compared to 14.9% in 2007 and 19.5% in 2006. Return on average assets was 0.46% in 2008 compared to 1.22% in 2007 and 1.42% in 2006.

The decrease in the Company’s net earnings from 2007 to 2008 was primarily due to a 400 basis point decrease in the prime lending rate during 2008.

The Company believes that the local economies, in which it operates, Atascadero, Paso Robles, Arroyo Grande, and Santa Maria are starting to show signs of economic stress. Competition for deposits continues to be very strong both from traditional sources as well as alternative investments such as mutual funds, money market accounts and the stock market. The slow down in the local economy is primarily attributable to the lower average balances maintained in our customers accounts.

Net Interest Income

Net interest income is the Company’s largest source of operating income and is derived from interest and fees received on interest earning assets, less interest expense incurred on interest bearing liabilities. The most significant impact on the Company’s net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest earning assets and interest bearing liabilities. The volume of loans, investment securities and other interest earning assets, compared to the volume of interest bearing deposits and indebtedness, combined with the spread, produces changes in the net interest income between periods despite an increase of $20,000,000 in loans and approximately $18,000,000 reduction in Securities.

Interest income decreased $2,443,000 or 13.8% in 2008 from $17,719,000 in 2007 to $15,276,000 in 2008. This is compared to an increase of $692,000 or 4.1% from 2006 to 2007 and an increase of $3,481,000 or 25.7% from 2005 to 2006. The decrease in 2008 was primarily due to the 400 basis point drop in the prime lending rate.

Total interest and fees produced a 6.8% yield on average earning assets for 2008, 8.1% for 2007 and 8.1% in 2006. The average loan to deposit ratio for 2008 was 83.84%, which represents an increase of 10.2% over the 76.11% average for 2007 and a decrease of 4.6% over the 79.7% average for 2006.

Total interest expense decreased $947,000 or 19.6% from $4,824,000 in 2007 to $3,877,000 in 2008 compared to an increase of $1,247,000 or 34.9% from 2006 to 2007. The decrease in total interest expense in 2008 was due to decreasing interest rates for all deposit categories. The rate paid on interest-bearing liabilities decreased 83 basis points from 3.41% in 2007 to 2.58% in 2008.

Net interest margin decreased 87 basis points from 5.92% in 2007 to 5.05% in 2008. As noted above, this decrease was primarily caused by the 400 basis point drop in the prime lending rate which triggered a small reduction in deposit rates.

The following table shows the composition of average earning assets and average interest-bearing liabilities, average yields and rates, and the net interest margin for the years ended December 31, 2008, 2007 and 2006. Nonaccrual loans are included in the calculation of the average balances of loans, and nonaccrued interest is excluded.

	Year Ended December 31
	2008			2007			2006
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(dollars in thousands)
Assets:
Loans	$177,988	$12,994	7.30%	$163,741	$15,031	9.18%	$169,139	$15,397	9.10%
Investment securities	46,440	2,258	4.86%	49,024	2,438	4,97%	38,573	1,485	3.85%
Federal funds sold	1,309	24	1.83%	4,954	250	5.05%	2,941	145	4.93%
Total average interest-earning assets	225,737	15,276	6.77%	217,719	17,719	8.14%	210,653	17,027	8.08%
Other assets	26,120			29,278			28,808
Less allowance for loan losses	(1,739)			(1,707)			(1,593)
Total average assets	$250,118			$245,290			$237,868

Liabilities and Shareholders’ Equity:
Interest-bearing demand - NOW	$12,636	$41	0.32%	$13,391	$55	0.41%	$14,696	$38	0.26%
Money Market	26,070	541	2.08%	24,929	722	2.90%	24,103	503	2.09%
Savings	26,166	88	0.34%	27,076	289	1.07%	28,074	222	0.79%
Time certificate of deposits	71,671	2,605	3.63%	68,019	3,157	4.64%	55,853	2,316	4.15%
Total average interest-bearing deposits	136,543	3,275	2.40%	133,415	4,223	3.17%	122,726	3,079	2.51%

Short-term borrowings	6,612	191	2.89%	1,059	51	4.82%	1,356	65	4.79%
Long-term borrowings	7,160	411	5.78%	7,155	550	7.69%	5,465	433	7.92%
Total interest-bearing liabilities	150,261	3,877	2.58%	141,629	4,824	3.41%	129,547	3,577	2.76%
Demand deposits	75,752			81,714			89,383
Other liabilities	2,170			1,749			1,515
Sharholder’s equity	21,935			20,198			17,423
Total average liabilities and shareholders’ equity	$250,118			$245,290			$237,868
Net interest income		$11,399			$12,895			$13,450
Net interest margin			5.05%			5.92%			6.38%

The Company’s net yield on interest-earning assets is affected by changes in the rates earned and paid and the volume of interest-earning assets and interest-bearing liabilities. The impact of changes in volume and rate on net interest  income are shown in the following table:

	Year Ended December 31, 2008			Year Ended December 31, 2007
	over			over
	Year Ended December 31, 2007			Year Ended December 31, 2006
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Change in (000’s)			Change in (000’s)
	Volume	Rate	Change	Volume	Rate	Change
Interest-bearing Assets:
Net Loans	1,228	(3,265)	(2,037)	(495)	129	(366)
Investment Securities	(127)	(53)	(180)	459	494	953
Federal funds sold	(121)	(105)	(226)	102	3	105
Interest-earning deposits	—	—	—	—	—	—
Total interest income	980	(3,423)	(2,443)	66	626	692
Interest-bearing Liabilities:
Interest bearing demand - NOW	(3)	(11)	(14)	(3)	20	17
Money Market	32	(213)	(181)	18	201	219
Savings	(1)	(200)	(201)	—	67	67
Time Certificates of deposit	163	(715)	(552)	542	299	841
Short-term borrowings	167	(27)	140	(14)	—	(14)
Long-term borrowings	16	(155)	(139)	16	101	117
Total interest expense	374	(1,321)	(947)	559	688	1,247
Interest differential or net interest income	$606	$(2,102)	$(1,496)	$(493)	$(62)	$(555)

Noninterest Income

Noninterest income totaled $1,111,000 compared to $1,071,000 for the same period in 2007. That represents an increase of $40,000 or 3.7%. The increase was primarily due to the sale of $5,500,000 in mortgage backed securities in the first quarter of 2008 which created a net gain of $108,000. The mortgage backed securities were sold to increase liquidity for the anticipated loan funding during the second and third quarters of 2008.

Service charges on deposit accounts totaled $554,000, which represents a decrease of $29,000 or 5.0% over the same period in 2007. The decrease in services charges was primarily due to the decrease in non sufficient fund fees collected.

Other noninterest income totaled $557,000 compared to $488,000 for the same period in 2007. That represents an increase of $69,000 or 14.1%. The increase was primarily due to the sale of $5,500,000 in mortgage backed securities in the first quarter of 2008 which created a net gain of $108,000.

Refer to the “Statement of Earnings” for a breakdown of noninterest income.

Noninterest Expense

Noninterest expense increased $734,000 or 8.1% in 2008 over 2007 from $9,029,000 to $9,763,000 as compared to an increase of $439,000 or 5.1% in 2007 over 2006. The overall increase can be largely attributed to the continued growth of the Company.

Salaries and related expenses increased $391,000 or 7.4% from $5,259,000 in 2007 to $5,650,000 in 2008 compared to an increase of $516,000 or 10.9% between 2006 and 2007. This increase is attributed to the addition of a new senior credit administrator and normal salary and benefit related increases.

Occupancy expense for the year ended December 31, 2008 totaled $652,000, which reflects an increase of $24,000 or 3.8% over the same period in 2007. This was primarily due to an increase in maintenance and repair costs coupled with rising utility costs.

Equipment expense for the year ended December 31, 2008 totaled $669,000, which reflects an increase of $3,000 or 0.5% over the same period in 2007.

Professional services for the year ended December 31, 2008 totaled $601,000, which reflects an increase of $174,000 or 40.8% over the same period in 2007. This was primarily due to the increases in legal fees related to the collection of non-accrual loans.

Data processing expense for the year ended December 31, 2008 totaled $505,000, which reflects an increase of $16,000 or 3.3% from the same period in 2007. This was primarily due to a 3.5% increase in contracted fees with our data processing service company coupled with the continued growth of the Company.

Office expenses increased $30,000 from $362,000 in 2007 to $392,000 in 2008.

Regulatory assessment fees for the year ended December 31, 2008 were $168,000, which reflects an increase of $104,000 or 162.5% over the same period in 2007. This was primarily due to the Federal Deposit Insurance Reform Act of 2005, which allowed the Bank to receive a one-time initial assessment credit to recognize its past contributions to the insurance fund. The Bank’s one-time assessment credit was $91,592. The Bank’s assessment credit was fully used by March 2008.

Messenger and courier expenses decreased $34,000 or 21.7% from $157,000 in 2007 to $123,000 in 2008. This decrease was due to the elimination of a messenger run to Los Angeles when the Bank switched to electronic cash letters.

Other expense increased $23,000 or 10.2% from $225,000 in 2007 to $248,000 in 2008. This increase was due to additional loan related expenses associated with the collection of nonaccrual loans.

The Company’s efficiency ratio for 2008 was 78.0%. This represents a decrease from the 2007 efficiency ratio of 64.7%, which was a decrease from the 2006 ratio of 60.4%. The increase in the efficiency ratio was primarily due to the 11.6% decrease in net interest income coupled with an 8.1% increase in non interest expense.

Refer to the “Statement of Earnings” for a breakdown of noninterest expense.

Income Taxes

The provision for income tax was $633,000 in 2008, $1,934,000 in 2007 and $2,242,000 in 2006. The effective tax rate was 35.7% in 2008 as compared to 39.1% in 2007 and 39.9% in 2006.

Financial Condition

In 2008, the Company’s consolidated total assets increased to $251,880,000 compared to $248,640,000 in 2007 and $240,738,000 in 2006 for increases of 1.3%, 3.3% and 4.0% respectively.

Total deposits decreased $401,000 to $212,317,000 compared to $212,718,000 in 2007 and $212,988,000 in 2006 for a decrease of 0.2% for 2008, compared to a decrease of 0.1% and 3.0% for 2007 and 2006 respectively. The slight decrease in deposits appears to be directly related to the current economic cycle that we are experiencing. During 2008, the Bank increased the total number of deposit relationships, however the average balance for those relationships steadily declined throughout the year causing the decrease in deposits.

Securities available for sale totaled $38,470,000 at December 31, 2008, compared to $56,107,000 at December 31, 2007 and $42,778,000 at December 31, 2006. This represents a decrease of $17,637,000 over December 31, 2007. The decrease in securities was primarily due to the shifting of funds due to the increase in loan demand coupled with the sale of $5,500,000 in mortgage backed securities to created liquidity for funding loans.

Loan Portfolio

Total loans outstanding averaged $177,988,000 in 2008 compared to $163,741,000 in 2007. This represents an increase of $14,247,000 or 8.7% in 2008 compared to a decrease of $5,398,000 or 3.2% in 2007. Actual net loans at December 31, 2008 equaled $186,632,000 for an increase of $20,013,000 or 12.0% over 2007.

The following table sets forth the amount of total loans outstanding in each category for the years indicated:

	Year Ended December 31
	2008	2007	2006	2005	2004
	(dollars in thousands)
Commercial	$41,478	$38,017	$36,407	$34,139	$32,797
Real Estate – construction	52,389	47,819	55,307	52,696	29,707
Real Estate – other	94,372	81,895	78,757	66,390	63,433
Consumer	1,415	1,237	1,604	1,533	1,570
Total gross loans	189,654	168,968	172,075	154,758	127,507
Less: unearned fees	(712)	(676)	(741)	(725)	(721)
Less: allowance for loan losses	(2,310)	(1,673)	(1,654)	(1,470)	(1,200)
Total net loans	$186,632	$166,619	$169,680	$152,563	$125,586
Weighted average yield on loans for the year	7.3%	9.2%	9.1%	8.1%	7.3%

The following table sets forth the amount of total gross loans outstanding at December 31, 2008 by contractual maturity date:

		After One
	One Year	Year Through	After
	or Less	Five Years	Five Years	Total
	(dollars in thousands)
Commercial	$23,580	$10,244	$7,654	$41,478
Real Estate – construction	36,269	12,396	3,724	52,389
Real Estate – other	1,849	9,103	83,420	94,372
Consumer	884	317	214	1,415
	$62,582	$32,060	$95,012	$189,654

A significant portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2008, real estate served as the principal source of collateral with respect to 77.4% of the Company’s loan portfolio. A decline in current economic conditions has had an adverse effect on the demand for new loans even as rates continue to decline. It is also understood that the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by the Company, could affect the Company’s financial condition and results of operations in general and the market value of the Company’s common stock. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company’s financial condition.

Real estate construction and other real estate loans equaled $146,761,000 or 77.4% of the total loan portfolio and $129,714,000 or 76.8% of the total loan portfolio at December 31, 2008 and 2007, respectively. Other real estate loans are comprised of loans to individuals for their businesses, consumer real estate loans including home equity lines of credit and loans for farmland, including vineyards. The Company has known for some time that it has a concentration in commercial real estate loans. As a means to more closely monitor this concentration, the Company has instituted the use of NAICS codes to monitor industry trends within its commercial real estate portfolio. As of December 31, 2008, the Company had $82,210,000 or 43.0% of its loans in commercial real estate. Of this number, $48,175,000 or 59.0% is commercial real estate for owners use. No industry type exceeds 10.0% of total loans. The remaining $34,035,000 or 41.0% is commercial real estate for non-owners use. Commercial real estate loans for non-owners use as a percentage of total loans equates to 18.0%. We watch the commercial real estate loans for non-owners use along with changes within our owners use very closely and are familiar with the individuals and projects and at this time we do not foresee any problems or undue risk in this segment of our portfolio. Total real estate loans increased $17,047,000 or 13.1% in 2008 over 2007 compared to a decrease of $4,350,000 or 3.1% in 2007 over 2006. The increase is spread throughout construction of residential units held for sale, construction of commercial properties and commercial income properties. The Company has seen a significant decrease in the number of residential construction loans, due to the softening in the real estate market. The Company has loans to customers with a long history of successful developments in our market areas, as well as a long-term relationship with Santa Lucia Bank. The Company has experience and knowledge in construction lending and does not feel that there is any undue risk to the Company. These loans are secured by real estate, and in general, do not exceed 75% of the appraised value on commercial residential real estate or 80% on an individual’s personal residence.

The Company makes commercial loans to small and mid-size businesses for various reasons, including working capital, inventory and equipment. Commercial loans equaled $41,478,000 or 21.9% of the total loan portfolio and $38,017,000 or 22.5% of the total loan portfolio at December 31, 2008 and 2007, respectively. Commercial loans increased $3,461,000 or 9.1% from 2007 to 2008 compared to an increase of $1,610,000 or 4.4% in 2007 over 2006.

It has always been a part of our business banking practice to loan to small businesses for their facilities as well as their other business needs.

Consumer and other loans equaled $1,415,000 or 0.8% of the total loan portfolio at December 31, 2008 compared to $1,237,000 or 0.7% at December 31, 2007. Consumer loans increased $178,000 or 14.4% in 2008 over 2007 compared to a decrease of $367,000 or 22.9% in 2007 over 2006.

The Company had undisbursed loans totaling $57,268,000, $57,326,000, and $56,557,000 as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively. Standby Letters of Credit accounted for $3,106,000, $4,286,000 and $2,603,000 of the undisbursed loans as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively. The Company uses the same credit policies in making these commitments as is done for all of its lending activities. As such, the credit risk involved in these transactions is the same as that involved in extending loan facilities to customers.

Loans with maturities greater than one year at December 31, 2008 include approximately $11,291,000 of fixed rate loans or 6.0% of the total loan portfolio compared to $7,704,000 or 4.6% of the total loan portfolio as of December 31, 2007 and $11,060,000 or 6.4% of the total loan portfolio as of December 31, 2006. The balance of the loans that have maturities of one year or less, or are variable rate loans at December 31, 2008 totaled $147,856,000 or 78.0% compared to $161,265,000 or 95.4% as of December 31, 2007 and $161,015,000 or 93.6% as of December 31, 2006. The $69.3 million in other real estate loans with five years or greater maturities are primarily owner occupied commercial properties. The Company has attempted to lengthen the maturities of loans in its portfolio to add additional stability to the loan portfolio.

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

The composition of nonperforming loans as of the end of the last five fiscal years is summarized in the following table:

	Year Ended December 31
	2008	2007	2006	2005	2004
	(dollars in thousands)
Nonaccrual loans:
Commercial	$714	$113	$—	$—	$—
Real estate	900	2,062	—	135	758
Consumer	—	—	—	—	—
Total	1,614	2,175	—	135	758
Loans 90 days or more past due and still accruing:
Real estate	—	—	—	—	—
Consumer	—	—	—	—	—
Commercial	—	—	550	—	—
Total	—	—	550	—	—
Total nonperforming loans:	1,614	2,175	550	135	758
OREO	—	—	—	—	—
Total nonperforming assets:	$1,614	$2,175	$550	$135	$758
Nonperforming assets as a percentage of total gross loans	0.85%	1.29%	0.32%	0.09%	0.59%
Nonperforming assets as a percentage of total assets	0.64%	0.87%	0.23%	0.06%	0.36%
Allowance for loan losses to nonperforming loans	143.12%	76.92%	300.73%	1088.89%	158.31%

The Company had three nonperforming loans totaling $1,614,000 as of December 31, 2008, compared to one nonperforming loan totaling $2,175,000 at December 31, 2007 and one nonperforming loan totaling $550,000 at December 31, 2006.

The first loan is for $900,000 and is secured by unimproved real estate. The guarantors are financially strong and overall potential for loss is felt to be minimal. The second loan is for $581,368 and is secured by a 1st Trust Deed on a single family residence and loss potential is felt to be nominal. The third loan is for $132,278 and is secured by equipment and the Bank feels that there is some loss potential with this credit.

There were no significant loans that were current as of December 31, 2008, where serious doubt existed as to the ability of the borrower to comply with the present loan repayment terms or that represent a “troubled debt restructuring.”

The Company had no “Other Real Estate Owned” (OREO) property as of December 31, 2008.

The Company experienced net charge-offs (recoveries) of $338,000, ($19,000) and $56,000 in 2008, 2007 and 2006 respectively.

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

The following table summarizes the allocation of the allowance for loan losses by type for the years indicated and the percent of loans in each category to total loans:

	Year Ended December 31
	2008		2007		2006		2005		2004
	(dollars in thousands)
	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent
Commerical	$696	21.87%	$525	22.50%	$495	21.16%	$536	22.06%	$502	25.72%
Real Estate - construction	483	27.62%	229	28.30%	126	32.14%	118	34.05%	71	23.30%
Real Estate - other	1,073	49.76%	572	48.47%	362	45.77%	274	42.90%	281	49.75%
Consumer	39	0.75%	32	0.73%	38	0.93%	36	0.99%	39	1.23%
Unallocated	19	n/a	315	n/a	633	n/a	506	n/a	307	n/a
Total	$2,310	100.00%	$1,673	100.00%	$1,654	100.00%	$1,470	100.00%	$1,200	100.00%

The Company increased the provision for loan loss $975,000 during the twelve month period ending December 31, 2008 compared to no provision during the same period in 2007. The primary reason for this is to support the 12.2% growth in the loan portfolio coupled with additional reserves that the Company has taken for loans that are on non-accrual and those loans charged off in 2008.

Management views the allowance for loan losses of $2,310,000 or 1.22% of total loans as of December 31, 2008 to be adequate after considering the above factors. This allowance is compared to $1,673,000 or .99% in 2007 and $1,654,000 or .96% in 2006. However, there can be no assurance that in any given period the Company will not sustain charge-offs that are substantial in relation to the size of the allowance.

The activity in the allowance for possible loan losses as of the end of the last five fiscal years is summarized in the following table:

	Year Ended December 31
	2008	2007	2006	2005	2004
	(dollars in thousands)
Outstanding loans:
Average for the year (net)	$177,988	$163,741	$169,139	$145,195	$115,255
End of the year (net)	186,632	166,619	169,680	152,563	125,586
Allowance for loan losses:
Balance at beginning of year	$1,673	$1,654	$1,470	$1,200	$1,112
Actual charge-offs:
Commercial	308	51	77	43	22
Real estate	—	—	—	—	—
Consumer	31	—	—	—	—
All other (including overdrafts)	13	10	6	3	1
Total charge-offs	352	61	83	46	23
Less Recoveries:
Commercial	12	4	26	15	—
Real estate	—	76	—	—	—
Consumer	—	—	—	—	—
All other (including overdrafts)	2	—	1	1	1
Total recoveries	14	80	27	16	1
Net loan charge-offs (recoveries)	338	(19)	56	30	22
Provision for loan loss	975	—	240	300	110
Balance at end of period	$2,310	$1,673	$1,654	$1,470	$1,200
Ratios:
Net loan charge-offs (recoveries) to average loans	0.19%	-0.01%	0.03%	0.02%	0.02%
Allowance for loan losses to end of year loans	1.22%	0.99%	0.96%	0.95%	0.94%
Net loan charge-offs (recoveries) to allowance for loan losses	14.63%	-1.14%	3.39%	2.04%	1.83%
Net loan charge-offs (recoveries) to provision charged to operating expense	34.67%	0.00%	23.33%	10.00%	20.00%

Investment Securities

The average balance of Federal Funds Sold (overnight investments with other banks) was $1,309,000 in 2008, $4,954,000 in 2007, and $2,941,000 in 2006. These investments are maintained primarily for the short-term liquidity needs of the Company. The major factors influencing the levels of required liquidity are the loan demand of the Company’s customers and fluctuations in the Company’s deposits. The Company’s loan-to-deposit ratio averaged 83.8% in 2008, compared to 76.1% in 2007, and 79.7% in 2006.

Average total investment securities decreased by $2,584,000 or 5.3% during 2008, compared to an increase of $10,451,000 or 27.1% in 2007. The decrease in securities was primarily due to the shifting of funds due to the increase in loan demand coupled with the sale of $5,500,000 in mortgage backed securities to created liquidity for funding loans. The aggregate market value of the investment portfolio was $847,000 over the amortized cost as of December 31, 2008. As of December 31, 2008, the Company had the ability and intent to hold securities to maturity and saw a significant market value increase of $513,000 over 2007. It is the Company’s policy not to engage in securities trading transactions. There are no investments in the portfolio deemed to be permanently impaired. The Company has classified all of its investment securities as available for sale. The exposure to sub prime loans in the Mortgage-Backed securities portfolio is minimal due to the fact these securities are guaranteed by United States Government Agencies and, as such, can be viewed as having credit risk comparable to United States Treasury securities.

	December 31
	2008				2007
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Estimated Fair Value
Securities available for sale:
U.S. Government and Agency securities	$16,093,125	$565,115	$—	$16,658,240	$24,097,314	$243,699	$—	$24,341,013
State and Political Subdivisions	5,742,575	49,245	(51,056)	5,740,764	6,527,226	30,399	(50,333)	6,507,292
Mortgage-Backed Securities	15,787,914	345,063	(61,505)	16,071,472	25,148,131	207,770	(97,050)	25,258,851
Total	$37,623,614	$959,423	$(112,561)	$38,470,476	$55,772,671	$481,868	$(147,383)	$56,107,156

The amortized cost, estimated fair value, and weighted average yield for investment securities available for sale based on maturity date are set forth in the table below. The weighted average yield is based on the amortized cost of the securities using a method that approximates the level yield method:

	December 31,
	2008			2007
			Weighted			Weighted
	Book	Market	Average	Book	Market	Average
	Value	Value	Yield	Value	Value	Yield
Available-for-Sale Securities:
U.S. Government and Agency Securities
One Year or Less	$4,103,572	$4,216,776	5.11%	$8,002,724	$8,026,354	5.27%
One to Five Years	11,989,553	12,441,464	5.05%	14,094,590	14,310,616	5.07%
Five to Ten Years	—	—	0.00%	2,000,000	2,004,043	5.00%
Over Ten Years	—	—		—	—
Total U.S. Agency	16,093,125	16,658,240	5.06%	24,097,314	24,341,013	5.13%
State and Political Subdivisions:
One Year or Less	2,017,532	2,028,376	4.57%	1,061,296	1,070,745	6.23%
One to Five Years	1,482,818	1,493,854	6.02%	3,020,931	2,998,510	4.99%
Five to Ten Years	2,242,225	2,218,534	6.17%	2,444,999	2,438,037	6.26%
Over Ten Years	—	—		—	—
Total State & Political Subdivisions	5,742,575	5,740,764	5.57%	6,527,226	6,507,292	5.67%
Mortgage Backed Securities:
One Year or Less	3,797,529	3,830,610	4.35%	3,430,820	3,441,374	4.70%
One to Five Years	6,763,493	6,876,346	4.65%	14,849,863	14,894,034	4.66%
Five to Ten Years	2,069,490	2,135,980	5.05%	3,869,173	3,907,814	5.05%
Over Ten Years	3,157,402	3,228,536	5.08%	2,998,275	3,015,629	4.90%
Total Mortgage Backed Securities	15,787,914	16,071,472	4.72%	25,148,131	25,258,851	4.75%
Total Available-for-Sale Securities	$37,623,614	$38,470,476	5.00%	$55,772,671	$56,107,156	5.02%

Deposits

Total average deposits decreased $1,834,000 or 1.3% during 2008, compared to an increase of $3,020,000 or 1.4% in 2007 and an increase of $4,391,000 or 2.1% in 2006. Average noninterest-bearing deposits decreased $5,962,000 or 7.3% in 2008, compared to a decrease of $7,669,000 or 8.6% in 2007 and an increase of $1,017,000 or 1.2% in 2006. Average interest-bearing deposits increased $3,128,000 or 2.3% in 2008 compared to an increase of $10,689,000 or 8.7% in 2007 and an increase of $3,374,000 or 2.8% in 2006.

The chart below indicates a shift in noninterest bearing demand deposits along with lower interest-bearing deposits (NOW, Money Market and Savings) to higher interest rate Time Certificates of Deposit. This appears to be a trend that is common throughout the local banking industry and is expected to continue in 2009. It was management’s strategy to retain and attract deposits to offset loss of funds to non-bank competition. Management believes the decrease in total average deposits is not due to the loss of accounts but is attributed to lower average balances held in the accounts.

The following table summarizes the distribution of average deposits and the average rates paid for the period indicated:

	December 31
	2008		2007		2006
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Noninterest-bearing demand deposits	$75,752	0.00%	$81,714	0.00%	$89,383	0.00%
Money Market Accounts	26,070	2.08%	24,929	2.90%	24,103	2.09%
NOW accounts	12,636	0.32%	13,391	0.41%	14,696	0.26%
Savings deposits	26,166	0.34%	27,076	1.07%	28,074	0.79%
Time deposits of $100,000 or more	39,021	3.62%	39,242	4.67%	29,800	4.21%
Other time deposits	32,650	3.66%	28,777	4.60%	26,053	4.08%
Total deposits	$212,295	1.54%	$215,129	1.96%	$212,109	1.45%

The remaining maturities of the Company’s certificates of deposit in the amount of $100,000 or more as of December
31, 2008 are indicated in the table below. Interest expense on these certificates of deposit totaled $1,411,000 in 2008:

Deposits Maturing in	December 31, 2008
Three months or less	$16,157,031
Over three months through six months	6,906,878
Over six months through twelve months	12,265,698
Over twelve months	2,563,862
Total	$37,893,469

Capital

The Bank is required to maintain a minimum leverage-capital ratio of Tier I (as defined to total assets based on the Bank’s ratings under the regulatory rating system. At the end of 2008, all Bank capital ratios were above all current Federal capital guidelines for a “well capitalized” bank. As of December 31, 2008 the regulatory total capital to risk-weighted assets ratio was 15.17% compared to 13.8% as of December 31, 2007 and 13.1% as of December 31, 2006. The regulatory Tier I capital to risk-weighted assets ratio was 13.7% on December 31, 2008 compared to 12.3% on December 31, 2007 and 11.4% as of December 31, 2006. The regulatory Tier I capital to average assets ratio was 11.4% as of December 31, 2008 compared to 9.9% as of December 31, 2007 and 9.1% as of December 31, 2006.

The increase in the capital ratios for 2008 was primarily due to the Company’s participation in the United States Treasury’s Capital Purchase Program. The Company entered into a Letter Agreement on December 19, 2008 with the United States Department of Treasury, where the Company agreed to issue and sell 4,000 shares of the Company’s Preferred Stock and a warrant to purchase 37,360 shares of the Company’s Common Stock for an aggregate purchase price of $4,000,000 in cash. The Preferred Stock will qualify as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. It is the Company’s present intention to repay the capital within the five year time frame. The warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price equal to $16.06 per share of the Common Stock.

The factors that led the Company to the decision to participate in the Capital Purchase Program include the following:

1.             Replace the $2,000,000 subordinated debt that will be repaid by June of 2011.

2.             Allow the Company to continue to grow and support its community.

3.             Provide for the many unknowns in the current economic environment.

Short-term Borrowings

The Bank has two borrowing arrangements with the Federal Home Loan Bank of San Francisco. The first allows the Bank to borrow up to approximately $43.6 million against which the Bank could pledge approximately $127.5 million of its real estate secured loans. The second arrangement allows the Bank to borrow up to approximately $13.1 million against which the Bank has pledged approximately $13.4 million of its investment securities.

As of December 31, 2008 the Bank had borrowed $5,000,000 under these arrangements. The $5,000,000 is a one year commitment that will mature on July 9, 2009 at a rate of 2.91%. During 2008 the bank had average short-term borrowings of $6,612,000 at an effective rate of 2.89%.

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

The following table presents the Bank’s Rate Sensitivity Gap Report as of December 31, 2008.

	0-3 months	3-12 months	1-3 years	3-5 years	Beyond	Non-Rate Sensitive	Total
	(dollars in thousands)
Interest sensitive assets:
Investment securities	$3,310	$5,530	$7,257	$14,761	$8,282	$—	$39,140
Loan receivables	78,745	32,923	53,431	22,090	2,465	—	189,654
Federal funds sold	—	—	—	—	—	—	—
Non-earning assets	—	—	—	—	—	22,210	22,210
Total assets	$82,055	$38,453	$60,688	$36,851	$10,747	$22,210	$251,004

Interest sensitive liabilities:
Demand deposits	$—	$—	$—	$—	$—	$74,926	$74,926
NOW accounts	375	1,126	3,004	3,003	5,381	—	12,889
Money Market Accounts	2,596	7,788	17,308	—	—	—	27,692
Savings deposits	934	2,801	7,470	7,470	7,781	—	26,456
Time deposits	28,617	33,981	8,331	540	134	—	71,603
Total saving and time deposits	$32,522	$45,696	$36,113	$11,013	$13,296	$74,926	$213,566
Short-term borrowing	—	5,000	—	—	—	—	5,000
Long-term borrowing	1,667	—	—	—	—	—	1,667
Non-funding liabilities and capital	—	—	—	—	—	30,771	30,771
Total liabilities and capital	$34,189	$50,696	$36,113	$11,013	$13,296	$105,697	$251,004
Interest rate sensitivity gap	$47,866	$(12,243)	$24,575	$25,838	$(2,549)

Risk Indicators from GAP Analysis:
Cumulative GAP	$47,866	$35,623	$60,198	$86,036	$83,487
Cumulative GAP (% of total assets)	19.07%	14.19%	23.98%	34.28%	33.26%

The asset liability reports indicate that the Bank has an actual dollar risk exposure of -$40,000 if interest rates fall 100 basis points. This represents a -0.4% risk to interest income.

	Interest Income and Expense Under Rate Shock
	-200bp	-100bp	0bp	+100bp	+200bp

Net Interest Income
Earnings at Risk	$(16)	$(40)	$0	$103	$333
Percent of Risk	-0.1%	-4.0%	0.00%	0.9%	3.0%
Equity Ratio	11.87%	13.42%	14.97%	16.18%	17.36%

The Company closely monitors its liquidity so that the cash requirements for loans and deposit withdrawals are met in an orderly manner. Management monitors liquidity in relation to trends of loans and deposits for short term and long-term requirements. Liquidity sources are cash, deposits with other banks, overnight Federal Fund investments, investment securities and the ability to sell loans. As of December 31, 2008, the Bank’s liquidity ratio was 20.2% compared to 25.0% at December 31, 2007 and 24.5% at December 31, 2006. The 20.2% liquidity ratio at December 31, 2008 is within the Company’s policy limit.

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

Availability of Form 10-KSB

If any shareholder would like a copy of the Company’s Annual Report on Form 10-KSB for the fiscal year ending December 31, 2008, they can be obtained without charge by sending a written request to James M. Cowan, Executive Vice President and Chief Financial Officer, P. O. Box 6047, Atascadero, California 93423.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Santa Lucia Bancorp and Subsidiary

We have audited the consolidated balance sheets of Santa Lucia Bancorp and Subsidiary (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, cash flows and shareholders’ equity for the three years ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Lucia Bancorp and Subsidiary as of December 31, 2008 and 2007, and the results of its operations and cash flows for the three years ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Laguna Hills, California

January 30, 2009

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653   Tel: 949.768.0833   Fax: 949.768.8408   www.vtdcpa.com

FRESNO  •  LAGUNA HILLS  •  PALO ALTO  •  PLEASANTON  •  RANCHO CUCAMONGA

Santa Lucia Bancorp and Subsidiary

Consolidated Balance Sheets

December 31, 2008 and 2007

ASSETS

	2008	2007

Cash and due from banks	$8,220,406	$7,399,412
Federal funds sold	—	—
TOTAL CASH AND CASH EQUIVALENTS	8,220,406	7,399,412
Securities available for sale	38,470,476	56,107,156
Loans, net	186,631,960	166,619,494
Premises and equipment, net	8,624,148	8,868,507
Deferred income tax assets	974,000	814,000
Cash surrender value of life insurance	5,194,688	5,005,357
Federal Reserve Bank and Federal Home Loan Bank stock, at cost	1,516,850	1,453,850
Accrued interest and other assets	2,246,995	2,371,999
TOTAL ASSETS	$251,879,523	$248,639,775

LIABILITIES & SHAREHOLDERS’ EQUITY

	2008	2007
Deposits
Noninterest-bearing demand	$75,155,323	$77,100,561
Interest-bearing demand and NOW accounts	12,888,894	11,996,402
Money market	26,214,153	25,440,394
Savings	26,754,057	26,336,827
Time certificates of deposit of $100,000 or more	37,893,469	38,829,793
Other time certificates	33,410,702	33,014,401
TOTAL DEPOSITS	212,316,598	212,718,378
Short-term borrowings	5,000,000	5,900,000
Long-term borrowings	6,821,644	7,155,000
Accrued interest and other liabilities	2,190,584	1,677,551
TOTAL LIABILITIES	226,328,826	227,450,929
Commitments and contingencies (Note M)	—	—
Shareholders’ equity
Preferred Stock - Series A	3,799,003	—
Common stock – no par value; 20,000,000 shares authorized; issued and outstanding: 1,923,053 shares at December 31, 2008 and 1,924,873 shares at December 31, 2007	9,894,507	9,851,392
Additional paid-in capital	676,734	358,203
Retained earnings	10,682,922	10,782,741
Accumulated other comprehensive income-net unrealized losses on available-for-sale securities, net of taxes of $349,330 in 2008 and $137,975 in 2007	497,531	196,510
TOTAL SHAREHOLDERS’ EQUITY	25,550,697	21,188,846
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$251,879,523	$248,639,775

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statements of Earnings

Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Interest income
Interest and fees on loans	$12,994,444	$15,030,928	$15,397,450
Federal funds sold	24,487	249,434	145,314
Investment securities – taxable	2,051,637	2,232,966	1,352,675
Investment securities – nontaxable	205,934	205,285	131,233
	15,276,502	17,718,613	17,026,672

Interest expense
Time certificates of deposit of $100,000 or more	1,411,081	1,833,831	1,254,951
Other deposits	1,863,907	2,389,580	1,824,577
Long-term debt and other borrowings	602,120	600,727	497,610
	3,877,108	4,824,138	3,577,138
Net interest income	11,399,394	12,894,475	13,449,534
Provision for loan losses	975,000	—	240,000
Net interest income after provision for loan losses	10,424,394	12,894,475	13,209,534

Noninterest income
Service charges and fees	554,018	583,445	615,917
Dividends on cash surrender value of life insurance	230,010	222,071	138,181
Gain on sale of investment securities	108,163	—	—
Other income	218,574	265,798	256,163
	1,110,765	1,071,314	1,010,261

Noninterest expense
Salaries and employee benefits	5,650,160	5,259,456	4,743,094
Occupancy	652,335	627,685	664,482
Equipment	669,527	666,003	691,028
Professional services	600,977	426,667	538,282
Data processing	504,688	488,636	468,211
Office expenses	391,655	362,057	359,588
Marketing	427,635	422,914	407,638
Regulatory assessments	168,090	64,436	63,851
Directors’ fees and expenses	326,792	328,801	263,444
Messenger and courier expenses	122,833	156,870	148,335
Other	248,563	225,445	241,571
	9,763,255	9,028,970	8,589,524
Earnings before income taxes	1,771,904	4,936,819	5,630,271
Income taxes	633,000	1,934,000	2,242,000
Net earnings	$1,138,904	$3,002,819	$3,388,271

Per share data:

Net earnings – basic	$0.59	$1.55	$1.77

Net earnings – diluted	$0.58	$1.51	$1.68

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash flows from operating activities:
Net earnings	$1,138,904	$3,002,819	$3,388,271
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	643,241	652,290	669,159
Provision for loan losses	975,000	—	240,000
Loss (gain) on sale of investment securities	(108,163)	—	—
Deferred income taxes	(371,000)	(201,000)	(147,000)
Dividends in cash value of life insurance	(230,010)	(222,071)	(138,181)
Other items, net	789,187	1,101,676	(1,126,265)
Net cash provided by operating activities	2,837,159	4,333,714	2,885,984

Cash flows from investing activities:
Proceeds from maturities of investment securities	12,616,836	14,202,010	18,962,594
Proceeds from sale of investment securities	5,513,276	—	—
Purchases of investment securities	—	(26,658,965)	(19,391,969)
Purchase of Federal Reserve Bank and Federal Home Loan Bank stock	—	—	(155,550)
Net change in loans	(20,987,466)	3,060,979	(17,357,365)
Purchases of bank premises and equipment	(398,882)	(262,590)	(466,782)
Purchase of life insurance	—	(1,485,000)	—
Net cash used in investing activities	(3,256,236)	(11,143,566)	(18,409,072)

Cash flows from financing activities:
Net change in deposits	(401,780)	(270,074)	6,109,373
Proceeds and tax benefit from exercise of stock options	34,390	164,275	372,781
Proceeds from Issuance of Preferred Stock, Net	3,950,000	—	—
Stock repurchases	(146,649)	(853,351)	—
Net (repayments) proceeds from borrowings	(1,233,356)	5,900,000	(345,000)
Cash dividends paid	(962,534)	(871,112)	(767,587)
Net cash provided by financing activities	1,240,071	4,069,738	5,369,567
Net increase (decrease) in cash and cash equivalents	820,994	(2,740,114)	(10,153,521)
Cash and cash equivalents at beginning of year	7,399,412	10,139,526	20,293,047

Cash and cash equivalents at end of year	$8,220,406	$7,399,412	$10,139,526

Supplemental disclosure of cash flow information:
Interest paid	$3,925,557	$4,824,138	$3,415,383

Income taxes paid	$1,130,000	$1,865,000	$2,415,000

Cashless exercise of stock options	$27,725	$120,554	$48,034

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

Consolidated Statement of Shareholders’ Equity

Years Ended December 31, 2008, 2007 and 2006

			Common Stock		Additional		Accumulated Other
	Comprehensive Income	Preferred Stock	Shares Outstanding	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income
Balance at January 1, 2006			1,899,543	$9,298,748	$—	$7,052,289	$(484,864)

Cash dividends – $0.40 per share						(767,587)
Exercise of stock options, including the realization of tax benefits of $153,000			28,554	267,815	153,000	(48,034)
Stock Option Compensation Expense					63,558
Comprehensive Income:
Net earnings for the year	$3,388,271					3,388,271
Change in unrealized loss on available-for-sale securities, net of taxes of $150,059	213,720						213,720
Total Comprehensive Income	$3,601,991

Balance at December 31, 2006			1,928,097	9,566,563	216,558	9,624,939	(271,144)

Cash dividends – $0.45 per share						(871,112)
Exercise of stock options, including the realization of tax benefits of $19,000			29,247	284,829	19,000	(120,554)
Repurchase and retirement of stock			(32,471)			(853,351)
Stock Option Compensation Expense					122,645
Comprehensive Income:
Net earnings for the year	$3,002,819					3,002,819
Change in unrealized loss on available-for-sale securities, net of taxes of $328,353	467,654						467,654
Total Comprehensive Income	$3,470,473

Balance at December 31, 2007			1,924,873	9,851,392	358,203	10,782,741	196,510

Cash dividends – $0.50 per share						(962,534)
Exercise of stock options, including the realization of tax benefits of $19,000			4,360	43,115	19,000	(27,725)
Repurchase and retirement of stock			(6,180)			(146,649)
Cumulative – effect adjustment of change in accounting for split-dollar life insurance arrangements						(101,815)
Preferred Stock – Series A		$3,799,003			150,997
Stock Option Compensation Expense					148,534
Comprehensive Income:
Net earnings for the year	$1,138,904					1,138,904
Change in unrealized gain on available-for-sale securities, net of taxes of $255,702	364,837						364,837
Less reclassification adjustment for gains included in net income, deferred of tax of $44,347	(63,816)						(63,816)
Total Comprehensive Income	$1,439,925

Balance at December 31, 2008		$3,799,003	1,923,053	$9,894,507	$676,734	$10,682,922	$497,531

The accompanying notes are an integral part of these financial statements.

Santa Lucia Bancorp and Subsidiary

NOTES TO FINANCIAL STATEMENTS

December 31, 2008, 2007 and 2006

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — The consolidated financial statements include the accounts of Santa Lucia Bancorp and its wholly owned subsidiary Santa Lucia Bank (the “Bank”), collectively referred to herein as the “Company.” All significant intercompany transactions have been eliminated.

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

Cash and Due From Banks – Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank was in compliance with the reserve requirements as of December 31, 2008 and 2007.

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

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to maturity or available-for-sale securities are recorded using the specific identification method.

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

Change in Accounting Principle – Effective January 1, 2008, the Company adopted the FASB’s Emerging Issues Task Force (or EITF) consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements”. The EITF’s consensus on this issue focuses on the accounting for arrangements in which a company has agreed to share a portion of the value of the insurance policy with the employee. These arrangements are referred to as “split-dollar” arrangements. Entities with split-dollar life insurance policies have to accrue, for years beginning after December 15, 2007, liabilities and associated expense for those insurance benefits under the same rules that apply when such benefits are provided by means other than life insurance. The provisions of the consensus were applied through a cumulative effect adjustment to retained earnings totaling $101,815.

Fair Value Measurement – Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The impact of adoption of SFAS No. 157 is not material. Applicable disclosures are presented in these consolidated financial statements.

In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) for fiscal years beginning after November 15, 2008. Major categories of assets that are recognized or disclosed at fair value for which the Company has not applied the provisions of SFAS 157 include Other Real Estate Owned, Goodwill and Intangible Assets.

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Statement 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

See Note O for more information and disclosures relating to the Company’s fair value measurements.

Reclassification – Certain reclassifications have been made in the 2007 and 2006 financial statements to conform to the presentation used in 2008. These reclassifications had no impact on the Company’s previously reported financial statements.

Continued on next page

NOTE B – INVESTMENT SECURITIES – The amortized cost, carrying value and estimated fair values of investment securities available for sale as of December 31, are as follows:

	December 31, 2008
	Amortized cost	Unrealized gains	Unrealized (losses)	Estimated fair value
U.S. Government and Agency Securities	$16,093,125	$565,115	$—	$16,658,240
States and Political Subdivisions	5,742,575	49,245	(51,056)	5,740,764
Mortgage-Backed Securities	15,787,914	345,063	(61,505)	16,071,472
	$37,623,614	$959,423	$(112,561)	$38,470,476

	December 31, 2007
	Amortized	Unrealized	Unrealized	Estimated
	cost	gains	(losses)	fair value
U.S. Government and Agency Securities	$24,097,314	$243,699	$—	$24,341,013
States and Political Subdivisions	6,527,226	30,399	(50,333)	6,507,292
Mortgage-Backed Securities	25,148,131	207,770	(97,050)	25,258,851
	$55,772,671	$481,868	$(147,383)	$56,107,156

The carrying value of investment securities pledged to secure public funds, borrowings and for other purposes as required or permitted by law amounts to approximately $13,493,000 and $14,025,000 at December 31, 2008 and 2007, respectively. During 2008 the Bank had proceeds from the sale of $5,500,000 in Mortgage Backed Securities and gross gains of $108,000. During 2007 and 2006 the Bank had no proceeds from the sale of available for sale securities.

The amortized cost and estimated fair value of debt securities at December 31, 2008, by contractual maturity, are shown below. Mortgage-backed securities are classified in accordance with their estimated lives. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations.

	Amortized	Estimated
	cost	fair value
Securities available-for-sale:
Due in one year or less	$9,918,633	$10,075,762
Due after one year through five years	20,235,864	20,811,662
Due after five years through ten years	4,311,715	4,354,514
Due after ten years	3,157,402	3,228,538
	$37,623,614	$38,470,476

The gross unrealized loss and related estimated fair value of investment securities that have been in a continuous loss position for less than twelve months and over twelve months at December 31, are as follows:

	Less than		Over
	Twelve Months		Twelve Months		Total
		Estimated		Estimated		Estimated
	Unrealized	fair	Unrealized	fair	Unrealized	fair
	losses	value	losses	value	losses	value
December 31, 2008:
U.S. Government & Agency Securities	$—	$—	$—	$—	$—	$—
States and Political Subdivisions	—	—	(51,056)	1,176,019	(51,056)	1,176,019
Mortgage-Backed Securities	—	—	(61,505)	2,414,802	(61,505)	2,414,802
	$	$	$(112,561)	$3,590,821	$(112,561)	$3,590,821

	Less than		Over
	Twelve Months		Twelve Months		Total
		Estimated		Estimated		Estimated
	Unrealized	fair	Unrealized	fair	Unrealized	fair
	losses	value	losses	value	losses	value
December 31, 2007:
U.S. Government & Agency Securities	$—	$—	$—	$—	$—	$—
States and Political Subdivisions	(22,168)	968,403	(28,165)	2,224,642	(50,333)	3,193,045
Mortgage-Backed Securities	(4,626)	2,971,470	(92,424)	7,118,850	(97,050)	10,090,320
	$(26,794)	$3,939,873	$(120,589)	$9,343,492	$(147,383)	$13,283,365

As of December 31, 2008, the Company has 10 investment securities where estimated fair market value had decreased 2.9% from amortized cost. Management evaluates investment securities for other-than-temporary impairment taking into consideration the extent and length of time the fair value has been less than cost, the financial condition of the issuer and whether the Bank has the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2008, no declines are deemed to be other than temporary.

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

As of December 31, 2008 the Bank had pledged $109 million of loans to secure the borrowing arrangements discussed in Note G.

The composition of the loan portfolio at December 31, is as follows:

	2008	2007
Real estate – construction	$52,388,923	$47,819,615
Real estate – other	94,372,099	81,895,109
Commercial	41,477,697	38,016,713
Consumer	1,414,867	1,237,325
	189,653,586	168,968,762
Deferred loan fees	(711,852)	(675,858)
Allowance for loan losses	(2,309,774)	(1,673,410)
	$186,631,960	$166,619,494

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

Transactions in the allowance for credit losses are summarized as follows:

	2008	2007	2006
Balance at beginning of year	$1,673,410	$1,653,695	$1,470,261
Provision charged to expense	975,000	—	240,000
Loans charged off	(351,983)	(60,779)	(84,002)
Recoveries on loans previously charged off	13,347	80,494	27,436
Balance at end of year	$2,309,774	$1,673,410	$1,653,695

The following is a summary of the investment in impaired loans, the related allowance for loan losses, income recognized and information pertaining to nonaccrual and past due loans as of December 31:

	2008	2007	2006
Recorded investment in impaired loans	$1,613,647	$2,175,694	$—
Related allowance for loan losses	$394,000	$144,000	$—
Average recorded investment in impaired loans	$1,528,000	$591,000	$250,000
Interest income recognized for cash payments	$—	$—	$3,045
Total nonaccrual loans	$1,613,647	$2,175,694	$—
Total loans past-due ninety days or more and still accruing	$—	$—	$550,000

NOTE D – RELATED PARTY TRANSACTIONS – In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and the businesses with which they are associated. All such loans and commitments to lend were made under terms which are consistent with the Bank’s normal lending policies.

The following is an analysis of the activity of all such loans:

	2008	2007
Beginning balance	$4,764,832	$3,734,153
Credits granted, including renewals	599,523	5,515,322
Repayments	(930,494)	(4,484,643)
	$4,433,861	$4,764,832

Undisbursed loans amount to approximately $764,183 and $894,712 at December 31, 2008 and 2007, respectively.

Deposits from related parties held by the Bank at December 31, 2008 and 2007 amounted to $3,656,080 and $2,367,291 respectively.

NOTE E – PREMISES AND EQUIPMENT – The composition of premises and equipment at December 31 is as follows:

	2008	2007
Premises	$7,753,334	$7,497,978
Furniture, fixtures and equipment	4,115,960	3,990,273
	11,869,294	11,488,251
Less accumulated depreciation	5,275,911	4,650,509
	6,593,383	6,837,742
Land	2,030,765	2,030,765
	$8,624,148	$8,868,507

NOTE F – DEPOSITS – At December 31, 2008, the scheduled maturities of time deposits are as follows:

Due in one year	$62,299,100
Due in one to three years	8,331,171
Due after three years	673,900
$71,304,171

NOTE G – SHORT-TERM BORROWINGS – The Bank has two borrowing arrangements with the Federal Home Loan Bank of San Francisco. The first allows the Bank to borrow up to approximately $43.6 million against which the Bank has pledged approximately $127.5 million of its real estate secured loans. The second arrangement allows the Bank to borrow up to approximately $13.1 million against which the Bank has pledged approximately $13.4 million of its investment securities.

As of December 31, 2008 the Bank has borrowed $5,000,000 under these arrangements. On July 9, 2008 the Company entered into a one year advance from the Federal Home Loan Bank for $5,000,000 at a fixed rate of 2.91%. During 2008 the bank had average borrowings outstanding of $6,612,000 at an effective rate of 2.89%.

The Bank may also borrow up to $5,900,000 overnight on an unsecured basis from two correspondent banks.

NOTE H – LONG-TERM BORROWINGS – During the third quarter of 2003, the Bank issued Subordinated Debentures to nineteen investors including executive officers and members of the Bank’s Board of Directors, in the total sum of $2,000,000 (“Debentures”). The total amount issued to executive officers and directors was $1,100,000. The Debentures include quarterly payment of interest at prime plus 1.5% and quarterly principal installments of $166,666 commencing on September 30, 2008 until paid in full on June 30, 2011. As of December 31, 2008 the Debentures totaled $1,666,644 and an average rate of 5.78%. The Debentures, which are subordinated to the right of payment to depositors and other creditors, partially qualify as Tier 2 Capital.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows:

	2008	2007
Deferred liabilities:
Tax over book depreciation	$369,000	$425,000
Market value adjustment on investment securities	349,000	138,000
Other	130,000	111,000
Total deferred tax liabilities	848,000	674,000
Deferred tax assets:
Allowance for loan losses	909,000	673,000
Deferred compensation plans	671,000	498,000
State taxes	95,000	191,000
Net loss carryforward	28,000	41,000
Other	119,000	85,000
Total deferred tax assets	1,822,000	1,488,000
Net deferred tax assets	$974,000	$814,000

The provision for income taxes consists of the following:

	2008	2007	2006
Currently payable	$1,004,000	$2,135,000	$2,389,000
Deferred taxes (benefits)	(371,000)	(201,000)	(147,000)
	$633,000	$1,934,000	$2,242,000

The principal sources of deferred income taxes and the tax effect of each are as follows:

	2008	2007	2006
Tax over book depreciation	$(56,000)	$(68,000)	$6,000
Provision for loan losses	(236,000)	—	(75,000)
State taxes	96,000	33,000	(75,000)
Net loss carryforward	13,000	14,000	14,000)
Deferred compensation plans	(173,000)	(108,000)	(42,000)
Other	(15,000)	(72,000)	25,000
Net deferred taxes	$(371,000)	$(201,000)	$(147,000)

Continued on next page

As of December 31, 2008, the Bank had federal net operating loss carryforwards available to reduce future taxable income of approximately $81,000. These net operating loss carryforwards expire in 2010. The 1995 merger with Central Coast National Bank resulted in an ownership change as defined in the Internal Revenue Code Section 382. Accordingly, the utilization of the net operating loss will be subject to the limitations prescribed in Section 382.

As a result of the following items, the total tax expense was different from the amount computed by applying the statutory income tax rate to earnings before income taxes:

	2008		2007		2006
Federal “expected” tax	$602,000	34.0%	$1,679,000	34.0%	$1,914,000	34.0%
State franchise tax, net	122,000	6.9	347,000	7.0	396,000	7.0
Tax exempt income	(128,000)	(7.2)	(122,000)	(2.5)	(80,000)	(1.3)
Other	37,000	2.1	30,000	0.6	12,000	(0.2)
Total expense	$633,000	35.7%	$1,934,000	39.1%	$2,242,000	39.9%

The Company is subject to Federal income tax and California franchise tax. Federal income tax returns for the years ended December 31, 2007, 2006 and 2005 are open to audit by the Federal authorities and California returns for the years ended December 31, 2007, 2006, 2005 and 2004 are open to audit by state authorities.

NOTE J – EMPLOYEE PROFIT SHARING AND DEFERRED COMPENSATION – The Bank sponsors a 401 (k) plan for the benefit of its employees. In 1994 the Bank also approved the creation of an Employee Stock Ownership Plan for the benefit of its employees. Contributions to these plans are determined by the Board of Directors. For income tax purposes, the annual contribution is limited to 15% of the compensation of eligible employees. The Bank contributed $202,000 in 2008, $203,000 in 2007, and $210,000 in 2006, to the Employee Stock Ownership Plan. The Bank contributed $58,000 to the 401 (k) plan in 2008, $57,000 to the 401 (k) plan in 2007 and $50,000 in 2006.

The Bank has entered into deferred compensation agreements with key officers and board members. Under these agreements, the Bank is obligated to provide, upon retirement, a lifetime benefit for the officers and directors. The annual benefits ranging from $25,000 to $75,000 for key officers and $4,000 to $6,000 for directors. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants. The expense incurred and amount accrued for this plan for the years ended December 31, 2008, 2007, and 2006 totaled $275,140, $292,385, and $131,454, respectively. The Bank is a beneficiary of life insurance policies that have been purchased as a method of financing the benefits under the agreements.

NOTE K – STOCK OPTIONS – The Company sponsors one compensatory incentive and non-qualified stock option plan which provides certain key employees and the Board of Directors with the option to purchase shares of common stock, and one Equity Based Compensation Plan which provides certain key employees and the Board of Directors with the award of any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Share Unit, Performance Share Award, Dividend Equivalent, or any combination thereof. In 1999, the Bank adopted a stock option plan (the 2000 plan) under which up to 360,000 shares of the Bank’s common stock may be issued to directors, officers, and key employees. In 2006, the Company adopted the 2006 Equity Based Compensation Plan (the Plan), which the maximum number of shares of common stock that may be awarded under this Plan shall not exceed 200,000 shares, including 38,200 shares rolled over from the Company’s 2000 Stock Option Plan. Option prices may not be less than 100% of the fair market value of the stock at the date of grant. Options became exercisable at the rate of 20% per year beginning at various dates and expire not more than ten years from the date of grant. The Company recognized stock-based compensation costs of $148,534, $122,645 and $63,558 and related tax benefits of $41,700, $18,450 and $26,000 for 2008, 2007 and 2006, respectively.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions:

	2008	2007	2006
Risk-free rates	3.18%	4.65%	4.77%
Expected volatility	20.00%	20.00%	20.00%
Expected dividened yield	1.40%	1.40%	1.40%
Expected term	6.0 years	6.0 years	6.0 years
Weighted-average grant date fair value	$5.08	$6.72	$6.43

A summary of the status of the Company’s fixed stock option plan as of December 31, 2008 and changes during the year then ended is presented below:

	December 31, 2008
		Weighted-	Weighted-
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
	Shares	Price	Contractual Term	Value
Outstanding at the beginning of the year	223,760	$17.48
Granted	11,000	23.18
Exercised	(6,200)	9.66
Foreited or expired	—	—
Outstanding at the end of the year	228,560	17.97	5.7 years	$ None
Options Exercisable	154,360	$14.75	4.6 years	$ None

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 were approximately $92,810, $638,000, and $539,000 respectively. As of December 31, 2008 there was $411,000 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of 2.1 years.

NOTE L – EARNINGS PER SHARE (EPS) – The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

	December 31, 2008
	Income	Shares
	(Numerator)	(Denominator)
Net income	$1,138,904
Average shares outstanding		1,924,023
Used in Basic EPS	1,138,904	1,924,023
Dilutive effect of outstanding stock options		48,465
Used in Diluted EPS	$1,138,904	1,972,488

	December 31, 2007
	Income	Shares
	(Numerator)	(Denominator)
Net income	$3,002,819
Average shares outstanding		1,933,231
Used in Basic EPS	3,002,819	1,933,231
Dilutive effect of outstanding stock options		59,823
Used in Diluted EPS	$3,002,819	1,993,054

	December 31, 2006
	Income	Shares
	(Numerator)	(Denominator)
Net income	$3,388,271
Average shares outstanding		1,916,253
Used in Basic EPS	3,388,271	1,916,253
Dilutive effect of outstanding stock options		98,413
Used in Diluted EPS	$3,388,271	2,014,666

NOTE M – COMMITMENTS AND CONTINGENCIES – The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those commitments. Commitments to extend credit (such as the unfunded portion on lines of credit and commitments to fund new loans) as of December 31, 2008 and 2007 amounts to approximately $57,168,000 and $57,326,000, respectively, of which approximately $3,106,000 and $4,286,000 are related standby letters of credit, respectively. The Company uses the same credit policies in these commitments as is done for all of its lending activities. As such, the credit risk involved in these transactions is essentially the same as that involved in extending loan facilities to customers.

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

NOTE N – PREFFERED STOCK AND RELATED WARRANT – On Friday, December 19, 2008, the Company entered into a Purchase Agreement with the United States Department of the Treasury (the “Treasury”), pursuant to which the Company agreed to issue and sell 4,000 shares of the Company’s Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock) and a Warrant to purchase 37,360 shares of the Company’s Common Stock for an aggregate purchase price of $4,000,000 in cash. In connection with this transaction the Company incurred $50,000 in costs.

The Preferred Stock will qualify as Tier 1 capital and will pay cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Preferred Stock may be redeemed by the Company after three years. Prior to the end of the three years, the Preferred Stock may be redeemed only with proceeds from the sale of qualifying equity securities of the Company.

The Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $16.06 per share.

If the Company receives aggregate gross cash proceeds of not less than $4,000,000 from a Qualified Equity Offering on or prior to December 31, 2009, the number of shares of Common Stock issuable pursuant to Treasury’s exercise of the Warrant will be reduced by one half of the original number of shares, taking into account all adjustments, underlying the Warrant. Pursuant to the Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Neither the Preferred Stock nor the Warrant will be subject to any contractual restrictions on transfer, except that Treasury may only transfer or exercise an aggregate of one-half of the Warrant Shares prior to the earlier of the redemption of 100% of the shares of Preferred Stock and December 31, 2009.

In the Purchase Agreement, the Company agreed that, until such time as Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Purchase Agreement, the Company will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111(b) of the Emergency Economic Stabilization Act of 2008 (the “EESA”) as implemented by any guidance or regulation under the EESA that has been issued and is in effect as of the date of the issuance of the Preferred Stock and the Warrant, and has agreed to not adopt any benefit plans with respect to, or which covers, its senior executive officers that do not comply with the EESA, and the applicable executives have consented to the foregoing.

The net proceeds from the issuance of the Preferred Stock and Warrant of $3,950,000 were allocated between the Preferred Stock and the Warrant based on their estimated relative fair values. The resulting discount of $200,997 on the Preferred Stock will be accreted against retained earnings over the estimated five-year life of the Preferred Stock reducing the reported income available for common shareholders.

NOTE O – FAIR VALUE MEASUREMENT – The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).

Collateral-Dependent Impaired Loans: The Bank does not record loans at fair value on a recurring basis. However, from time to time, fair value adjustments are recorded on these loans to reflect (1) partial write-downs, through charge-offs or specific reserve allowances, that are based on the current appraised or market-quoted value of the underlying collateral or (2) the full charge-off of the loan carrying value. In some cases, the properties for which market quotes or appraised values have been obtained are located in areas where comparable sales data is limited, outdated, or unavailable. Fair value estimates for collateral-dependent impaired loans are obtained from real estate brokers or other third-party consultants (Level 3).

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31, 2008:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Level 4
Assets and liabilities measured at fair market value on a recurring basis)
Assets:
Securities Available for Sale	$38,470,476	$—	$—	$38,470,476
Assets and liabilities measured at fair market value on a non-recurring basis)
Collateral-Dependent Impaired Loans, Net of Specific Reserves	$—	$—	$1,219,647	$1,219,647

Collateral-dependent impaired loans, which are measured for impairment using the fair value of the collateral, had a carrying value of $1,631,647, with a specific reserve of $394,000.

NOTE P – FAIR VALUE OF FINANCIAL INSTRUMENTS – The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Continued on next page

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

The estimated fair value of financial instruments at December 31, 2008 and 2007 are summarized as follows:

	December 31, 2008		December 31, 2007
	Carrying Value	Market Value	Carrying Value	Market Value
Financial Assets:
Cash and cash equivalents	$8,220,406	$8,220,406	$7,399,412	$7,399,412
Investment securities	38,470,476	38,470,476	56,107,156	56,107,156
Loans receivable, net	186,631,960	185,936,829	166,619,494	167,422,617
Cash surrender value of life insurance	5,194,688	5,194,688	5,005,376	5,005,376
Federal Reserve Bank FHLB Stock	1,516,850	1,516,850	1,453,850	1,453,850
Accrued interest receivable	1,222,272	1,222,272	1,465,402	1,465,402
Financial Liabilities:
Time deposits	$71,304,171	$71,175,000	$71,844,194	$72,612,333
Other deposits	141,012,427	140,601,598	140,874,184	141,374,184
Other borrowings	5,000,000	5,000,000	5,900,000	5,900,000
Long-term debt	6,821,644	6,821,644	7,155,000	7,155,000
Accrued interest and other liabilities	2,190,584	2,190,584	1,677,551	1,677,551

NOTE Q – REGULATORY MATTERS – The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain offbalance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Federal Reserve Bank (FRB) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Company’s and Bank’s actual capital amounts and ratios (dollar amounts in thousands):

					To be well
					capitalized under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount (thousands)	Ratio	Amount (thousands)	Ratio	Amount (thousands)	Ratio
As of December 31, 2008:
Company
Total Capital (to Risk-Weighted Assets)	$33,373	15.9%	$16,770	8.0%	$20,963	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$30,208	14.4%	$8,385	4.0%	$12,578	6.0%
Tier 1 Capital (to Average Assets)	$30,208	11.9%	$10,074	4.0%	$12,592	5.0%
Bank
Total Capital (to Risk-Weighted Assets)	$31,748	15.2%	$16,746	8.0%	$20,933	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$28,583	13.7%	$8,373	4.0%	$12,560	6.0%
Tier 1 Capital (to Average Assets)	$28,583	11.4%	$9,995	4.0%	$12,494	5.0%
As of December 31, 2007:
Company
Total Capital (to Risk-Weighted Assets)	$29,075	14.6%	$15,912	8.0%	$19,890	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$26,147	13.2%	$7,956	4.0%	$11,934	6.0%
Tier 1 Capital (to Average Assets)	$26,147	10.5%	$9,794	4.0%	$12,243	5.0%
Bank
Total Capital (to Risk-Weighted Assets)	$27,410	13.8%	$15,888	8.0%	$19,860	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$24,482	12.3%	$7,944	4.0%	$11,916	6.0%
Tier 1 Capital (to Average Assets)	$24,482	9.9%	$9,941	4.0%	$12,427	5.0%

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

NOTE R – HOLDING COMPANY – On April 3, 2006 Santa Lucia Bancorp acquired all the outstanding shares of Santa Lucia Bank by issuing 1,909,837 shares of common stock in exchange for the surrender of all outstanding shares of the Bank’s common stock. There was no cash involved in this transaction. The acquisition was accounted for like a pooling of interest and the consolidated financial statements contained herein have been restated to give full effect to this transaction.

Santa Lucia Bancorp has no significant business activities other than its investment in Santa Lucia Bank and its investment and related borrowings from Santa Lucia (CA) Capital Trust as discussed in Note H. Accordingly, no separate financial information on the Company is provided.

POST OFFICE BOX 6047 • 7480 EL CAMINO REAL • ATASCADERO, CALIFORNIA 93423
TELEPHONE: (805) 466-7087 • FAX: (805) 466-0402

MEMBER FDIC